Filed Pursuant to Rule 424(b)(5) Registration No. 333-188360

PROSPECTUS SUPPLEMENT
(To Prospectus dated October 9, 2013)

2,000,000 Depositary Units
Representing Limited Partner Interests

Icahn Enterprises L.P.

We are selling 2,000,000 depositary units representing limited partner interests in Icahn Enterprises L.P.

Our depositary units are traded on The NASDAQ Global Select Market under the symbol “IEP.” On December 6, 2013, the last reported sales price of our depositary units on The NASDAQ Global Select Market was $144.39 per depositary unit.

Investing in our depositary units involves a high degree of risk. Please read “Risk Factors” beginning on page S-26 of this prospectus supplement, on page 5 of the accompanying prospectus and in the documents incorporated by reference into this prospectus supplement.

We are selling to the underwriter the depositary units at a price of $135.00 per depositary unit, resulting in net proceeds to us, before deducting expenses relating to the offering, of $270,000,000, or $310,500,000 assuming full exercise of the underwriter’s option to purchase additional depositary units.

The underwriter will offer the depositary units for sale from time to time in one or more transactions on The NASDAQ Global Select Market or in the over-the-counter market (which may include block transactions), in negotiated transactions or otherwise, or a combination of those methods of sale, at a fixed price or prices, which may be changed, or at market prices prevailing at the time of sale, at prices related to prevailing market prices or at negotiated prices. See “Underwriting.”

We have granted the underwriter an option for a period of 30 days to purchase an additional 300,000 of our depositary units on the same terms and conditions set forth above.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

The underwriter expects to deliver the depositary units offered hereby on or about December 13, 2013.

Sole Book-Running Manager

Morgan Stanley

The date of this prospectus supplement is December 9, 2013

PROSPECTUS SUPPLEMENT

PROSPECTUS

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IMPORTANT NOTICE ABOUT INFORMATION IN THIS PROSPECTUS
SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS

This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of this offering of depositary units and also adds to and updates information contained in the accompanying prospectus and the documents incorporated by reference into this prospectus supplement and the accompanying prospectus. The second part is the accompanying prospectus, which gives more general information about securities we may offer from time to time, some of which may not apply to this offering of depositary units. Generally, when we refer only to the “prospectus,” we are referring to both parts combined.

If the information relating to the offering varies between the prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement.

You should rely only on the information contained or incorporated by reference in this prospectus supplement, the accompanying prospectus or any free-writing prospectus prepared by or on behalf of Icahn Enterprises L.P. We have not, and the underwriter has not, authorized any other person to provide you with different or additional information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriter is not, making an offer to sell the depositary units in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained or incorporated by reference in this prospectus supplement or in the accompanying prospectus is accurate as of any date other than the date on the front of that document. Our business, financial condition, results of operations and prospects may have changed since such date.

You should read and consider all information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus before making your investment decision.

Unless we indicate otherwise, the information presented in this prospectus supplement assumes that the underwriter does not exercise its option to purchase additional depositary units.

FORWARD-LOOKING STATEMENTS

This prospectus supplement and the documents incorporated by reference in the accompanying prospectus may contain “forward-looking statements.” Forward-looking statements are those that do not relate solely to historical fact. They include, but are not limited to, any statement that may predict, forecast, indicate or imply future results, performance, achievements or events. Forward-looking statements can generally be identified by phrases such as “believes,” “expects,” “potential,” “continues,” “may,” “should,” “seeks,” “predicts,” “anticipates,” “intends,” “projects,” “estimates,” “plans,” “could,” “designed,” “should be” and other similar expressions that denote expectations of future or conditional events rather than statements of fact. Forward-looking statements also may relate to strategies, plans and objectives for, and potential results of, future operations, financial results, financial condition, business prospects, growth strategy and liquidity, and are based upon management’s current plans and beliefs or current estimates of future results or trends.

These forward-looking statements reflect our current views with respect to future events and are based on assumptions and subject to risks and uncertainties that may cause actual results to differ materially from trends, plans or expectations set forth in the forward-looking statements. These risks and uncertainties may include the risks and uncertainties described in our Annual Report on Form 10-K for the year ended December 31, 2012 and Quarterly Report on Form 10-Q for the quarter ended September 30, 2013, as well as those risk factors included under “Risk Factors” in this prospectus. Among these risks are: risks related to economic downturns, substantial competition and rising operating costs; risks related to our investment activities, including the nature of the investments made by the Funds we manage, losses in the Funds and loss of key employees; risks related to our automotive activities, including exposure to adverse conditions in the automotive industry, and risks related to operations in foreign countries; risks related to our energy business, including the volatility and availability of crude oil, other feed stocks and refined products, unfavorable refining margin (crack spread), interrupted access to pipelines, significant fluctuations in nitrogen fertilizer demand in the agricultural industry and seasonality of results; risks related to our gaming operations, including reductions in discretionary spending due to a downturn in the local, regional or national economy, intense competition in the gaming industry from present and emerging internet online markets and extensive

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regulation; risks related to our railcar activities, including reliance upon a small number of customers that represent a large percentage of revenues and backlog, the health of and prospects for the overall railcar industry and the cyclical nature of the railcar manufacturing business; risks related to our food packaging activities, including competition from better capitalized competitors, inability of our suppliers to timely deliver raw materials and the failure to effectively respond to industry changes in casings technology; risks related to our scrap metals activities, including potential environmental exposure; risks related to our real estate activities, including the extent of any tenant bankruptcies and insolvencies; risks related to our home fashion operations, including changes in the availability and price of raw materials, and changes in transportation costs and delivery times; and other risks and uncertainties detailed from time to time in our filings with the SEC.

Given these risks and uncertainties, we urge you to read this prospectus completely and with the understanding that actual future results may be materially different from what we plan or expect. All of the forward-looking statements made in this prospectus are qualified by these cautionary statements and we cannot assure you that the actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to or effects on our business or operations. In addition, these forward-looking statements present our estimates and assumptions only as of the date of this prospectus. We do not intend to update you concerning any future revisions to any forward-looking statements to reflect events or circumstances occurring after the date of this prospectus. However, you should carefully review the risk factors set forth in other reports or documents we file from time to time with the SEC.

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PROSPECTUS SUPPLEMENT SUMMARY

The following summary highlights information about us, this offering and information appearing elsewhere included or incorporated by reference in this prospectus supplement, the accompanying prospectus and in the documents we incorporate by reference. This summary is not complete and does not contain all of the information that you should consider before making an investment decision. You should read carefully the entire prospectus supplement, the accompanying prospectus, the documents incorporated by reference and the other documents to which we refer herein for a more complete understanding of this offering, including the factors described under the heading “Risk Factors” in this prospectus supplement beginning on page S-26, together with any free-writing prospectus we have authorized for use in connection with this offering and the financial statements and other information included or incorporated by reference in this prospectus supplement. This prospectus supplement may add to, update or change information in the accompanying prospectus. Except where the context otherwise requires or indicates, in this prospectus, (i) “Icahn Enterprises,” “the Company,” “we,” “us” and “our” refer to Icahn Enterprises L.P. and its subsidiaries and, with respect to acquired businesses, Mr. Icahn and his affiliates prior to our acquisition thereof, (ii) “Holding Company” refers to the unconsolidated results and financial position of Icahn Enterprises and Icahn Enterprises Holdings and (iii) “fiscal year” refers to the twelve-month period ended December 31 of the applicable year.

The Icahn Strategy

Across all of our businesses, our success is based on a simple formula: we seek to find undervalued companies in the Graham & Dodd tradition, a methodology for valuing stocks that primarily looks for deeply depressed prices. However, while the typical Graham & Dodd value investor purchases undervalued securities and waits for results, we often become actively involved in the companies we target. That activity may involve a broad range of approaches, from influencing the management of a target to take steps to improve shareholder value, to acquiring a controlling interest or outright ownership of the target company in order to implement changes that we believe are required to improve its business, and then operating and expanding that business. This activism has brought about very strong returns over the years.

Today, we are a diversified holding company owning subsidiaries engaged in the following operating businesses: Investment, Automotive, Energy, Gaming, Railcar, Food Packaging, Metals, Real Estate and Home Fashion. Through our Investment segment, we have significant positions in various investments, which include Chesapeake Energy (CHK), Forest Laboratories (FRX), Netflix (NFLX), Transocean Ltd. (RIG), Apple Inc. (APPL), Herbalife Ltd. (HLF), Nuance Communications, Inc. (NUAN), Talisman Energy Inc. (TLM) and Hologic Inc. (HOLX) as of the date of this prospectus supplement.

Several of our operating businesses started out as investment positions in debt or equity securities, held either directly by Icahn Capital or Mr. Icahn. Those positions ultimately resulted in control or complete ownership of the target company. Most recently, we acquired a controlling interest in CVR Energy, Inc. (“CVR”), which started out as a position in our Investment segment and is now an operating subsidiary that comprises our Energy segment. As of November 29, 2013, based on the closing sale price of CVR stock and distributions since we acquired control, we had gains of approximately $1.7 billion on our purchase of CVR. The recent acquisition of CVR, like our other operating subsidiaries, reflects our opportunistic approach to value creation, through which returns may be obtained by, among other things, promoting change through minority positions at targeted companies in our Investment segment or by acquiring control of those target companies that we believe we could run more profitably ourselves.

In 2000, we began to expand our business beyond our traditional real estate activities, and to fully embrace our activist strategy. On January 1, 2000, the closing sale price of our depositary units was $7.625 per depositary unit. On November 29, 2013, our depositary units closed at $121.07 per depositary unit, representing an increase of 1,850% since January 1, 2000 (including reinvestment of distributions into additional depositary units and taking into account in-kind distributions of depositary units). Comparatively, the S&P 500, Dow Jones Industrial and Russell 2000 indices increased approximately 60%, 95% and 172%, respectively, over the same period (including reinvestment of distributions into those indices).

During the next several years, we see a favorable opportunity to follow an activist strategy that centers on the purchase of target stock and the subsequent removal of any barriers that might interfere with a friendly purchase offer from a strong buyer. Alternatively, in appropriate circumstances, we or our subsidiaries may become the buyer of target companies, adding them to our portfolio of operating subsidiaries, thereby expanding our operations through such opportunistic acquisitions. We believe that the companies that we target for our activist activities are undervalued for many reasons, often including inept management. Unfortunately for the individual investor, in particular, and the economy, in general, many poor management teams are often unaccountable and very difficult to remove.

Unlike the individual investor, we have the wherewithal to purchase companies that we feel we can operate more effectively than incumbent management. In addition, through our Investment segment, we are in a position to pursue our activist strategy by purchasing stock or debt positions and trying to promulgate change through a variety of activist approaches, ranging from speaking and negotiating with the board and CEO to proxy fights, tender offers and taking control. We work diligently to enhance value for all shareholders and we believe that the best way to do this is to make underperforming management teams and boards accountable or to replace them.

The Chairman of the Board of our general partner, Carl C. Icahn, has been an activist investor since 1980. Mr. Icahn believes that he has never seen a time for activism that is better than today. Many major companies have substantial amounts of cash. We believe that they are hoarding cash, rather than spending it, because they do not believe investments in their business will translate to earnings.

We believe that one of the best ways for many cash-rich companies to achieve increased earnings is to use their large amounts of excess cash, together with advantageous borrowing opportunities, to purchase other companies in their industries and take advantage of the meaningful synergies that could result. In our opinion, the CEOs and Boards of Directors of undervalued companies that would be acquisition targets are the major road blocks to this logical use of assets to increase value, because we believe those CEOs and Boards are not willing to give up their power and perquisites, even if they have done a poor job in administering the companies they have been running. In addition, acquirers are often unwilling to undertake the arduous task of launching a hostile campaign. This is precisely the situation in which we believe a strong activist catalyst is necessary.

We believe that the activist catalyst adds value because, for companies with strong balance sheets, acquisition of their weaker industry rivals is often extremely compelling financially. We further believe that there are many transactions that make economic sense, even at a large premium over market. Acquirers can use their excess cash, that is earning a very low return, and/or borrow at the advantageous interest rates now available, to acquire a target company. In either case, an acquirer can add the target company’s earnings and the income from synergies to the acquirer’s bottom line, at a relatively low cost. But for these potential acquirers to act, the target company must be willing to at least entertain an offer. We believe that often the activist can step in and remove the obstacles that a target may seek to use to prevent an acquisition. We have spent many years engaging in the activist model which we believe will be increasingly important in the coming years.

It is our belief that our strategy will continue to produce strong results into the future, and that belief is reflected in the action of the Board of Directors of our general partner, which announced on May 29, 2013, an increase to our annual distribution from $4.00 to $5.00 per depositary unit. We believe that the strong cash flow and asset coverage from our operating segments will allow us to maintain a strong balance sheet and ample liquidity.

In our view Icahn Enterprises L.P. is in a virtuous cycle. We believe that our depositary units will give us another powerful activist tool, allowing us both to use our depositary units as currency for tender offers and acquisitions (both hostile and friendly) where appropriate, and to increase our fire power by raising additional cash through depositary unit sales. All of these factors will, in our opinion, contribute to making our activism even more efficacious, which we expect to enhance our results and stock value.

Overview

We are a diversified holding company owning subsidiaries engaged in the following operating businesses: Investment, Automotive, Energy, Gaming, Railcar, Food Packaging, Metals, Real Estate and Home Fashion.

Icahn Enterprises is a master limited partnership formed in Delaware on February 17, 1987. We own a 99% limited partner interest in Icahn Enterprises Holdings. Substantially all of our assets and liabilities are owned through Icahn Enterprises Holdings and substantially all of our operations are conducted through Icahn Enterprises Holdings and its subsidiaries. Icahn Enterprises G.P. Inc., or Icahn Enterprises GP, our sole general partner, owns a 1% general partner interest in both Icahn Enterprises Holdings and us, representing an aggregate 1.99% general partner interest in Icahn Enterprises Holdings and us. Icahn Enterprises GP is owned and controlled by Mr. Carl C. Icahn. As of September 30, 2013, affiliates of Mr. Icahn owned 100,436,406 of our depositary units that represented approximately 89.4% of our outstanding depositary units. Immediately after giving effect to the consummation of this offering, affiliates of Mr. Icahn will own 87.9% of our depositary units (or 87.7% of our depositary units, if the underwriter exercises its option to purchase additional depositary units in full.)

Mr. Icahn’s estate has been designed to assure the stability and continuation of Icahn Enterprises with no need to monetize his interests for estate tax or other purposes. In the event of Mr. Icahn’s death, control of Mr. Icahn’s interests in Icahn Enterprises and its general partner will be placed in charitable and other trusts under the control of senior Icahn executives and family members.

The following is a summary of our core holdings:

Investment.  Our Investment segment is comprised of various private investment funds, including Icahn Partners L.P. (“Icahn Partners”), Icahn Partners Master Fund LP, Icahn Partners Master Fund II LP and Icahn Partners Master Fund III LP (collectively, the “Master Funds”, and together with Icahn Partners, the “Investment Funds”), through which we invest our proprietary capital. We and certain of Mr. Icahn’s wholly owned affiliates are the sole investors in the Investment Funds. Icahn Onshore LP and Icahn Offshore LP (together, the “General Partners”) act as the general partner of Icahn Partners and the Master Funds, respectively. The General Partners provide investment advisory and certain administrative and back office services to the Investment Funds but do not provide such services to any other entities, individuals or accounts. Interests in the Investment Funds are not offered to outside investors.

Automotive.  We conduct our Automotive segment through our 80.7% ownership, as of September 30, 2013, in Federal-Mogul. In 2012, Federal-Mogul reorganized its businesses around its Powertrain and Vehicle Components Solutions businesses to take advantage of unique growth opportunities and customer requirements in each sector. Powertrain serves original equipment light vehicle, commercial vehicle and industrial engine manufacturers and VCS primarily supplies branded repair components to the automotive aftermarket. Federal-Mogul’s high-precision products are designed and engineered to help its customers satisfy and exceed environmental and safety standards without sacrificing performance.

Federal-Mogul’s Powertrain business has leading market share positions in pistons, piston rings, valve seats, value guides, bearings, ignition, sealing and systems protection components. It focuses on high-technology, high-precision products that improve fuel economy, reduce emissions and enhance durability. Demand for smaller, high performance engines has increased dramatically over the past few years as developed economies implement higher fuel economy and emission standards. Simultaneously, new vehicle production has continued to increase due to substantial growth in the size of the emerging markets middle class. Global light vehicle production is expected to increase at a 5% compound annual growth rate, or CAGR, through 2018; however, cylinder count per engine is expected to continue to decrease, as engine manufacturers implement new technologies to obtain more power from smaller highly-loaded engines. These compact, more powerful engines require more advanced components to handle higher thermal and mechanical stresses, which increases overall content per vehicle. Approximately 30% of Powertrain revenue in fiscal year 2012 was derived from commercial vehicle and other non-light vehicle customers. Each of these industrial markets is highly specialized and requires significant research, development and engineering to create products capable of performing in the harshest environments. These end markets are also subject to tightening environmental regulation that introduces increased complexity and performance requirements but creates opportunity for growth.

Federal-Mogul’s Vehicle Components Solutions business is a global leader in aftermarket components such as engine, sealing, chassis, wiper and ignition components, and is a leading premium brake pad and component manufacturer in North America and Europe. Federal-Mogul has some of the most widely recognized aftermarket brands, including Fel-Pro, Moog, Ferodo, ThermoQuiet, Wagner, ANCO and Champion. Aftermarket demand is a function of the size of the global car parc, which is estimated to grow at a 4%

CAGR through 2020 on the strength of emerging market vehicle sales. A further driver is the age of the car parc, which has been steadily increasing in all markets. We believe Federal-Mogul has an excellent opportunity to leverage its brands and products throughout the emerging markets, as well as to participate in consolidation opportunities in North America and Europe. In addition, the North American automotive aftermarket distribution system is highly profitable, yet inefficient due to multi-tier channels and inventory management complexity. As a large manufacturer with a leading brands and a broad product portfolio, Federal-Mogul has an opportunity to streamline its manufacturing and distribution operations in mature markets and expand into emerging regional markets where growth in new vehicle production is resulting in total car parc expansion and the development of an attractively-sized automotive aftermarket.

On July 11, 2013, Federal-Mogul received $500 million in connection with its previously announced common stock registered rights offering (the “Federal-Mogul Rights Offering”). In connection with the Federal-Mogul Rights Offering, we fully exercised our subscription rights under our basic and over subscription privileges to purchase additional shares of Federal-Mogul common stock, thereby increasing our ownership of Federal-Mogul, for an aggregate additional investment of $434 million.

Energy.  We conduct our Energy segment through our 82.0% ownership, as of September 30, 2013, in CVR. In addition, as of September 30, 2013, as a result of purchasing common units of CVR Refining, LP (“CVRR”) during 2013, we directly owned approximately 4.0% of the total outstanding common units of CVRR. We acquired a controlling interest in CVR on May 4, 2012.

CVR is a diversified holding company primarily engaged in the petroleum refining and nitrogen fertilizer manufacturing industries through its holdings in CVRR and CVR Partners, LP (“CVRP”), respectively. CVRR is an independent petroleum refiner and marketer of high value transportation fuels. CVRP produces nitrogen fertilizers in the form of ammonia and urea ammonium nitrate. As of September 30, 2013, following various equity offerings during 2013, CVR owned the general partner and approximately 71% of the common units of CVRR (including 100% of CVR Refining GP, LLC, its general partner) and approximately 53% of the common units of CVRP (including 100% of CVR GP, LLC, its general partner).

CVRR’s mid-continent location provides access to significant quantities of crude oil from the continental United States and Western Canada. We believe expected crude oil production growth in North America, coupled with declining North Sea volumes, transportation bottlenecks and other geopolitical considerations will likely support favorable crack spreads for mid-continent refineries for the foreseeable future. CVRR’s refinery assets include two of only seven refineries in the underserved PADD II Group 3 region, a 115,000 barrels per day (“bpd”) complex full coking medium-sour crude refinery in Coffeyville, Kansas and a 70,000 bpd medium complexity refinery in Wynnewood, Oklahoma capable of processing 20,000 bpd of light sour crude. CVRR also controls and operates supporting logistics assets including approximately 350 miles of owned pipelines, over 125 owned crude transports, a network of strategically located crude oil gathering tank farms providing roughly 50,000 bpd to the refineries and over 6.0 million barrels of owned or leased crude oil storage capacity. In addition, CVRR has 35,000 bpd of contracted capacity on the Keystone and Spearhead pipelines to supply its refineries with Canadian and Bakken crudes.

CVRP produces and distributes nitrogen fertilizer products, such as ammonia and urea ammonium nitrate (“UAN”), used by farmers to improve the yield and quality of their crops. Located in the heart of the Corn Belt with direct access to its primary input, pet coke, from the adjacent Coffeyville refinery, CVRP is close to customers and enjoys a meaningful freight advantage compared to many of its competitors and imports. CVRP’s utilization of pet coke instead of natural gas provides CVRP with a relatively fixed cost structure and makes it less sensitive to swings in energy prices. Fertilizer consumption continues to grow annually as global population growth, changing food consumption patterns in emerging markets and decreasing per capita farmland drive world grain demand higher and necessitate more efficient land use. The United States currently accounts for 25% of world coarse grain production, and as the third largest consumer of nitrogen fertilizer, imports a significant portion of its requirements. As a result of these trends and the recent completion of its UAN expansion project, we believe CVRP is well positioned to continue to benefit from the secular growth in the fertilizer market.

On January 24, 2013, the board of directors of CVR adopted a quarterly cash dividend policy of $0.75 per share, or $3.00 per share on an annualized basis. CVR paid its first regular quarterly dividend in the second quarter of 2013. In addition, CVR declared and paid two special cash dividends during the nine months ended September 30, 2013, bringing total dividends paid to $13.50 per share, of which $961 million was paid to us.

Metals.  We conduct our Metals segment through our indirect wholly owned subsidiary, PSC Metals, Inc. (“PSC Metals”). PSC Metals is one of the largest independent metal recycling companies in the United States and collects industrial and obsolete scrap metal, processes it into reusable forms and supplies the recycled metals to its customers including electric-arc furnace mills, integrated steel mills, foundries, secondary smelters and metals brokers. PSC Metals has over 40 locations concentrated in three main geographic regions — the Upper Midwest, the St. Louis region and the South. PSC Metals has actively consolidated its regions and is seeking to build a leading position in each market.

As recycled steel is more environmentally friendly and energy efficient (and therefore cheaper to produce) than virgin steel, we believe that PSC Metals will benefit from secular growth trends in recycled metals. In addition, PSC Metals is well positioned to benefit from the improving economy and higher industrial production and steel mill operating rates in North America. NAFTA steel demand is expected to be flat in 2013 and grow by 3.2% in 2014. In our Upper Midwest market, steel mills will have invested an estimated $1.8 billion between 2011 and 2014 to meet growing steel demand driven primarily by automotive and increased oil and gas drilling industries. We believe these investments will increase the regional demand for ferrous scrap. Finally, as the United States is the leading exporter of scrap metal in the world, the U.S. scrap industry is expected to benefit from growing global steel demand. PSC Metals also processes non-ferrous metals including aluminum, aluminum ingots, copper, brass, stainless steel and nickel-bearing metals. Non-ferrous products are a significant raw material in the production of aluminum and copper alloys used in manufacturing. PSC Metals also operates a secondary products business that includes the supply of secondary plate and structural grade pipe that is sold into niche markets for counterweights, piling and foundations, construction materials and infrastructure end-markets.

Railcar.  We conduct our Railcar segment primarily through our 55.6% ownership, as of September 30, 2013, in American Railcar Industries Inc. (“ARI”) and our wholly owned subsidiary, AEP Leasing LLC (“AEP Leasing”). ARI is a leading North American manufacturer of hopper and tank railcars, two product groups that constitute over 50% of the approximately 1.5 million railcar North American fleet, 74% of the nine months ended September 30, 2013 railcar deliveries and 90% of the railcar industry manufacturing backlog as of September 30, 2013. These railcars are offered for sale or lease to leasing companies, industrial companies, shippers and railroads.

ARI currently benefits from the rapidly increasing energy production in North America. Increased crude oil production from North American shale regions and Canada have resulted in significant demand for tank railcars as the existing pipeline capacity is not able to satisfy the transportation demands for crude oil. ARI’s backlog for tank railcars extends into 2014 and industry new tank railcar order backlogs extend into 2015. As of September 30, 2013, ARI has a railcar fleet for lease of approximately 3,780 railcars, and we also operate a separate lease fleet through AEP Leasing with a railcar fleet for lease of 1,870 railcars. ARI also provides services for railcar fleets including critical railcar repair, maintenance, engineering and fleet management services. ARI also manufactures other industrial products, primarily aluminum and special alloy steel castings.

ARI’s fleet management services include maintenance, engineering and field services for railcars owned by certain customers. Such services include maintenance planning, project management, tracking and tracing, regulatory compliance, mileage audit, rolling stock taxes and online service access.

On September 20, 2013, American Entertainment Properties Corporation, a wholly owned subsidiary of ours and the parent company of AEP Rail Corp (“AEP”), entered into a transaction with American Railcar Leasing, LLC (“ARL”), a company wholly owned and controlled by Carl C. Icahn. ARL is a wholly owned subsidiary of IRL Holding LLC (“IRL”) and owns a railcar lease fleet of approximately 27,000 railcars. Prior to the closing of the transaction, which took place on October 2, 2013, AEP bought out the remainder of a management contract between AEP Leasing LLC (“AEP Leasing”) and ARL for $21 million, and ARL distributed $71 million in cash and $171 million in notes receivable (including interest accrued) to its parent company, IRL. Pursuant to a contribution agreement dated September 20, 2013 by and among AEP, IRL, ARL and IEP Energy Holding LLC (the “ARL Contribution Agreement”), at the closing of the transaction, AEP contributed $279 million in cash to ARL, and will, on January 1, 2014, contribute the fair market value of its

100% ownership interest in AEP Leasing to ARL, for aggregate consideration consisting of a 75% membership interest in ARL (“New ARL”), which is expected to incur additional debt of $381 million. Pursuant to the ARL Contribution Agreement, New ARL will distribute $381 million in cash to IRL after such new debt is incurred.

New ARL is an entity under common control. Accordingly, the consolidated financial statements and footnotes will include the assets and operations of New ARL for all periods presented effective in the fourth quarter of 2013. In addition, all earnings and capital transactions prior to our investment in New ARL will be allocated to non-controlling interests.

Gaming.  We conduct our Gaming segment through our 67.9% ownership, as of September 30, 2013, in Tropicana Entertainment Inc. (“Tropicana”). Tropicana currently owns and operates a diversified, multi-jurisdictional collection of casino gaming properties. The eight casino facilities it operates feature approximately 370,000 square feet of gaming space with 7,100 slot machines, 210 table games and 6,000 hotel rooms with three casino facilities located in Nevada and one in each of Mississippi, Indiana, Louisiana, New Jersey and Aruba. We acquired our ownership in Tropicana through distressed debt and subsequent equity purchases. In 2010, Tropicana emerged from bankruptcy following which we replaced management and improved performance. Through a highly analytical approach to operations, Tropicana management has identified programs that are designed to enhance marketing, improve hotel utilization, optimize product mix and reduce expenses. Tropicana has also reinvested in its properties by upgrading hotel rooms, refreshing casino floor products tailored for each regional market and pursuing strong brands for restaurant and retail opportunities. Tropicana intends to pursue acquisition opportunities where it can expand into attractive regional markets and leverage the Tropicana brand name and customer base. In addition, we are monitoring the prospects of Internet gaming and intend to pursue the opportunity if and when it is legalized.

As previously disclosed, on August 16, 2013, Tropicana St. Louis LLC (the “Buyer”), a Delaware limited liability company and a wholly owned subsidiary of Tropicana, entered into an Equity Interest Purchase Agreement (the “Purchase Agreement”) with Pinnacle Entertainment, Inc. (“Pinnacle”), Casino Magic, LLC (“Casino Magic” and together with Pinnacle, the “Sellers”), Casino One Corporation (the “Target”), PNK (ES), LLC (“ES”), PNK (ST. LOUIS RE), LLC (“RE”) and PNK (STLH), LLC (“STLH”). Casino Magic is the beneficial and record owner of all of the issued and outstanding stock of the Target (the “Target Stock”). Pinnacle is the beneficial and record owner of all of the issued and outstanding membership interests of ES, RE and STLH (and together with the Target Stock, the “Equity Interests”). The Purchase Agreement provides that, upon the terms and subject to the conditions set forth therein, the Buyer has agreed to purchase all of the Equity Interests in exchange for $260 million in cash, subject to adjustment (the “Tropicana Transactions”). If the Tropicana Transactions are consummated, the Buyer would acquire the Lumiére Place Casino, Hotel Lumiére, the Four Seasons Hotel St. Louis and related excess land parcels in St. Louis, Missouri.

The Purchase Agreement contains customary representations, warranties and covenants by the Buyer and the Sellers, including an agreement by each of the parties to use commercially reasonable efforts to consummate the Tropicana Transactions. Completion of the Tropicana Transactions is subject to various conditions, including, among others, regulatory approvals from the Missouri Gaming Commission and the U.S. Federal Trade Commission. Tropicana can make no assurances that the conditions will be satisfied and that the sale will be consummated in a timely manner or at all.

Food Packaging.  We conduct our Food Packaging segment through our 70.8% ownership, as of September 30, 2013, in Viskase Companies, Inc. (“Viskase”). Viskase is a worldwide leader in the production and sale of cellulosic, fibrous and plastic casings for the processed meat and poultry industry. Viskase currently operates eight manufacturing facilities and ten distribution centers throughout North America, Europe, South America and Asia and derives approximately 70% of its total net sales from customers located outside the United States. Viskase believes it is one of the two largest manufacturers of non-edible cellulosic casings for processed meats and one of the three largest manufacturers of non-edible fibrous casings.

While developed markets remain a steady source of demand for Viskase’s products, we believe that future growth will be driven significantly by the growing middle class in emerging markets. As per capita income increases in these emerging economies, we expect protein consumption to increase. We believe that this will create significant demand for meat-related products, such as sausages, hot dogs and luncheon meats, which are some of the most affordable sources of protein and represent the primary sources of demand for Viskase casings. Viskase is aggressively pursuing this emerging market opportunity. Since 2007, sales to emerging economies have grown on average 13% per year, and in 2013 accounted for over 50% of total company sales through September 30, 2013 compared to 36% in 2007. In 2012, Viskase completed a new finishing center in the Philippines and expanded its capacity in Brazil. Artificial casings are technically difficult to make and the challenges of producing quality casings that meet stringent food related regulatory requirements are significant. In addition, there are significant barriers to entry in building the manufacturing facilities and obtaining the regulatory permits necessary to meaningfully participate in the industry. Viskase had invested approximately $120 million of capital from 2009 through 2012 to meet the increasing emerging market demand. A significant portion of that investment was made in 2011 and 2012 which have benefitted the financial returns in 2013.

Real Estate.  Our Real Estate segment consists of rental real estate, property development and resort activities. As of September 30, 2013, we owned 29 commercial rental real estate properties. Our property development operations are run primarily through Bayswater Development LLC, a real estate investment, management and development subsidiary that focuses primarily on the construction and sale of single-family and multi-family homes, lots in subdivisions and planned communities and raw land for residential development. Our New Seabury development property in Cape Cod, Massachusetts and our Grand Harbor and Oak Harbor development property in Vero Beach, Florida include land for future residential development of approximately 292 and 870 units of residential housing, respectively. Both developments operate golf and resort operations as well. In addition, our Real Estate segment owns an unfinished development property which is located on approximately 23 acres in Las Vegas, Nevada.

Home Fashion.  We conduct our Home Fashion segment through our indirect wholly owned subsidiary, WestPoint Home LLC (“WPH”), a manufacturer and distributor of home fashion consumer products. WPH is engaged in the business of designing, marketing, manufacturing, sourcing, distributing and selling home fashion consumer products. WPH markets a broad range of manufactured and sourced bed and bath products, including sheets, pillowcases, bedspreads, quilts, comforters and duvet covers, bath and beach towels, bath accessories, bed skirts, bed pillows, flocked blankets, woven blankets and throws, and mattress pads. WPH recognizes revenue primarily through the sale of home fashion products to a variety of retail and institutional customers. In addition, WPH receives a small portion of its revenues through the licensing of its trademarks.

Business Strengths

Significant Net Asset Value.  We are well capitalized with approximately $32 billion of total assets at September 30, 2013, and significant equity value in our operating subsidiaries. The table below sets forth the combined value of our operating subsidiaries and Holding Company’s liquid assets.

Our net asset value is summarized as follows (in millions):

	As of
	Dec 31, 2012	March 31, 2013	June 30, 2013	Sept 30, 2013	Nov 30, 2013
Market-valued Subsidiaries:
Holding Company interest in Funds(1)	$2,387	$2,607	$2,543	$3,573	$3,610
CVR Energy(2)	3,474	3,675	3,375	2,743	2,811
CVR Refining(2)	—	139	180	150	144
Federal-Mogul(2)	615	462	783	2,033	2,485
American Railcar Industries(2)	377	555	398	466	515
Total market-valued subsidiaries	$6,853	$7,438	$7,279	$8,965	$9,565

	As of
	Dec 31, 2012	March 31, 2013	June 30, 2013	Sept 30, 2013	Nov 30, 2013
Other Subsidiaries
Tropicana(3)	$512	$546	$566	$528	$480
Viskase(3)	268	283	237	278	255
Real Estate Holdings(4)	763	696	717	723	723
PSC Metals(4)	338	334	322	302	302
WestPoint Home(4)	256	207	205	205	205
AEP Leasing(4)	60	112	142	214	214
Total – other subsidiaries	$2,196	$2,178	$2,189	$2,250	$2,179
Add: Holding Company cash and cash equivalents(5)	$1,045	$755	$1,412	$958	$1,013
Less: Holding Company debt(6)	(4,082)	(3,525)	(3,525)	(4,017)	(4,017)
Add: Other Holding Company net assets(7)	86	137	(133)	(72)	(72)
Indicative Net Asset Value	$6,098	$6,983	$7,222	$8,084	$8,668

(1)	Fair market value of Holding Company’s interest in the Funds and Investment segment cash as of each respective date.
(2)	Based on closing share price on each date (or if such date was not a trading day, the immediately preceding trading day) and the number of shares owned by the Holding Company as of each respective date.
(3)	Amounts based on market comparables due to lack of material trading volume. Tropicana valued at 8.0, 9.0, 9.0 and 9.0 times the trailing twelve month Adjusted EBITDA as of December 31, 2012, March 31, 2013, June 30, 2013 and September 30, 2013, respectively. Viskase valued at 11.0, 11.0, 9.5 and 10.0 times the trailing twelve month Adjusted EBITDA as of December 31, 2012, March 31, 2013, June 30, 2013 and September 30, 2013, respectively. November 30, 2013 valuations for Tropicana and Viskase assume 8.0x and 9.5x, respectively, the trailing twelve month Adjusted EBITDA ended September 30, 2013.
(4)	Represents equity attributable to us as of each respective date.
(5)	Holding Company’s cash and cash equivalents balance as of each respective date except for November 30, 2013, which is the September 30, 2013 balance adjusted for dividends received subsequently from CVI and CVRR.
(6)	Holding Company’s debt balance as of each respective date.
(7)	Holding Company’s other net asset balance as of each respective date, except for November 30, 2013, which is the September 30, 2013 balance. Distribution accruals are adjusted for additional depositary units distributed subsequent to the balance sheet date (if any).

Diversified Operating Subsidiaries with Strong Financial Position.  We have operating subsidiaries in diverse industries including Investment, Automotive, Energy, Railcar, Food Packaging, Metals, Real Estate and Home Fashion. For the twelve month period ended September 30, 2013, we generated revenues of $19.9 billion, Adjusted EBITDA before non-controlling interests of $3.5 billion, and Adjusted EBITDA attributable to Icahn Enterprises of $1.9 billion. A reconciliation of Adjusted EBITDA before non-controlling interests to net income before non-controlling interests and Adjusted EBITDA attributable to Icahn Enterprises to net income attributable to Icahn Enterprises is included in “— Summary Consolidated Historical and Other Financial Data.” Furthermore, with approximately $1 billion of cash at our Holding Company, $3.6 billion liquid interest in the Funds and approximately $2.3 billion of cash at our subsidiary operating companies all as of September 30, 2013, we have strong liquidity to fund operating needs, strategic initiatives and attractive investment opportunities.

Proven Investment Team.  Our investment team is led by Carl C. Icahn, working with a team of experienced financial and operational executives. Mr. Icahn’s substantial investing history provides us with a unique network of relationships and access on Wall Street, in industry and throughout the restructuring community.

Our team consists of nearly 20 professionals with diverse backgrounds, most of whom have worked with us for many years. Our team maintains a deep knowledge of business systems, bankruptcy laws and transaction processes that further supports our efforts to build stakeholder value.

Significant Realizations.  We have demonstrated a history of successfully acquiring undervalued assets and improving and enhancing their operations and financial results. Our record is based on a long-term horizon that can enhance business value and facilitate a profitable exit strategy. For example, in 2006, we sold our oil and gas assets to a strategic buyer for $1.5 billion resulting in a pre-tax gain of $599 million. Our oil and gas assets included National Energy Group, Inc., TransTexas Gas Corporation and Panaco, Inc., which were acquired out of bankruptcy. Subsequently, we grew the business through organic investment and through a series of bolt-on acquisitions. In addition, we installed operational and financial guidelines to improve the business, including realignment of the fixed asset cost structure, reserve life expansion by maintaining a highly successful drilling program and implementation of internal controls.

We have applied our ability to enhance value in other distressed situations, such as the consolidation of American Casino & Entertainment Properties LLC (“ACEP”). ACEP’s properties in Las Vegas, which included Stratosphere Casino Hotel & Tower, Arizona Charlie’s Decatur and Arizona Charlie’s Boulder, were acquired through bankruptcy at a substantial discount to replacement cost, and we immediately took managerial and operational steps to reduce operating costs and reinvested in the assets to enhance value. Notably, we provided capital to complete a 1,000 room expansion at the Stratosphere and made significant investments at each of the properties to refurbish rooms. We also grew ACEP by acquiring and upgrading the Acquarius in Laughlin, Nevada. Our ownership of ACEP spanned many years. We sold that business in 2008 through a sale of the casinos to W2007/ACEP Holdings, LLC, an affiliate of Whitehall Street Real Estate Funds, a series of real estate funds affiliated with Goldman, Sachs & Co., which resulted in proceeds of $1.2 billion and a pre-tax gain of $732 million. We reinvested $465 million of proceeds from this sale to acquire two triple net leased properties, which have been leased to a single-A-rated public company whose market capitalization is approximately $190 billion. These assets have generated annual cash flow of over $32 million.

Business Strategy

We believe that our core strengths include: identifying and acquiring undervalued assets and businesses, often through the purchase of distressed securities; increasing value through management, financial or other operational changes; and managing complex legal, regulatory or financial issues, which may include bankruptcy or insolvency, environmental, zoning, permitting and licensing issues.

The key elements of our business strategy include the following:

Capitalize on Growth Opportunities in our Existing Businesses.  We believe that we have developed a strong portfolio of businesses with experienced management teams. We may expand our existing businesses if appropriate opportunities are identified, as well as use our established businesses as a platform for additional acquisitions in the same or related areas.

Drive Accountability and Financial Discipline in the Management of our Business.  Our Chief Executive Officer is accountable directly to our board of directors, including the Chairman, and has day-to-day responsibility, in consultation with our Chairman, for general oversight of our business segments. We continually evaluate our operating subsidiaries with a view towards maximizing value and cost efficiencies, bringing an owner’s perspective to our operating businesses. In each of these businesses, we assemble senior management teams with the expertise to run their businesses and boards of directors to oversee the management of those businesses. Each management team is responsible for the day-to-day operations of their businesses and directly accountable to its board of directors.

Seek to Acquire Undervalued Assets.  We intend to continue to make investments in businesses that we believe are undervalued and have potential for growth. We also seek to capitalize on investment opportunities arising from market inefficiencies, economic or market trends that have not been identified and reflected in market value, or complex or special situations. Certain opportunities may arise from companies that experience disappointing financial results, liquidity or capital needs, lowered credit ratings, revised industry forecasts or legal complications. We may acquire businesses or assets directly or we may establish an ownership position through the purchase of debt or equity securities in the open market or in privately negotiated transactions.

Use Activism to Unlock Value.  As described above, we become actively involved in companies in which we invest. Such activism may involve a broad range of activities, from trying to influence management in a proxy fight, to taking outright control of a company in order to bring about the change we think is required to unlock value. The key is flexibility, permanent capital and the willingness and ability to have a long-term investment horizon.

Our Corporate Information

Our principal executive offices are located at 767 Fifth Avenue, Suite 4700, New York, New York 10153 and our telephone number is (212) 702-4300. Our Internet address is www.ielp.com. We are not including the information contained on or available through our website as a part of, or incorporating such information by reference into, this prospectus supplement or the accompanying prospectus.

The Offering

Depositary units offered by us
2,000,000 depositary units; 2,300,000 depositary units if the underwriter exercises in full its option to purchase additional depositary units.
Depositary units outstanding after this offering
115,900,309 depositary units; 116,200,309 depositary units if the underwriter exercises in full its option to purchase additional depositary units.
Use of proceeds
We estimate that the net proceeds to us from this offering, after deducting underwriting discounts and commissions and estimated offering expenses, will be approximately $269 million (or approximately $310 million if the underwriter exercises in full its option to purchase additional depositary units).

We intend to use the net proceeds from this offering and from the underwriter’s exercise of its option to purchase additional depositary units, if any, for investment in one or more of our nine current majority owned operating subsidiaries.
Distribution policy
On February 10, 2013, the board of directors of Icahn Enterprises GP declared a quarterly distribution of $1.00 per depositary unit, payable in cash or additional depositary units. As a result, on April 15, 2013, Icahn Enterprises distributed an aggregate 1,521,962 depositary units to unit holders electing to receive depositary units in connection with this distribution.

On April 29, 2013, the board of directors of Icahn Enterprises GP declared a quarterly distribution in the amount of $1.00 per depositary unit in which each depositary unit holder had the option to make an election to receive either cash or additional depositary units. As a result, on July 5, 2013, Icahn Enterprises distributed an aggregate 1,237,191 depositary units to unit holders electing to receive depositary units in connection with this distribution.

On May 29, 2013, the board of directors of Icahn Enterprises GP, announced an annual distribution policy of $5.00 per depositary unit, payable in either cash or additional depositary units, at the election of each depositary unit holder. Mr. Icahn has stated that he will elect to receive the increase in additional depositary units for the foreseeable future.

On August 6, 2013, the board of directors of Icahn Enterprises GP declared a quarterly distribution in the amount of $1.25 per depositary unit in which each depositary unit holder had the option to make an election to receive either cash or additional depositary units. As a result, on October 9, 2013, Icahn Enterprises distributed an aggregate 1,515,739 depositary units to unit holders electing to receive depositary units in connection with this distribution.

On November 1, 2013, the board of directors of Icahn Enterprises GP declared a quarterly distribution in the amount of $1.25 per depositary unit, which will be paid on or about January 13, 2014 to depositary unit holders of record at the close of business on November 14, 2013. Depositary unit holders had until December 9, 2013 to make an election to receive either cash or additional depositary units; if a holder dit not make an election, was automatically be deemed to have elected to receive the dividend in cash. Depositary unit holders who elected to receive additional depositary units will receive units valued at the volume weighted average trading price of the units on NASDAQ during the 20 consecutive trading days ending January 8, 2014. No fractional depositary units will be issued pursuant to the distribution payment. Icahn Enterprises will make a cash payment in lieu of issuing fractional depositary units to any holders electing to receive depositary units. Any holders that would only be eligible to receive a fraction of a depositary unit based on the above calculation will receive a cash payment.
Exchange listing
Our depositary units are traded on NASDAQ under the symbol “IEP.”
Material U.S. federal income tax considerations
For a discussion of material U.S. federal income tax considerations that may be relevant to potential holders of our depositary units, please read “Material U.S. Federal Income Tax Considerations.”
Risk factors
You should carefully consider the information set forth under “Risk Factors” beginning on page S-26 of this prospectus supplement and page 5 of the accompanying prospectus, as well as the risks described in our Annual Report on Form 10-K for the year ended December 31, 2012 and Quarterly Report on Form 10-Q for the quarter ended September 30, 2013 and the other documents we previously have filed with the Securities and Exchange Commission that are incorporated by reference herein, before making an investment in our depositary units.

SUMMARY CONSOLIDATED HISTORICAL AND OTHER FINANCIAL DATA

The following tables contain our summary consolidated historical financial data, which should be read in conjunction with our consolidated financial statements and the related notes thereto, and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained in our Quarterly Report on Form 10-Q for the three months ended September 30, 2013 and our Annual Report on Form 10-K for the fiscal year ended December 31, 2012.

The summary consolidated historical financial data and segment operating data as of September 30, 2013 and for the nine months ended September 30, 2012 and 2013 have been derived from our unaudited consolidated financial statements contained in our Quarterly Report on Form 10-Q, filed with the SEC on November 4, 2013. The summary consolidated historical financial data and segment operating data for the fiscal years ended December 31, 2010, 2011 and 2012 have been derived from our audited consolidated financial statements contained in our Annual Report on Form 10-K filed with the SEC on March 15, 2013. The summary consolidated historical financial data and segment operating data for the twelve months ended September 30, 2013 have been derived from our audited consolidated financial statements contained in our Annual Report on 10-K filed with the SEC on March 15, 2013 and our unaudited consolidated financial statements contained in our Quarterly Report on Form 10-Q filed with the SEC on November 4, 2013. The financial data presented below is not necessarily indicative of the results that may be expected for any future periods and the financial data presented for the interim periods is not necessarily indicative of the results that may be expected for the full year.

	Year Ended December 31,			Nine Months Ended September 30,
	2010	2011	2012	2012	2013
				(unaudited)
			(in millions)
Statement of Operations Data:
Net sales	$7,903	$9,127	$14,619	$10,625	$13,252
Other revenues from operations	228	771	775	611	605
Net gain from investment activities	814	1,905	343	276	1,551
Income from continuing operations	744	1,764	727	661	1,991
Income (loss) from discontinued operations	(1)	—	—	—	—
Net income	743	1,764	727	661	1,991
Less: Net income attributable to non-controlling interests	(544)	(1,014)	(331)	(271)	(1,188)
Net income attributable to Icahn Enterprises	$199	$750	$396	$390	$803
Net income attributable to Icahn Enterprises allocable to:
Limited partners	$195	$735	$379	$374	$787
General partner	4	15	17	16	16
Net income attributable to Icahn Enterprises	$199	$750	$396	$390	$803
Net income (loss) attributable to Icahn Enterprises from:
Continuing operations	$200	$750	$396	$390	$803
Discontinued operations	(1)	—	—	—	—
Net income attributable to Icahn Enterprises	$199	$750	$396	$390	$803
Basic income (loss) per LP unit:
Income from continuing operations	$2.28	$8.35	$3.75	$3.70	$7.22
Income (loss) from discontinued operations	(0.01)	0.00	0.00	0.00	0.00
Basic income per LP unit	$2.27	$8.35	$3.75	$3.70	$7.22
Basic weighted average LP units outstanding	86	88	101	101	109

	Year Ended December 31,			Nine Months Ended September 30,
	2010	2011	2012	2012	2013
				(unaudited)
			(in millions)
Diluted income (loss) per LP unit:
Income from continuing operations	$2.27	$8.15	$3.75	$3.69	$7.17
Income (loss) from discontinued operations	(0.01)	0.00	0.00	0.00	0.00
Diluted income per LP unit	$2.26	$8.15	$3.75	$3.69	$7.17
Diluted weighted average LP units outstanding	87	93	101	106	110
Cash distributions declared per LP unit	$1.00	$0.55	$0.40	$0.30	$3.25

	Year Ended December 31,			Nine Months Ended September 30,		Twelve Months Ended September 30 2013
	2010	2011	2012	2012	2013
		(unaudited)		(unaudited)		(unaudited)
			(in millions)
Other Financial Data:
EBITDA attributable to Icahn Enterprises(3)	$876	$1,463	$1,158	$970	$1,703	$1,891
Adjusted EBITDA attributable to Icahn Enterprises(3)	939	1,547	1,546	1,215	1,614	1,945

	As of December 31,			As of September 30, 2013
	2010	2011	2012
				(unaudited)
		(in millions)
Balance Sheet Data:
Cash and cash equivalents	$2,963	$2,278	$3,071	$3,274
Investments	7,470	8,938	5,491	12,275
Property, plant and equipment, net	3,455	3,505	6,523	6,763
Total assets	21,338	25,136	24,556	31,781
Debt	6,509	6,473	8,548	8,155
Post-employment benefit liability	1,272	1,340	1,488	1,391
Equity attributable to Icahn Enterprises	3,183	3,755	4,669	5,720

	Year Ended December 31,			Nine Months Ended September 30,		Twelve Months Ended September 30, 2013
	2010	2011	2012	2012	2013
				(unaudited)		(unaudited)
	(in millions)
Segment Operating Data:
Consolidated revenues:
Investment	$887	$1,896	$398	$304	$1,706	$1,800
Automotive	6,239	6,937	6,677	5,083	5,177	6,771
Energy(1)	—	—	5,519	3,651	6,735	8,603
Metals	725	1,096	1,103	872	737	968
Railcar	270	514	657	488	433	602
Gaming(2)	78	624	611	488	445	568
Food Packaging	317	338	341	253	251	339
Real Estate	90	90	88	69	65	84
Home Fashion	431	325	231	176	144	199
Holding Company	57	36	29	29	(35)	(35)
Eliminations	(22)	(14)	—	—	—	—
	$9,072	$11,842	$15,654	$11,413	$15,658	$19,899
	(unaudited)			(unaudited)		(unaudited)
Adjusted EBITDA before non-controlling interests(3):
Investment	$823	$1,845	$374	$286	$1,622	$1,710
Automotive	661	688	513	419	447	541
Energy(1)	—	—	977	746	709	940
Metals	24	26	(16)	(11)	(12)	(17)
Railcar	3	50	143	100	112	155
Gaming(2)	6	72	79	76	68	71
Food Packaging	50	48	57	40	50	67
Real Estate	40	47	47	39	33	41
Home Fashion	(32)	(31)	(3)	(2)	1	—
Holding Company	69	5	11	17	(48)	(54)
	$1,644	$2,750	$2,182	$1,710	$2,982	$3,454
	(unaudited)			(unaudited)		(unaudited)
Adjusted EBITDA attributable to Icahn Enterprises(3):
Investment	$342	$876	$158	$122	$693	$729
Automotive	499	518	390	320	348	418
Energy(1)	—	—	787	592	465	660
Metals	24	26	(16)	(11)	(12)	(17)
Railcar	2	27	77	58	52	71
Gaming(2)	1	37	54	50	45	49
Food Packaging	37	35	41	30	37	48
Real Estate	40	47	47	39	33	41
Home Fashion	(23)	(24)	(3)	(2)	1	—
Holding Company	17	5	11	17	(48)	(54)
	$939	$1,547	$1,546	$1,215	$1,614	$1,945

(1)	Energy segment results for 2012 are for the period commencing May 5, 2012.
(2)	Gaming segment results for 2010 are for the period commencing November 15, 2010.
(3)	EBITDA represents earnings before interest expense, net, income tax (benefit) expense and depreciation and amortization. We define Adjusted EBITDA as EBITDA excluding the effects of impairment, restructuring costs, certain pension plan expenses, FIFO impacts, OPEB curtailment gains, certain share-based compensation, major scheduled turnaround, disposal of assets, certain proxy matter expenses, certain acquisition expenses, losses on extinguishment of debt, unrealized gain and losses on derivatives and certain commercial settlement charges. We conduct substantially all of our operations through subsidiaries. The operating results of our subsidiaries may not be sufficient to make distributions to us. In addition, our subsidiaries are not obligated to make funds available to us for payment of our indebtedness, payment of distributions on our depositary units or otherwise, and distributions and intercompany transfers from our subsidiaries to us may be restricted by applicable law or covenants contained in debt agreements and other agreements to which these subsidiaries currently may be subject or into which they may enter in the future. The terms of any borrowings of our subsidiaries or other entities in which we own equity may restrict dividends, distributions or loans to us.

We believe that providing EBITDA and Adjusted EBITDA to investors has economic substance as these measures provide important supplemental information regarding our performance to investors and permits investors and management to evaluate the core operating performance of our business. Additionally, we believe this information is frequently used by securities analysts, investors and other interested parties in the evaluation of companies that have issued debt. Management uses, and believes that investors benefit from referring to these non-GAAP financial measures in assessing our operating results, as well as in planning, forecasting and analyzing future periods. Adjusting earnings for these charges allows investors to evaluate our performance from period to period, as well as our peers, without the effects of certain items that may vary depending on accounting methods and the book value of assets. Additionally, EBITDA and Adjusted EBITDA present meaningful measures of corporate performance exclusive of our capital structure and the method by which assets were acquired and financed.

EBITDA and Adjusted EBITDA have limitations as analytical tools, and you should not consider them in isolation, or as substitutes for analysis of our results as reported under U.S. GAAP. For example, EBITDA and Adjusted EBITDA:

•	do not reflect our cash expenditures, or future requirements for capital expenditures, or contractual commitments;
•	do not reflect changes in, or cash requirements for, our working capital needs; and
•	do not reflect the significant interest expense, or the cash requirements necessary to service interest or principal payments on our debt.

Although depreciation and amortization are non-cash charges, the assets being depreciated or amortized often will have to be replaced in the future, and EBITDA and Adjusted EBITDA do not reflect any cash requirements for such replacements. Other companies in the industries in which we operate may calculate EBITDA and Adjusted EBITDA differently than we do, limiting their usefulness as comparative measures. In addition, EBITDA and Adjusted EBITDA do not reflect the impact of earnings or charges resulting from matters we consider not to be indicative of our ongoing operations.

EBITDA and Adjusted EBITDA are not measurements of our financial performance under U.S. GAAP and should not be considered as alternatives to net income or any other performance measures derived in accordance with U.S. GAAP or as alternatives to cash flow from operating activities as a measure of our liquidity. Given these limitations, we rely primarily on our U.S. GAAP results and use EBITDA and Adjusted EBITDA only as a supplemental measure of our financial performance.

The following table reconciles, on a basis attributable to Icahn Enterprises, net income attributable to Icahn Enterprises to EBITDA and EBITDA to Adjusted EBITDA for the periods indicated:

	Year Ended December 31,			Nine Months Ended September 30,		Twelve Months Ended September 30, 2013
	2010	2011	2012	2012	2013
		(unaudited)		(unaudited)		(unaudited)
			(in millions)
Attributable to Icahn Enterprises:
Net income	$199	$750	$396	$390	$803	$809
Interest expense, net	338	377	456	337	346	465
Income tax expense (benefit)	11	27	(128)	(60)	211	143
Depreciation, depletion and amortization	328	309	434	303	343	474
EBITDA attributable to Icahn Enterprises	$876	$1,463	$1,158	$970	$1,703	$1,891
Impairment(a)	$8	$58	$106	$68	$7	$45
Restructuring(b)	12	9	25	16	17	26
Non-service cost of U.S.-based pension(c)	25	18	29	20	4	13
FIFO impact (favorable) unfavorable(d)	—	—	58	34	(54)	(30)
OPEB curtailment gains(e)	(22)	(1)	(40)	(39)	(15)	(16)
Certain share-based compensation expense(f)	—	—	27	26	14	15
Major scheduled turnaround expense(g)	—	—	88	10	—	78
(Gain) loss on disposal of assets(h)	—	—	—	(2)	44	46
Expenses related to certain acquisitions(i)	—	—	4	—	—	4
Net loss (gain) on extinguishment of debt(j)	40	—	7	2	(3)	2
Unrealized (gain)/loss on certain derivatives(k)	—	—	57	96	(121)	(160)
Other	—	—	27	14	18	31
Adjusted EBITDA attributable to Icahn Enterprises	$939	$1,547	$1,546	$1,215	$1,614	$1,945

The following table reconciles net income to EBITDA and EBITDA to Adjusted EBITDA for the year ended December 31, 2010 for each of our segments:

	Investment	Automotive	Energy	Metals	Railcar	Gaming	Food Packaging	Real Estate	Home Fashion	Holding Company	Total
						(unaudited) (in millions)
Before non-controlling interests:
Net income (loss)	$818	$160	$—	$4	$(27)	$(2)	$14	$8	$(62)	$(170)	$743
Interest expense, net	4	141	—	—	21	1	21	8	1	192	389
Income tax expense (benefit)	2	12	—	1	(15)	—	2	—	—	7	9
Depreciation, depletion and amortization	—	333	—	18	23	5	14	23	11	—	427
EBITDA before non-controlling interests	$824	$646	$—	$23	$2	$4	$51	$39	$(50)	$29	$1,568
Impairment(a)	$—	$2	$—	$—	$—	$—	$—	$1	$9	$—	$12
Restructuring(b)	—	8	—	—	—	—	—	—	8	—	16
Non-service cost of U.S. based pension(c)	—	35	—	—	—	—	—	—	—	—	35
OPEB curtailment gains(e)	—	(29)	—	—	—	—	—	—	—	—	(29)
Net loss on extinguishment of debt(j)	—	—	—	—	—	—	—	—	—	40	40
Other	(1)	(1)	—	1	1	2	(1)	—	1	—	2
Adjusted EBITDA before non-controlling interests	$823	$661	$—	$24	$3	$6	$50	$40	$(32)	$69	$1,644
Attributable to Icahn Enterprises:
Net income	$340	$116	$—	$4	$(15)	$—	$10	$8	$(42)	$(222)	$199
Interest expense, net	1	109	—	—	12	—	15	8	1	192	338
Income tax expense (benefit)	1	9	—	1	(8)	—	1	—	—	7	11
Depreciation, depletion and amortization	—	254	—	19	13	1	11	23	7	—	328
EBITDA attributable to Icahn Enterprises	$342	$488	$—	$24	$2	$1	$37	$39	$(34)	$(23)	$876
Impairment(a)	$—	$1	$—	$—	$—	$—	$—	$1	$6	$—	$8
Restructuring(b)	—	7	—	—	—	—	—	—	5	—	12
Non-service cost of U.S. based pension(c)	—	25	—	—	—	—	—	—	—	—	25
OPEB curtailment gains(e)	—	(22)	—	—	—	—	—	—	—	—	(22)
Net loss on extinguishment of debt(j)	—	—	—	—	—	—	—	—	—	40	40
Adjusted EBITDA attributable to Icahn Enterprises	$342	$499	$—	$24	$2	$1	$37	$40	$(23)	$17	$939

The following table reconciles net income to EBITDA and EBITDA to Adjusted EBITDA for the year ended December 31, 2011 for each of our segments:

	Investment	Automotive	Energy	Metals	Railcar	Gaming	Food Packaging	Real Estate	Home Fashion	Holding Company	Total
						(unaudited) (in millions)
Before non-controlling interests:
Net income (loss)	$1,830	$168	$—	$6	$4	$24	$6	$18	$(66)	$(226)	$1,764
Interest expense, net	15	141	—	—	20	9	21	6	1	223	436
Income tax expense (benefit)	—	17	—	(3)	4	3	5	—	—	8	34
Depreciation, depletion and amortization	—	285	—	23	22	31	16	23	10	—	410
EBITDA before non-controlling interests	$1,845	$611	$—	$26	$50	$67	$48	$47	$(55)	$5	$2,644
Impairment(a)	$—	$48	$—	$—	$—	$5	$—	$—	$18	$—	$71
Restructuring(b)	—	5	—	—	—	—	—	—	6	—	11
Non-service cost of U.S. based pension(c)	—	25	—	—	—	—	—	—	—	—	25
OPEB curtailment gains(e)	—	(1)	—	—	—	—	—	—	—	—	(1)
Adjusted EBITDA before non-controlling interests	$1,845	$688	$—	$26	$50	$72	$48	$47	$(31)	$5	$2,750
Attributable to Icahn Enterprises:
Net income	$868	$121	$—	$6	$2	$13	$4	$18	$(56)	$(226)	$750
Interest expense, net	8	109	—	—	11	5	15	6	—	223	377
Income tax expense (benefit)	—	13	—	(3)	2	3	4	—	—	8	27
Depreciation, depletion and amortization	—	217	—	23	12	13	12	23	9	—	309
EBITDA attributable to Icahn Enterprises	$876	$460	$—	$26	$27	$34	$35	$47	$(47)	$5	$1,463
Impairment(a)	$—	$37	$—	$—	$—	$3	$—	$—	$18	$—	$58
Restructuring(b)	—	4	—	—	—	—	—	—	5	—	9
Non-service cost of U.S. based pension(c)	—	18	—	—	—	—	—	—	—	—	18
OPEB curtailment gains(e)	—	(1)	—	—	—	—	—	—	—	—	(1)
Adjusted EBITDA attributable to Icahn Enterprises	$876	$518	$—	$26	$27	$37	$35	$47	$(24)	$5	$1,547

The following table reconciles net income to EBITDA and EBITDA to Adjusted EBITDA for the year ended December 31, 2012 for each of our segments:

	Investment	Automotive	Energy	Metals	Railcar	Gaming	Food Packaging	Real Estate	Home Fashion	Holding Company	Total
						(unaudited) (in millions)
Before non-controlling interests:
Net income (loss)	$372	$(22)	$338	$(58)	$57	$30	$6	$19	$(27)	$12	$727
Interest expense, net	2	136	38	—	15	12	21	5	—	283	512
Income tax (benefit) expense	—	(29)	182	(1)	42	4	5	—	—	(284)	(81)
Depreciation, depletion and amortization	—	289	128	26	24	32	18	23	8	—	548
EBITDA before non-controlling interests	$374	$374	$686	$(33)	$138	$78	$50	$47	$(19)	$11	$1,706
Impairment(a)	$—	$98	$—	$18	$—	$2	$—	$—	$11	$—	$129
Restructuring(b)	—	26	—	—	—	—	1	—	4	—	31
Non-service cost of U.S. based pension(c)	—	35	—	—	—	—	3	—	—	—	38
FIFO impact unfavorable(d)	—	—	71	—	—	—	—	—	—	—	71
OPEB curtailment gains(e)	—	(51)	—	—	—	—	—	—	—	—	(51)
Certain share-based compensation expense(f)	—	(4)	33	—	5	—	—	—	—	—	34
Major scheduled turnaround expense(g)	—	—	107	—	—	—	—	—	—	—	107
Expenses related to certain acquisitions(i)	—	—	6	—	—	—	—	—	—	—	6
Net loss on extinguishment of debt(j)	—	—	6	—	2	2	—	—	—	—	10
Unrealized loss on certain derivatives(k)	—	—	68	—	—	—	—	—	—	—	68
Other	—	35	—	(1)	(2)	(3)	3	—	1	—	33
Adjusted EBITDA before non-controlling interests	$374	$513	$977	$(16)	$143	$79	$57	$47	$(3)	$11	$2,182
Attributable to Icahn Enterprises:
Net income (loss)	$157	$(24)	$263	$(58)	$29	$21	$4	$19	$(27)	$12	$396
Interest expense, net	1	105	31	—	8	8	15	5	—	283	456
Income tax (benefit) expense	—	(22)	149	(1)	23	3	4	—	—	(284)	(128)
Depreciation, depletion and amortization	—	224	105	26	13	22	13	23	8	—	434
EBITDA attributable to Icahn Enterprises	$158	$283	$548	$(33)	$73	$54	$36	$47	$(19)	$11	$1,158
Impairment(a)	$—	$76	$—	$18	$—	$1	$—	$—	$11	$—	$106
Restructuring(b)	—	20	—	—	—	—	1	—	4	—	25
Non-service cost of U.S. based pension(c)	—	27	—	—	—	—	2	—	—	—	29
FIFO impact unfavorable(d)	—	—	58	—	—	—	—	—	—	—	58

	Investment	Automotive	Energy	Metals	Railcar	Gaming	Food Packaging	Real Estate	Home Fashion	Holding Company	Total
						(unaudited) (in millions)
OPEB curtailment gains(e)	—	(40)	—	—	—	—	—	—	—	—	(40)
Certain share-based compensation expense(f)	—	(3)	27	—	3	—	—	—	—	—	27
Major scheduled turnaround expense(g)	—	—	88	—	—	—	—	—	—	—	88
Expenses related to certain acquisitions(i)	—	—	4	—	—	—	—	—	—	—	4
Net loss on extinguishment of debt(j)	—	—	5	—	1	1	—	—	—	—	7
Unrealized loss on certain derivatives(k)	—	—	57	—	—	—	—	—	—	—	57
Other	—	27	—	(1)	—	(2)	2	—	1	—	27
Adjusted EBITDA attributable to Icahn Enterprises	$158	$390	$787	$(16)	$77	$54	$41	$47	$(3)	$11	$1,546

The following table reconciles net income to EBITDA and EBITDA to Adjusted EBITDA for the nine months ended September 30, 2012 for each of our segments:

	Investment	Automotive	Energy	Metals	Railcar	Gaming	Food Packaging	Real Estate	Home Fashion	Holding Company	Total
	(unaudited) (in millions)
Before non-controlling interests:
Net income (loss)	$284	$55	$281	$(21)	$37	$36	$4	$17	$(16)	$(16)	$661
Interest expense, net	2	102	24	—	13	10	15	4	—	208	378
Income tax expense (benefit)	—	(27)	158	(9)	26	3	3	—	—	(175)	(21)
Depreciation, depletion and amortization	—	212	79	19	18	24	14	17	6	—	389
EBITDA before non-controlling interests	$286	$342	$542	$(11)	$94	$73	$36	$38	$(10)	$17	$1,407
Impairment(a)	$—	$79	$—	$—	$—	$2	$—	$—	$6	$—	$87
Restructuring(b)	—	19	—	—	—	—	—	—	2	—	21
Non-service cost of U.S. based pension(c)	—	26	—	—	—	—	—	—	—	—	26
FIFO impact unfavorable(d)	—	—	48	—	—	—	—	—	—	—	48
OPEB curtailment gains(e)	—	(51)	—	—	—	—	—	—	—	—	(51)
Certain share-based compensation expense(f).	—	(3)	22	—	5	—	—	—	—	—	24
Major scheduled turnaround expense(g).	—	—	13	—	—	—	—	—	—	—	13
Gain on disposal of assets(h)	—	(2)	—	—	—	—	—	—	—	—	(2)
Net gains on extinguishment of debt(j)	—	—	—	—	2	2	—	—	—	—	4
Unrealized (gain) on certain derivatives(k)	—	—	118	—	—	—	—	—	—	—	118

	Investment	Automotive	Energy	Metals	Railcar	Gaming	Food Packaging	Real Estate	Home Fashion	Holding Company	Total
	(unaudited) (in millions)
Other	—	9	3	—	(1)	(1)	4	1	—	—	15
Adjusted EBITDA before non-controlling interests	$286	$419	$746	$(11)	$100	$76	$40	$39	$(2)	$17	$1,710
Attributable to Icahn Enterprises:
Net income (loss)	$121	$38	$219	$(21)	$20	$25	$3	$17	$(16)	$(16)	$390
Interest expense, net	1	80	19	—	8	5	12	4	—	208	337
Income tax expense (benefit)	—	(21)	128	(9)	14	1	2	—	—	(175)	(60)
Depreciation, depletion and amortization	—	164	59	19	11	17	10	17	6	—	303
EBITDA attributable to Icahn Enterprises	$122	$261	$425	$(11)	$53	$48	$27	$38	$(10)	$17	$970
Impairment(a)	$—	$61	$—	$—	$—	$1	$—	$—	$6	$—	$68
Restructuring(b)	—	14	—	—	—	—	—	—	2	—	16
Non-service cost of U.S. based pension(c)	—	20	—	—	—	—	—	—	—	—	20
FIFO impact unfavorable(d)	—	—	34	—	—	—	—	—	—	—	34
OPEB curtailment gains(e)	—	(39)	—	—	—	—	—	—	—	—	(39)
Certain share-based compensation expense(f)	—	(2)	25	—	3	—	—	—	—	—	26
Major scheduled turnaround expense(g)	—	—	10	—	—	—	—	—	—	—	10
Gain on disposal of assets(h)	—	(2)	—	—	—	—	—	—	—	—	(2)
Net gains on extinguishment of debt(j)	—	—	—	—	1	1	—	—	—	—	2
Unrealized (gain) on certain derivatives(k)	—	—	96	—	—	—	—	—	—	—	96
Other	—	7	2	—	1	—	3	1	—	—	14
Adjusted EBITDA attributable to Icahn Enterprises	$122	$320	$592	$(11)	$58	$50	$30	$39	$(2)	$17	$1,215

The following table reconciles net income to EBITDA and EBITDA to Adjusted EBITDA for the nine months ended September 30, 2013 for each of our segments:

	Investment	Automotive	Energy	Metals	Railcar	Gaming	Food Packaging	Real Estate	Home Fashion	Holding Company	Total
	(unaudited) (in millions)
Before non-controlling interests:
Net income (loss)	$1,616	$46	$552	$(18)	$43	$28	$(10)	$12	$(5)	$(273)	$1,991
Interest expense, net	6	84	38	—	4	11	16	3	—	223	385
Income tax expense (benefit)	—	28	217	(14)	40	2	(1)	—	—	2	274
Depreciation, depletion and amortization	—	219	154	20	23	25	15	17	6	—	479
EBITDA before non-controlling interests	$1,622	$377	$961	$(12)	$110	$66	$20	$32	$1	$(48)	$3,129
Impairment(a)	$—	$3	$—	$—	$—	$2	$—	$2	$—	$—	$7
Restructuring(b)	—	20	—	—	—	—	—	—	2	—	22
Non-service cost of U.S. based pension(c)	—	2	—	—	—	—	2	—	—	—	4
FIFO impact unfavorable(d)	—	—	(83)	—	—	—	—	—	—	—	(83)
OPEB curtailment gains(e)	—	(19)	—	—	—	—	—	—	—	—	(19)
Certain share-based compensation expense(f).	—	4	13	—	4	—	—	—	—	—	21
Loss on disposal of assets(h)	—	57	—	—	—	—	—	—	—	—	57
Net gains on extinguishment of debt(j)	—	—	(5)	—	—	—	—	—	—	—	(5)
Unrealized (gain) on certain derivatives(k)	—	—	(177)	—	—	—	—	—	—	—	(177)
Other	—	3	—	—	(2)	—	28	(1)	(2)	—	26
Adjusted EBITDA before non-controlling interests	$1,622	$447	$709	$(12)	$112	$68	$50	$33	$1	$(48)	$2,982
Attributable to Icahn Enterprises:
Net income (loss)	$690	$31	$340	$(18)	$15	$18	$(7)	$12	$(5)	$(273)	$803
Interest expense, net	3	69	25	—	3	8	12	3	—	223	346
Income tax expense (benefit)	—	22	179	(14)	22	1	(1)	—	—	2	211
Depreciation, depletion and amortization	—	172	90	20	11	16	11	17	6	—	343
EBITDA attributable to Icahn Enterprises	$693	$294	$634	$(12)	$51	$43	$15	$32	$1	$(48)	$1,703
Impairment(a)	$—	3	$—	$—	$—	$2	$—	$2	$—	$—	$7
Restructuring(b)	—	15	—	—	—	—	—	—	2	—	17
Non-service cost of U.S. based pension(c)	—	2	—	—	—	—	2	—	—	—	4
FIFO impact unfavorable(d)	—	—	(54)	—	—	—	—	—	—	—	(54)
OPEB curtailment gains(e)	—	(15)	—	—	—	—	—	—	—	—	(15)

	Investment	Automotive	Energy	Metals	Railcar	Gaming	Food Packaging	Real Estate	Home Fashion	Holding Company	Total
	(unaudited) (in millions)
Certain share-based compensation expense(f)	—	3	9	—	2	—	—	—	—	—	14
Loss on disposal of assets(h)	—	44	—	—	—	—	—	—	—	—	44
Net gains on extinguishment of debt(j)	—	—	(3)	—	—	—	—	—	—	—	(3)
Unrealized (gain) on certain derivatives(k)	—	—	(121)	—	—	—	—	—	—	—	(121)
Other	—	2	—	—	(1)	—	20	(1)	(2)	—	18
Adjusted EBITDA attributable to Icahn Enterprises	$693	$348	$465	$(12)	$52	$45	$37	$33	$1	$(48)	$1,614

The following table reconciles net income to EBITDA and EBITDA to Adjusted EBITDA for the twelve months ended September 30, 2013 for each of our segments:

	Investment	Automotive	Energy	Metals	Railcar	Gaming	Food Packaging	Real Estate	Home Fashion	Holding Company	Total
	(unaudited) (in millions)
Before non-controlling interests:
Net income (loss)	$1,704	$(31)	$609	$(55)	$63	$22	$(8)	$14	$(16)	$(245)	$2,057
Interest expense, net	6	118	52	—	6	13	22	4	—	298	519
Income tax (benefit) expense	—	26	241	(6)	56	3	1	—	—	(107)	214
Depreciation, depletion and amortization	—	296	203	27	29	33	19	23	8	—	638
EBITDA before non-controlling interests	$1,710	$409	$1,105	$(34)	$154	$71	$34	$41	$(8)	$(54)	$3,428
Impairment(a)	$—	$22	$—	$18	$—	$2	$—	$2	$5	$—	$49
Restructuring(b)	—	27	—	—	—	—	1	—	4	—	32
Non-service cost of U.S. based pension(c)	—	11	—	—	—	—	5	—	—	—	16
FIFO impact unfavorable(d)	—	—	(60)	—	—	—	—	—	—	—	(60)
OPEB curtailment gains(e)	—	(19)	—	—	—	—	—	—	—	—	(19)
Certain share-based compensation expense(f)	—	3	24	—	4	—	—	—	—	—	31
Major scheduled turnaround expense(g)	—	—	94	—	—	—	—	—	—	—	94
Loss on disposal of assets(h)	—	59	—	—	—	—	—	—	—	—	59
Expenses related to certain acquisitions(i)	—	—	6	—	—	—	—	—	—	—	6
Net loss on extinguishment of debt(j)	—	—	1	—	—	—	—	—	—	—	1
Unrealized loss on certain derivatives(k)	—	—	(227)	—	—	—	—	—	—	—	(227)
Other	—	29	(3)	(1)	(3)	(2)	27	(2)	(1)	—	44
Adjusted EBITDA before non-controlling interests	$1,710	$541	$940	$(17)	$155	$71	$67	$41	$—	$(54)	$3,454

	Investment	Automotive	Energy	Metals	Railcar	Gaming	Food Packaging	Real Estate	Home Fashion	Holding Company	Total
	(unaudited) (in millions)
Attributable to Icahn Enterprises:
Net income (loss)	$726	$(31)	$384	$(55)	$24	$14	$(6)	$14	$(16)	$(245)	$809
Interest expense, net	3	94	37	—	3	11	15	4	—	298	465
Income tax (benefit) expense	—	21	200	(6)	31	3	1	—	—	(107)	143
Depreciation, depletion and amortization	—	232	136	27	13	21	14	23	8	—	474
EBITDA attributable to Icahn Enterprises	$729	$316	$757	$(34)	$71	$49	$24	$41	$(8)	$(54)	$1,891
Impairment(a)	$—	$18	$—	$18	$—	$2	$—	$2	$5	$—	$45
Restructuring(b)	—	21	—	—	—	—	1	—	4	—	26
Non-service cost of U.S. based pension(c)	—	9	—	—	—	—	4	—	—	—	13
FIFO impact unfavorable(d)	—	—	(30)	—	—	—	—	—	—	—	(30)
OPEB curtailment gains(e)	—	(16)	—	—	—	—	—	—	—	—	(16)
Certain share-based compensation expense(f)	—	2	11	—	2	—	—	—	—	—	15
Major scheduled turnaround expense(g)	—	—	78	—	—	—	—	—	—	—	78
Loss on disposal of assets(h)	—	46	—	—	—	—	—	—	—	—	46
Expenses related to certain acquisitions(i)	—	—	4	—	—	—	—	—	—	—	4
Net loss on extinguishment of debt(j)	—	—	2	—	—	—	—	—	—	—	2
Unrealized loss on certain derivative(k)	—	—	(160)	—	—	—	—	—	—	—	(160)
Other	—	22	(2)	(1)	(2)	(2)	19	(2)	(1)	—	31
Adjusted EBITDA attributable to Icahn Enterprises	$729	$418	$660	$(17)	$71	$49	$48	$41	$—	$(54)	$1,945

(a)	Represents asset impairment charges.
(b)	Restructuring costs primarily include expenses incurred by our Automotive and Home Fashion segments, relating to efforts to integrate and rationalize businesses and to relocate manufacturing operations to best-cost countries.
(c)	Represents certain pension expenses, primarily associated with Federal-Mogul’s non-service cost of U.S. based funded pension.
(d)	Represents FIFO impacts related to CVR’s petroleum business.
(e)	Represents curtailment gains relating to Federal-Mogul’s elimination of certain post-employment benefits for certain of its employees.
(f)	Represents certain share-based compensation expense at our Automotive, Energy and Railcar segments.
(g)	Represents major scheduled turnaround expenses associated with CVR’s petroleum and fertilizer businesses.
(h)	Disposal of assets primarily relate to our Automotive segment’s disposal of certain businesses.
(i)	Represents expenses related to certain acquisitions made by CVR.
(j)	During 2010, we recognized a loss on the extinguishment of our certain senior unsecured notes due 2012 and 2013.
(k)	Represents unrealized gains and losses on certain derivatives.

RISK FACTORS

An investment in our depositary units involves risks. You should carefully read the risk factors included in Item 1A., “Risk Factors”, in our Annual Report on Form 10-K for the year ended December 31, 2012, in our Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2013, the risk factors set forth in this prospectus supplement and the risk factors included in the accompanying prospectus beginning on page 5 therein, together with all of the other information included or incorporated by reference in this prospectus supplement and the accompanying prospectus. If any of these risks were to occur, our business, financial condition, results of operations or prospects could be materially adversely affected. In such case, the trading price of our depositary units could decline, and you could lose all or part of your investment.

Risks Relating to Our Structure

We are a limited partnership and a “controlled company” within the meaning of the NASDAQ rules and as such are exempt from certain corporate governance requirements.

We are a limited partnership and “controlled company” pursuant to Rule 5615(c) of the NASDAQ listing rules. As such we have elected, and intend to continue to elect, not to comply with certain corporate governance requirements of the NASDAQ listing rules, including the requirements that a majority of the board of directors consist of independent directors and that independent directors determine the compensation of executive officers and the selection of nominees to the board of directors. We do not maintain a compensation or nominating committee and do not have a majority of independent directors. James L. Nelson, William A. Leidesdorf and Jack G. Wasserman currently serve on our audit committee and we believe that they are each are “independent” within the meaning of Rule 5605(a)(2) of the NASDAQ listing rules. Accordingly, while we remain a controlled company and during any transition period following a time when we are no longer a controlled company, the NASDAQ listing rules do not provide the same corporate governance protections applicable to stockholders of companies that are subject to all of the NASDAQ listing requirements.

Our general partner and its control person could exercise their influence over us to your detriment.

Mr. Icahn, through affiliates, owns 100% of Icahn Enterprises GP, the general partner of Icahn Enterprises and Icahn Enterprises Holdings, and approximately 89.4% of Icahn Enterprises’ outstanding depositary units as of September 30, 2013, and, as a result, has the ability to influence many aspects of our operations and affairs.

In addition, if Mr. Icahn were to sell, or otherwise transfer, some or all of his interests in us to an unrelated party or group, a change of control could be deemed to have occurred under the terms of the indenture governing our senior notes, which would require us to offer to repurchase all outstanding senior notes at 101% of their principal amount plus accrued and unpaid interest and liquidated damages, if any, to the date of repurchase and our senior unsecured variable rate convertible notes whereby each holder would have the option to require all or a portion of their notes to be repurchased in cash by us. However, it is possible that we will not have sufficient funds at the time of the change of control to make the required repurchase of notes.

Mr. Icahn’s estate has been designed to assure the stability and continuation of Icahn Enterprises with no need to monetize his interests for estate tax or other purposes. In the event of Mr. Icahn’s death, control of Mr. Icahn’s interests in Icahn Enterprises and its general partner will be placed in charitable and other trusts under the control of senior Icahn executives and family members. However, there can be no assurance that such planning will be effective.

We are a holding company and depend on the businesses of our subsidiaries to satisfy our obligations.

We are a holding company. In addition to cash and cash equivalents, U.S. government and agency obligations and other short-term investments, our assets consist primarily of investments in our subsidiaries. Moreover, if we make significant investments in operating businesses, it is likely that we will reduce the liquid assets at Icahn Enterprises and Icahn Enterprises Holdings in order to fund those investments and the ongoing operations of our subsidiaries and in the Investment Funds. Consequently, our cash flow and our ability to meet our debt service obligations and make distributions with respect to depositary units likely will depend on the cash flow of our subsidiaries including CVR, returns on our interests in the Investment Funds and the payment of funds to us by our subsidiaries in the form of dividends, distributions, loans or otherwise. For example, as of the date of this prospectus supplement, we have received approximately $1.0 billion in dividends from CVR in 2013. Since January 1, 2013, dividends from CVR have been the predominant source of cash flow from our subsidiaries. Also see “Risk Factors — Energy — Instability and volatility in the capital, credit and commodity markets in the global economy could negatively impact our Energy segment’s business, financial condition, results of operations and cash flows” in our Annual Report on Form 10-K for the year ended December 31, 2012, which is incorporated by reference herein.

The operating results of our subsidiaries may not be sufficient to make distributions to us. In addition, our subsidiaries are not obligated to make funds available to us and distributions and intercompany transfers from our subsidiaries to us may be restricted by applicable law or covenants contained in debt agreements and other agreements to which these subsidiaries may be subject or enter into in the future. The terms of certain debt agreements of our subsidiaries, or other entities in which we own equity, restrict dividends, distributions or loans to us. To the degree any distributions and transfers are impaired or prohibited, our ability to make payments on our debt and to make distributions on our depositary units will be limited.

Risks Relating to This Offering

The issuance of additional limited partner interests relating to this offering may make it more difficult to pay distributions.

Cash distributions are made out of our “available cash,” pro rata, to our unitholders. The increase in the number of our depositary units outstanding, as a result of the issuance of new depositary units representing limited partner interests relating to this offering may make it more difficult to pay such distributions. Also see “Risk Factors — Risks Relating to Our Structure — Future cash distributions to our unitholders, if any, can be affected by numerous factors” in our Annual Report on Form 10-K for the year ended December 31, 2012.

If we issue additional depositary units representing limited partner interests or other equity securities as consideration for acquisitions or for other purposes, the relative voting strength of each holder of our depositary units will be diminished over time due to the dilution of the interests of each holder of our depositary units.

Our partnership agreement generally allows us to issue additional limited partner interests and other equity securities without the approval of holders of our depositary units. Therefore, when we issue additional depositary units or securities ranking on parity with our depositary units, the proportionate partner interest of each holder of our depositary units will decrease, and the amount of cash distributed on each depositary unit and the market price of our depositary units could decrease.

The depositary units being offered hereby (excluding any depositary units related to the underwriter’s option to purchase additional depositary units) constitute approximately 1.8% of our outstanding depositary units immediately prior to this offering (based on 113,900,309 depositary units outstanding as of December 4, 2013). This offering will have the effects described in the paragraph above.

Our unitholders have been and will be required to pay taxes on their share of our taxable income even if they have not or do not receive any cash distributions from us.

Because our unitholders are treated as partners to whom we will allocate taxable income, which could be different in amount than the cash we distribute, they will be required to pay any U.S. federal income taxes and, in some cases, state and local income taxes on their share of our taxable income, even if our unitholders receive no cash distributions from us. Thus, our unitholders may not receive cash distributions from us equal to their share of our taxable income or even equal to the actual tax liability that results from their share of our taxable income.

The anticipated after-tax economic benefit of an investment in our depositary units depends on our status as a partnership for U.S. federal income tax purposes, as well as our not being subject to a material amount of entity-level taxation by individual states. If the Internal Revenue Service (the “IRS”) were to treat us as a corporation or if we were to become subject to a material amount of entity-level taxation for state tax purposes, then our cash available for distribution to our unitholders would be substantially reduced.

The anticipated after-tax economic benefit of an investment in our depositary units depends largely on us being treated as a partnership for federal income tax purposes. If less than 90% of the gross income of a publicly traded partnership, such as Icahn Enterprises, for any taxable year is “qualifying income” from sources such as interest (other than from a financial or insurance business), dividends, certain oil and gas revenues, real property rents, gains from the sale or other disposition of real property and gains from the sale or other disposition of capital assets held for the production of income that otherwise constitutes qualifying income, that partnership generally will be taxable as a corporation under Section 7704 of the Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”), for U.S. federal income tax purposes for that taxable year and all subsequent years. We believe that in all prior years of our existence at least 90% of our gross income was qualifying income and we intend to structure our business in a manner such that at least 90% of our gross income will constitute qualifying income this year and in the future. However, there can be no assurance that such structuring will be effective in all events to avoid the receipt of more than 10% of non-qualifying income. In addition, if we were to register under the Investment Company Act, we would be treated as a corporation for U.S. federal income tax purposes. To meet the qualifying income test, we may structure transactions in a manner that is less advantageous than if this were not a consideration, or we may avoid otherwise economically desirable transactions. We have not requested and do not plan to request a ruling from the IRS with respect to our treatment as a partnership for U.S. federal income tax purposes.

If we were treated as a corporation for U.S. federal income tax purposes, then we would pay federal income tax on our income at the corporate tax rate, which is currently a maximum of 35%, and would likely pay additional state income tax at varying rates. Distributions would generally be taxed again to unitholders as corporate distributions and none of our income, gains, losses, deductions or credits would flow through to our unitholders for U.S. federal income tax purposes. Because a tax would be imposed upon us as a corporation, cash available for distribution to our unitholders would be substantially reduced. Treatment of us as a corporation would result in a material reduction in the anticipated cash flow and after-tax return to unitholders and thus would likely result in a substantial reduction in the value of our depositary units.

Current law may change so as to cause us to be treated as a corporation for U.S. federal income tax purposes or otherwise subject us to entity-level taxation. In addition, because of widespread state budget deficits and other reasons, several states are evaluating ways to subject partnerships to entity-level taxation through the imposition of state income, franchise and other forms of taxation.

The tax treatment of publicly traded partnerships or an investment in our depositary units could be subject to potential legislative, judicial or administrative changes and differing interpretations, possibly on a retroactive basis.

The present U.S. federal income tax treatment of publicly traded partnerships, such as Icahn Enterprises, or an investment in our depositary units may be modified by administrative, legislative or judicial interpretation at any time. Any modification to the federal income tax laws and interpretations thereof may or may not be applied retroactively. Moreover, any such modification could make it more difficult or impossible for us to meet the exception that allows publicly traded partnerships that generate qualifying income to be treated as partnerships (rather than corporations) for U.S. federal income tax purposes, affect or cause us to change our business activities, or affect the tax consequences of an investment in our depositary units. For example, legislation proposed by members of Congress and the President has considered substantive changes to the definition of qualifying income. We are unable to predict whether any of these changes, or other proposals, will ultimately be enacted. Any such changes could negatively impact the value of an investment in our depositary units.

If the IRS contests any of the federal income tax positions we take, the market for our units may be adversely affected, and the costs of any contest will reduce our cash available for distribution to our unitholders.

We have not requested a ruling from the IRS with respect to our treatment as a partnership for U.S. federal income tax purposes or any other matter affecting us. The IRS may adopt positions that differ from the conclusions of our counsel. It may be necessary to resort to administrative or court proceedings to sustain some or all of our counsel’s conclusions or the positions we take. A court may not agree with some or all of our counsel’s conclusions or the positions we take. Any contest with the IRS may materially and adversely impact the market for our units and the price at which they trade. In addition, the costs of any contest with the IRS will be borne indirectly by our unitholders and our general partner because the costs will reduce our cash available for distribution.

Tax gain or loss on the disposition of our depositary units could be more or less than expected.

If our unitholders sell their depositary units, they will recognize a gain or loss for income tax purposes equal to the difference between the amount realized and their tax basis in those units. Prior distributions from us in excess of cumulative net taxable income for a depositary unit that decreased the unitholder’s tax basis in that depositary unit, will, in effect, become taxable income if the depositary unit is sold at a price greater than the selling unitholder’s tax basis in that depositary unit, even if the price received is less than such unitholder’s original cost. A portion of the amount realized, whether or not representing gain, may be ordinary income to the selling unitholder to the extent attributable to assets giving rise to depreciation recapture or other unrealized receivables (such as, for example, accrued but untaxed market discount on securities held by us) or to inventory items owned by us. In addition, because the amount realized includes a unitholder’s share of our nonrecourse liabilities, a unitholder who sells depositary units may incur a tax liability in excess of the amount of cash received from the sale.

Tax-exempt entities and non-United States persons face unique tax issues from owning units that may result in adverse tax consequences to them.

Investment in units by tax-exempt entities, such as individual retirement accounts (known as IRAs), pension plans, and non-U.S. persons raises issues unique to them. For example, some portion of our income allocated to organizations exempt from federal income tax will likely be unrelated business taxable income and will be taxable to them. Distributions to non-U.S. persons will be reduced by withholding taxes at the highest applicable effective tax rate, and non-U.S. persons will be required to file U.S. federal income tax returns and pay tax on their share of our taxable income. If a potential unitholder is a tax-exempt entity or a non-U.S. person, it should consult its tax advisor before investing in our units.

The sale or exchange of 50% or more of our capital and profits interests during any twelve-month period will result in the termination of our partnership for U.S. federal income tax purposes.

We will be considered to have terminated for U.S. federal income tax purposes if there are one or more transfers of interests in our partnership that together represent a sale or exchange of 50% or more of the total interests in our capital and profits within a twelve-month period. For purposes of determining whether the 50% threshold has been met, multiple transfers of the same interests within a twelve month period will be counted only once.

Our termination would, among other things, result in the closing of our taxable year for all unitholders which would result in us filing two tax returns for one fiscal year and could result in a deferral of depreciation deductions allowable in computing our taxable income. In the case of a unitholder reporting on a taxable year other than a fiscal year ending December 31, the closing of our taxable year may also result in more than twelve months of our taxable income or loss being includable in such unitholder’s taxable income for the year of termination. Our termination currently would not affect our classification as a partnership for U.S. federal income tax purposes, but instead, we would be treated as a new partnership for tax purposes. If treated as a new partnership, we must make new tax elections, and if we were to fail to recognize and report on our tax return that a termination occurred, we could be subject to penalties.

Our unitholders likely will be subject to state and local taxes and return filing or withholding requirements in states in which they do not live as a result of investing in our units.

In addition to U.S. federal income taxes, our unitholders will likely be subject to other taxes, such as state and local income taxes, unincorporated business taxes and estate, inheritance, or intangible taxes that are imposed by the various jurisdictions in which we do business or own property. Our unitholders may be required to file state and local income tax returns and pay state and local income taxes in certain of these various jurisdictions. Further, our unitholders may be subject to penalties for failure to comply with those requirements. We own property and conduct business in Arkansas, Connecticut, Florida, Georgia, Illinois, Indiana, Iowa, Kansas, Louisiana, Massachusetts, Minnesota, Missouri, Nebraska, New Hampshire, New York, Oklahoma, Ohio, Oregon, Pennsylvania, Rhode Island and Wisconsin. It is each unitholder’s responsibility to file all U.S. federal, state and local tax returns. Our counsel has not rendered an opinion on the state and local tax consequences of an investment in our units.

We prorate our items of income, gain, loss and deduction between transferors and transferees of our units based upon the ownership of our units at the close of business on the last day of each month, instead of on the basis of the date a particular unit is transferred. The IRS may challenge this treatment, which could change the allocation of items of income, gain, loss and deduction among our unitholders.

We prorate our items of income, gain, loss and deduction between transferors and transferees of our units based upon the ownership of our units at the close of business on the last day of each month, instead of on the basis of the date a particular unit is transferred. The U.S. Treasury Department issued proposed Treasury regulations that provide a safe harbor pursuant to which publicly traded partnerships may use a similar monthly simplifying convention to allocate tax items among transferor and transferee unitholders. Nonetheless, the proposed regulations do not specifically authorize the use of the proration method we have adopted. If the IRS were to challenge this method or new Treasury regulations were issued, we may be required to change the allocation of items of income, gain, loss and deduction among our unitholders.

A unitholder whose units are loaned to a “short seller” to cover a short sale of units may be considered as having disposed of those units. If so, such unitholder would no longer be treated for tax purposes as a partner with respect to those units during the period of the loan and may recognize gain or loss from the disposition.

Because a unitholder whose units are loaned to a “short seller” to cover a short sale of units may be considered as having disposed of the loaned units, such unitholder may no longer be treated for tax purposes as a partner with respect to those units during the period of the loan to the short seller and the unitholder may recognize gain or loss from such disposition. Moreover, during the period of the loan to the short seller, any of our income, gain, loss or deduction with respect to those units may not be reportable by the unitholder and any cash distributions received by the unitholder as to those units could be fully taxable as ordinary income. Our counsel has not rendered an opinion regarding the treatment of a unitholder where units are loaned to a short seller to cover a short sale of units; therefore, unitholders desiring to assure their status as partners and avoid the risk of gain recognition from a loan to a short seller are urged to modify any applicable brokerage account agreements to prohibit their brokers from borrowing their units.

USE OF PROCEEDS

We estimate that the net proceeds to us from this offering, after deducting underwriting discounts and commissions and estimated offering expenses, will be approximately $269 million (or approximately $310 million if the underwriter exercises its option to purchase additional depositary units in full).

We will use the net proceeds from the offering and from the underwriter’s exercise of its option to purchase additional depositary units, if any, for invesment in one or more of our nine current majority owned operating subsidiaries.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and our capitalization as of September 30, 2013:

■	on an actual basis; and
■	on an adjusted basis to give effect to the consummation of this offering and the use of proceeds therefrom.

You should read our financial statements and related notes that are incorporated by reference into the accompanying prospectus for additional information regarding us.

	As of September 30, 2013
	Actual	As Adjusted
	(unaudited)
	(in millions)
Cash and cash equivalents	$3,274	$3,548
Total debt	8,155	8,155
Equity:
Limited partners	5,943	6,213
General partner	(223)	(218)
Equity attributable to Icahn Enterprises	5,720	5,995
Equity attributable to non-controlling interests	6,927	6,927
Total partners’ capital	12,647	12,922
Total capitalization	$20,802	$21,077

PRICE RANGE OF DEPOSITARY UNITS AND DISTRIBUTIONS

Our depositary units are traded on NASDAQ under the symbol “IEP.” The range of high and low sales prices for the depositary units on the NASDAQ Composite Tape for the periods indicated are as follows:

	Price Ranges
	High	Low
Fiscal Year Ended December 31, 2011
First Quarter	$42.51	$34.92
Second Quarter	46.45	38.02
Third Quarter	46.39	35.99
Fourth Quarter	43.93	35.60
Fiscal Year Ended December 31, 2012
First Quarter	$42.53	$35.83
Second Quarter	48.64	39.22
Third Quarter	41.85	37.61
Fourth Quarter	44.70	37.86
Fiscal Year Ended December 31, 2013
First Quarter	$87.15	$47.80
Second Quarter	89.45	55.14
Third Quarter	83.27	71.05
Fourth Quarter (through December 6, 2013)	144.39	81.00

As of November 14, 2013, there were approximately 16,000 record holders of our depositary units.

Distributions

During fiscal year 2012, we paid four quarterly cash distributions comprising of $0.10 per depositary unit.

On February 10, 2013, the board of directors of Icahn Enterprises GP declared a quarterly distribution of $1.00 per depositary unit, payable in cash or additional depositary units. As a result, on April 15, 2013, Icahn Enterprises distributed an aggregate 1,521,962 depositary units to unit holders electing to receive depositary units in connection with this distribution.

On April 29, 2013, the board of directors of Icahn Enterprises GP declared a quarterly distribution in the amount of $1.00 per depositary unit in which each depositary unit holder had the option to make an election to receive either cash or additional depositary units. As a result, on July 5, 2013, Icahn Enterprises distributed an aggregate 1,237,191 depositary units to unit holders electing to receive depositary units in connection with this distribution.

On May 29, 2013, the board of directors of Icahn Enterprises GP, announced an annual distribution policy of $5.00 per depositary unit, payable in either cash or additional depositary units, at the election of each depositary unit holder. Mr. Icahn has stated that he will elect to receive the increase in additional depositary units for the foreseeable future.

On August 6, 2013, the board of directors of Icahn Enterprises GP declared a quarterly distribution in the amount of $1.25 per depositary unit in which each depositary unit holder had the option to make an election to receive either cash or additional depositary units. As a result, on October 9, 2013, Icahn Enterprises distributed an aggregate 1,515,739 depositary units to unit holders electing to receive depositary units in connection with this distribution.

On November 1, 2013, the board of directors of Icahn Enterprises GP declared a quarterly distribution in the amount of $1.25 per depositary unit, which will be paid on or about January 13, 2014 to depositary unit holders of record at the close of business on November 14, 2013. Depositary unit holders had until December 9, 2013 to make an election to receive either cash or additional depositary units; if a holder did not make an election, it was automatically deemed to have elected to receive the dividend in cash. Depositary unit holders who elected to receive additional depositary units will receive units valued at the volume weighted average trading price of the units on NASDAQ during the 20 consecutive trading days ending January 8, 2014. No fractional depositary units will be issued pursuant to the distribution payment. Icahn Enterprises will make a cash payment in lieu of issuing fractional depositary units to any holders electing to receive depositary units. Any holders that would only be eligible to receive a fraction of a depositary unit based on the above calculation will receive a cash payment.

The declaration and payment of distributions is reviewed quarterly by Icahn Enterprises GP’s board of directors based upon a review of our balance sheet and cash flow, the ratio of current assets to current liabilities, our expected capital and liquidity requirements, the provisions of our partnership agreement and provisions in our financing arrangements governing distributions, and keeping in mind that limited partners subject to U.S. federal income tax have recognized income on our earnings even if they do not receive distributions that could be used to satisfy any resulting tax obligations. The payment of future distributions will be determined by the board of directors quarterly, based upon the factors described above and other factors that it deems relevant at the time that declaration of a distribution is considered. Payments of distributions are subject to certain restrictions. There can be no assurance as to whether or in what amounts any future distributions might be paid.

As of December 4, 2013, there were 113,900,309 depositary units outstanding. Each depositary unitholder will be taxed on the unitholder’s allocable share of our taxable income and gains.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

This section is a summary of the material U.S. federal income tax considerations that may be relevant to prospective holders of our depositary units. The following portion of this section and the opinion of Proskauer Rose LLP, our tax counsel, that is set out herein are based upon the Internal Revenue Code, Treasury Regulations promulgated thereunder and current administrative rulings and court decisions, all of which are subject to change possibly with retroactive effect. Subsequent changes in such authorities may cause the tax consequences to vary substantially from the consequences described below.

No attempt has been made in the following discussion to comment on all U.S. federal income tax matters affecting us or the holders of our depositary units. Moreover, the discussion focuses on holders of our depositary units who are individuals and who are citizens or residents of the United States and has only limited application to corporations, estates, trusts, non-resident aliens or other holders of our depositary units subject to specialized tax treatment, such as tax-exempt institutions, foreign persons, U.S. expatriates, individual retirement accounts, REITs (real estate investment trusts), RICs (regulated investment companies) or persons holding our depositary units as part of a hedge, straddle or other risk reduction or constructive sale transaction. The discussion also applies only to holders that hold our depositary units as “capital assets” (generally, for investment) as defined in the Internal Revenue Code. Accordingly, each prospective holder of our depositary units should consult, and should depend on, its own tax advisor in analyzing the U.S. federal, state, local and foreign tax and other tax consequences of the purchase, ownership or disposition of depositary units.

All statements as to matters of law and legal conclusions, but not as to factual matters, contained in this section, unless otherwise noted, are the opinion of Proskauer Rose LLP and are based on the accuracy of the representations made by us.

For reasons described below, Proskauer Rose LLP has not rendered an opinion with respect to the following specific U.S. federal income tax issues: (1) the treatment of a holder of our depositary units whose depositary units are loaned to a short seller to cover a short sale of depositary units (please read “— Tax Treatment of Holders of Our Depositary Units — Treatment of Short Sales”); (2) whether our monthly convention for allocating taxable income and losses is permitted by existing Treasury Regulations (please read “— Disposition of Depositary Units — Allocations Between Transferors and Transferees”); and (3) whether our method for depreciating Section 743 adjustments is sustainable in certain cases (please read “— Tax Treatment of Holders of Our Depositary Units — Section 754 Election”).

Partnership Status

An entity that is treated as a partnership for U.S. federal income tax purposes is not a taxable entity and incurs no U.S. federal income tax liability. Instead, each partner is required to take into account its share of the items of income, gain, loss and deduction of the partnership in computing its U.S. federal income tax liability, regardless of whether distributions are made to such partner by the partnership. Distributions of cash by a partnership to a partner are generally not taxable unless the amount of cash distributed to a partner is in excess of the partner’s tax basis in its partner interest.

Section 7704 of the Internal Revenue Code provides that publicly traded partnerships will, as a general rule, be taxed as corporations. However, an exception exists with respect to publicly traded partnerships of which 90% or more of the gross income for every taxable year consists of “qualifying income.” “Qualifying income” includes interest (other than from a financial or insurance business), dividends, certain oil and gas revenues, real property rents, gains from the sale or other disposition of real property, and gains from the sale or other disposition of capital assets held for the production of income that otherwise constitutes qualifying income. Based upon and subject to estimates and factual representations made by us and our general partner and a review of the applicable legal authorities, Proskauer Rose LLP is of the opinion that at least 90% of our current gross income constitutes qualifying income. The portion of our income that is qualifying income may change from time to time. If we fail to meet this qualifying income exception in any taxable year, other than a failure that is determined by the IRS to be inadvertent and which is cured within a reasonable time after discovery (in which case, the IRS may also require us to make adjustments with respect to our holders of our depositary units or pay other amounts), we will be treated as if we transferred all of our assets (subject to liabilities) to a newly formed corporation, on the first day of such taxable year in return for stock in that corporation, and as though we then distributed that stock to our partners in liquidation of their interests in us. This contribution and liquidation should be tax-free to our partners and to us, so long as we do not have liabilities at that time in excess of the tax basis of our assets. Thereafter, we would be treated as a corporation for U.S. federal income tax purposes.

No ruling has been or will be sought from the IRS, and the IRS has made no determination as to our status for U.S. federal income tax purposes. Instead, we rely on the opinion of Proskauer Rose LLP on such matters. It is the opinion of Proskauer Rose LLP that, based upon the Internal Revenue Code, Treasury Regulations promulgated thereunder and published pronouncements of the IRS, court decisions and certain assumptions and representations made by us, that, as of the date hereof, each of Icahn Enterprises and Icahn Enterprises Holdings will be classified as a partnership for U.S. federal income tax purposes, provided that:

(a)	neither Icahn Enterprises nor Icahn Enterprises Holdings has elected or will elect to be treated as a corporation;
(b)	Icahn Enterprises and Icahn Enterprises Holdings have been and will be operated in accordance with (i) all applicable partnership statutes and (ii) the Partnership Agreement of Icahn Enterprises or the Partnership Agreement of Icahn Enterprises Holdings (whichever is applicable);
(c)	Icahn Enterprises has not at any time engaged in the business of writing insurance or annuity contracts or the reinsuring of risks underwritten by insurance companies, nor has it conducted any banking activities; and
(d)	for each of Icahn Enterprises’ taxable years from and after its formation, more than 90% of its gross income has been and will be income of a character that Proskauer Rose LLP has opined or will opine is “qualifying income” within the meaning of Section 7704(d) of the Internal Revenue Code.

Icahn Enterprises believes that such assumptions have been true in the past and expects that such assumptions will be true in the future.

An opinion of counsel represents only that particular counsel’s best legal judgment, is based upon certain assumptions and representations made by us and does not bind the IRS or the courts. No assurance can be provided that the opinions and statements set forth herein would be sustained by a court if contested by the IRS. Any such contest with the IRS may materially and adversely impact the market for the depositary units and the prices at which depositary units trade even if we prevail. In addition, our costs of any contest with the IRS will be borne indirectly by our holders of our depositary units and our general partner because the costs will reduce our cash available for distribution.

If Icahn Enterprises or Icahn Enterprises Holdings were treated as a corporation in any taxable year, either as a result of a failure to meet the qualifying income exception or otherwise, our items of income, gain, loss and deduction would be reflected only on our tax return rather than being passed through to holders of our depositary units, and our net income would be taxed at corporate rates. In addition, if we were treated as a corporation, any distribution we made to a holder of our depositary units would be treated as taxable dividend income to the extent of our current or accumulated earnings and profits, and then, in the absence of earnings and profits, such distributions would be treated as a nontaxable return of capital, to the extent of the tax basis of the holder of depositary units in such holder’s depositary units, and would be treated as taxable capital gain after the tax basis of the holder of depositary units in the depositary units is reduced to zero. Accordingly, treatment of either Icahn Enterprises or Icahn Enterprises Holdings as a corporation would result in a material reduction in the cash flow and after-tax return of a holder of our depositary units and thus would likely result in a substantial reduction of the value of the depositary units.

The discussion below is based on our counsel’s opinion that Icahn Enterprises will be classified as a partnership for U.S. federal income tax purposes.

Tax Treatment of Holders of Our Depositary Units

Partner Status

Holders of our depositary units who have become our limited partners will be treated as our partners for U.S. federal income tax purposes. Also, holders of our depositary units whose depositary units are held in street name or by a nominee and who have the right to direct the nominee in the exercise of the rights attendant to the ownership of their depositary units will be treated as our partners for U.S. federal income tax purposes.

An owner of depositary units whose depositary units have been transferred to a short seller to complete a short sale would appear to lose its status as a partner with respect to such depositary units for U.S. federal income tax purposes and may recognize gain or loss on such transfer. Please read “— Treatment of Short Sales” below.

No part of our income, gain, deductions or losses is reportable by a holder of our depositary units who is not a partner for U.S. federal income tax purposes, and any distributions received by such a holder of our depositary units should therefore be fully taxable as ordinary income. These holders are urged to consult their own tax advisors with respect to their tax consequences of holding our depositary units.

In the following portion of this section titled “Tax Treatment of Holders of Our Depositary Units,” the word “unitholder” refers to a holder of our depositary units who is one of our partners.

Flow-Through of Taxable Income

Subject to the discussion below under “— Entity-Level Collections,” we will not pay any U.S. federal income tax. Instead, each unitholder will be required to report on its income tax return its share of our income, gains, losses and deductions without regard to whether we make cash distributions to such unitholder. Consequently, we may allocate income to a unitholder even if it has not received a cash distribution. Each unitholder will be required to include in income its allocable share of our income, gains, losses and deductions for our taxable year ending with or within its taxable year.

Treatment of Distributions by Icahn Enterprises

Our distributions to a unitholder generally will not be taxable to it for U.S. federal income tax purposes to the extent of the tax basis it has in its depositary units immediately before the distribution. Our distributions in excess of a unitholder’s tax basis generally will be gain from the sale or exchange of the depositary units, taxable in accordance with the rules described under “Disposition of Depositary Units — Recognition of Gain or Loss” below. Any reduction in a unitholder’s share of our liabilities for which no partner, including the general partner, bears the economic risk of loss (“nonrecourse liabilities”) will be treated as a distribution of cash to that unitholder. To the extent our distributions cause a unitholder’s “at-risk” amount to be less than zero at the end of any taxable year, such unitholder must recapture any losses deducted in previous years. Please read “— Limitations on Deductibility of Icahn Enterprises’ Losses” below.

A decrease in a unitholder’s percentage interest in us because of our issuance of additional depositary units (including as a result of any election by other unitholders to receive distributions from us in the form of additional depositary units rather than cash) will decrease such unitholder’s share of nonrecourse liabilities, if any, and thus will result in a corresponding deemed distribution of cash to such unitholder. This deemed distribution may constitute a non-pro rata distribution. A non-pro rata distribution of money or property may result in ordinary income to a unitholder if such distribution reduces the unitholder’s share of our “unrealized receivables,” including depreciation recapture or substantially appreciated “inventory items,” both as defined in Section 751 of the Internal Revenue Code (collectively, “Section 751 assets”). In that event, the unitholder will be treated as having received as a distribution the portion of the Section 751 assets that used to be allocated to such partner and as having exchanged such portion of our assets with us in return for the non-pro rata portion of the actual distribution made to it. This latter deemed exchange will generally result in the unitholder’s realization of ordinary income in an amount equal to the excess of (1) the non-pro rata portion of such distribution over (2) the unitholder’s tax basis for the share of such Section 751 assets deemed relinquished in the exchange.

Basis of Depositary Units

A unitholder’s initial tax basis in its depositary units will be the amount paid for the units increased by the unitholder’s share of our nonrecourse liabilities. That basis will be increased by its share of our income and by any increase in its share of our nonrecourse liabilities. That basis will be decreased, but not below zero, by its share of our distributions, by its share of our losses, by any decrease in its share of our nonrecourse liabilities and by its share of our expenditures that are not deductible in computing our taxable income and are not required to be capitalized.

Although the tax treatment of a unitholder’s election to receive a distribution in the form of additional depositary units is not completely clear, we intend to treat such unitholder as having received the applicable distribution in cash and immediately contributing such amount to us in exchange for additional depositary units. The deemed distribution and corresponding investment will not, in and of themselves, have any net effect on the basis of such unitholder’s depositary units. This is the case even though such unitholder’s basis would be reduced by the amount of the distribution, because such unitholder’s basis would be increased by an equal amount as a result of the corresponding reinvestment. Such unitholder’s share of our nonrecourse liabilities — which are also included in such unitholder’s basis — could increase relative to those unitholders who do not elect to receive such distribution in the form of additional depositary units, however, because such unitholder’s relative ownership interest in us would be deemed to have increased. The unitholder may elect to use the actual holding period in the additional depositary units, which will begin on the date of distribution of such depositary units. Please see “Disposition of Depositary Units — Recognition of Gain or Loss” for more information.

Limitations on Deductibility of Icahn Enterprises’ Losses

The deduction by a unitholder of that unitholder’s share of our losses will be limited to the amount of that unitholder’s tax basis in the depositary units and, in the case of an individual unitholder, estate, trust or certain closely-held corporate unitholders (i.e., if more than 50% of the value of the corporate unitholder’s stock is owned directly or indirectly by five or fewer individuals or some tax-exempt organizations) to the amount for which the unitholder is considered to be “at risk” with respect to our activities, if that amount is less than the unitholder’s tax basis. A unitholder subject to these limitations must recapture losses deducted in previous years to the extent that our distributions cause the unitholder’s at-risk amount to be less than zero at the end of any taxable year. Losses disallowed to a unitholder or recaptured as a result of these limitations will carry forward and will be allowable to the extent that the unitholder’s at-risk amount is subsequently increased, provided such losses do not exceed such unitholder’s tax basis in its units. Upon the taxable disposition of a unit, any gain recognized by a unitholder can be offset by losses that were previously suspended by the at-risk limitation but may not be offset by losses suspended by the basis limitation. Any loss previously suspended by the at-risk limitation in excess of that gain would no longer be utilizable.

In general, a unitholder will be at risk to the extent of the unitholder’s tax basis in the unitholder’s depositary units, excluding any portion of that basis attributable to the unitholder’s share of our nonrecourse liabilities, reduced by (i) any portion of that basis representing amounts otherwise protected against loss because of a guarantee, stop loss agreement or other similar arrangement and (ii) any amount of money the unitholder borrows to acquire or hold the unitholder’s depositary units if the lender of such borrowed funds owns an interest in us, is related to such a person or can look only to depositary units for repayment. A unitholder’s at-risk amount will increase or decrease as the tax basis of the unitholder’s depositary units increases or decreases, other than tax basis increases or decreases attributable to increases or decreases in the unitholder’s share of our nonrecourse liabilities.

In addition to the basis and at-risk limitations on the deductibility of losses, the passive loss limitations generally provide that individuals, estates, trusts, certain closely-held corporations and personal service corporations can deduct losses from passive activities, which include any trade or business activity in which the taxpayer does not materially participate, only to the extent of the taxpayer’s income from those passive activities. Moreover, the passive loss limitations are applied separately with respect to each publicly traded partnership. Consequently, any passive losses generated by us will only be available to our partners who are subject to the passive loss rules to offset future passive income generated by us and, in particular, will not be available to offset income from other passive activities, investments or salary. Passive losses that are not deductible because they exceed a unitholder’s share of our income may be deducted in full when the unitholder disposes of the unitholder’s entire investment in us in a fully taxable transaction to an unrelated party, such as a sale by the unitholder of all of its units in the open market. The passive activity loss rules are applied after other applicable limitations on deductions such as the at-risk rules and the basis limitation.

Limitations on Interest Deductions

The deductibility of a non-corporate taxpayer’s “investment interest expense” is generally limited to the amount of such taxpayer’s “net investment income.” Investment interest expense includes (i) interest on indebtedness properly allocable to property held for investment, (ii) our interest expense attributed to portfolio income, and (iii) the portion of interest expense incurred to purchase or carry an interest in a passive activity to the extent attributable to portfolio income. The computation of a unitholder’s investment interest expense will take into account interest on any margin account borrowing or other loan incurred to purchase or carry a depositary unit.

Net investment income includes gross income from property held for investment and amounts treated as portfolio income pursuant to the passive loss rules less deductible expenses, other than interest, directly connected with the production of investment income, but generally does not include capital gains or qualified dividend income. The IRS has indicated that any net passive income earned by a publicly traded partnership will be treated as investment income to its unitholders for purposes of the investment interest deduction limitation. In addition, a unitholder’s share of our portfolio income will be treated as investment income.

Entity-Level Collections

If we are required or elect under applicable law to pay any U.S. federal, state or local income tax on behalf of any partner, we are authorized to pay those taxes from our funds. Such payment, if made, will be treated as a distribution of cash to the partner on whose behalf the payment was made. Any payment that we make as described above could give rise to an overpayment of tax on behalf of an individual unitholder, in which event the unitholder could be required to file a tax return or a claim for refund in order to obtain a credit or refund of that tax.

Allocation of Partnership Income, Gain, Loss and Deduction

For U.S. federal income tax purposes, a unitholder’s allocable share of our items of income, gain, loss, deduction or credit will be governed by our partnership agreement if such allocations have “substantial economic effect” or are determined to be in accordance with a unitholder’s partner interest. Our items of income, gain, loss and deduction generally are allocated among the general partner and the unitholders in accordance with their respective percentage interests in us, subject to Section 704(c) of the Internal Revenue Code. We believe that for U.S. federal income tax purposes, subject to the issues described below in “— Section 754 Election” and “— Disposition of Depositary Units — Allocations Between Transferors and Transferees,” such allocations will have substantial economic effect or be in accordance with your partner interest. If the IRS successfully challenges the allocations made pursuant to the limited partnership agreement, the resulting allocations for U.S. federal income tax purposes might be less favorable than the allocations set forth in the limited partnership agreement.

Certain items of our income, gain, loss or deduction will be allocated as required or permitted by Section 704(c) of the Internal Revenue Code to account for any difference between the tax basis and fair market value of property heretofore contributed to us. Allocations may also be made to account for the difference between the fair market value of our assets and their tax basis at the time of any offering made pursuant to this prospectus supplement.

In addition, certain items of recapture income which we recognize on the sale of any of our assets will be allocated to the extent provided in regulations which generally require such depreciation recapture to be allocated to the partner who (or whose predecessor in interest) was allocated the deduction giving rise to the treatment of such gain as recapture income.

Treatment of Short Sales

A unitholder whose units are loaned to a “short seller” to cover a short sale of units may be considered as having disposed of those units. If so, such unitholder would no longer be treated for tax purposes as a partner with respect to those units during the period of the loan and may recognize gain or loss from the disposition. As a result, during this period:

■	any of our income, gain, loss or deduction with respect to those units would not be reportable by the unitholder;
■	any cash distributions received by the unitholder as to those units would be fully taxable; and
■	all of these distributions would appear to be ordinary income.

Proskauer Rose LLP has not rendered an opinion regarding the tax treatment of a unitholder whose units are loaned to a short seller to cover a short sale of units; therefore, unitholders desiring to assure their status as partners and avoid the risk of gain recognition from a loan to a short seller are urged to modify any applicable brokerage account agreements to prohibit their brokers from borrowing and loaning their units. Please also read “— Disposition of Depositary Units — Recognition of Gain or Loss.”

Alternative Minimum Tax

Each unitholder will be required to take into account its share of our items of income, gain, loss or deduction for purposes of the alternative minimum tax. The current minimum tax rate for noncorporate taxpayers is 26% on the first $179,500 of alternative minimum taxable income in excess of the exemption amount and 28% on any additional alternative minimum taxable income. Prospective unitholders are urged to consult their own tax advisors as to the impact of an investment in depositary units on their liability for the alternative minimum tax.

Tax Rates

Under current law, the highest marginal U.S. federal income tax rate applicable to ordinary income of individuals is 39.6% and the highest marginal U.S. federal income tax rate applicable to long-term capital gains (generally, gains from the sale or exchange of certain investment assets held for more than 12 months) of individuals is 20%. These rates are subject to change by new legislation at any time.

Certain net investment income earned by U.S. citizens and resident aliens and certain estates and trusts is also subject to a 3.8% Medicare tax. For these purposes, net investment income generally includes a unitholder’s allocable share of our income and gain realized by a unitholder from a sale of units. In the case of an individual, the tax will be imposed on the lesser of (i) the unitholder’s net investment income or (ii) the amount by which the unitholder’s modified adjusted gross income exceeds $250,000 (if the unitholder is married and filing jointly or a surviving spouse), $125,000 (if the unitholder is married and filing separately) or $200,000 (in any other case). In the case of an estate or trust, the tax will be imposed on the lesser of (i) undistributed net investment income, or (ii) the excess adjusted gross income over the dollar amount at which the highest income tax bracket applicable to an estate or trust begins.

Section 754 Election

We have made the election permitted by Section 754 of the Internal Revenue Code, which permits us to adjust the tax basis of our assets as to each purchaser of our depositary units pursuant to Section 743(b) of the Internal Revenue Code to reflect the purchaser’s purchase price. The Section 743(b) adjustment is intended to provide a purchaser with the equivalent of an adjusted tax basis in the purchaser’s share of our assets equal to the value of such share that is indicated by the amount that the purchaser paid for the depositary units.

A Section 754 election is advantageous if the transferee’s tax basis in the transferee’s depositary units is higher than such depositary units’ share of the aggregate tax basis of our assets immediately prior to the transfer because the transferee would have, as a result of the election, a higher tax basis in the transferee’s share of our assets. Conversely, a Section 754 election is disadvantageous if the transferee’s tax basis in the transferee’s depositary units is lower than such depositary units’ share of the aggregate tax basis of our assets immediately prior to the transfer. Thus, the fair market value of the depositary units may be affected either favorably or unfavorably by the election. A basis adjustment is required regardless of whether a Section 754 election is made in the case of a transfer of an interest in us if we have a substantial built-in loss immediately after the transfer, or if we distribute property and have a substantial basis reduction. The Section 754 election is irrevocable without the consent of the IRS.

The calculations involved in the Section 754 election are complex and are made by us on the basis of certain assumptions as to the value of our assets and other matters. There is no assurance that the determinations made by us will prevail if challenged by the IRS and that the deductions resulting from them will not be reduced or disallowed altogether. Moreover, we intend to depreciate the portion of a Section 743(b) adjustment attributable to unrealized appreciation in the value of any property contributed to us consistent with the methods employed by other publicly traded partnerships and the Treasury Regulations under Section 743, but this method is arguably inconsistent with Treasury Regulations Section 1.167(c)-1(a)(6), which is not expected to directly apply to a material portion of our assets. Due to these simplifying assumptions and the particular methods we have chosen, the IRS could seek to reallocate some or all of any Section 743(b) adjustments we make to the basis of certain assets. Should the IRS require a different basis adjustment to be made, and should, in our opinion, the expense of compliance exceed the benefit of the election, we may seek permission from the IRS to revoke our Section 754 election. If permission is granted, a subsequent purchaser of units may be allocated more income than it would have been allocated had the election not been revoked.

Tax Treatment of Operations

Accounting Method and Taxable Year

We use the year ending December 31 as our taxable year and the accrual method of accounting for U.S. federal income tax purposes. Each unitholder will be required to include in income its share of our income, gain, loss and deduction for our taxable year ending within or with its taxable year. In addition, a unitholder who has a taxable year ending on a date other than December 31 and who disposes of all of its units following the close of our taxable year but before the close of its taxable year must include its share of our income, gain, loss, and deduction in income for its taxable year, with the result that such unitholder will be required to include in its taxable income for its taxable year its share of more than twelve months of our income, gain, loss, and deduction. Please read “— Disposition of Depositary Units — Allocations Between Transferors and Transferees.”

Initial Tax Basis, Depreciation, Amortization and Certain Nondeductible Items

We use the adjusted tax basis of our various assets for purposes of computing depreciation and cost recovery deductions and gain or loss on any disposition of such assets. If we dispose of depreciable property, all or a portion of any gain may be subject to the recapture rules and taxed as ordinary income rather than capital gain. The U.S. federal income tax burden associated with the difference between the fair market value of our assets and their tax basis immediately prior to an offering (such as this units offering) will be borne by our partners holding interests in us prior to such offering. Please read “— Tax Treatment of Holders of our Depositary Units — Allocations of Partnership Income, Gain, Loss and Deduction.”

To the extent allowable, we may elect to use the depreciation and cost recovery methods that will result in the largest deductions being taken in the early years after assets subject to these allowances are placed in service. Property we subsequently acquire or construct may be depreciated using accelerated methods permitted by the Internal Revenue Code.

The costs incurred in promoting the issuance of depositary units (i.e., syndication expenses) must be capitalized and cannot be deducted by us currently, ratably or upon our termination. Uncertainties exist regarding the classification of costs as organization expenses, which may be amortized, and as syndication expenses, which may not be amortized, but underwriter’s discounts and commissions are treated as syndication costs.

Valuation of Icahn Enterprises’ Property and Basis of Properties

The U.S. federal income tax consequences of the ownership and disposition of depositary units will depend in part on our estimates of the fair market values and our determinations of the adjusted tax basis of our assets. Although we may from time to time consult with professional appraisers with respect to valuation matters, we will make many of the fair market value estimates ourselves. These estimates and determinations are subject to challenge and will not be binding on the IRS or the courts. If such estimates or determinations of basis are subsequently found to be incorrect, the character and amount of items of income, gain, loss or deductions previously reported by holders of our depositary units might change, and holders of our depositary units might be required to adjust their tax liability for prior years.

Disposition of Depositary Units

Recognition of Gain or Loss

A unitholder will recognize gain or loss on a sale of depositary units equal to the difference between the amount realized and the unitholder’s tax basis in the depositary units sold. A unitholder’s amount realized is measured by the sum of the cash and the fair market value of other property received plus the unitholder’s share of our nonrecourse liabilities. Because the amount realized includes a unitholder’s share of our nonrecourse liabilities, the gain recognized on the sale of depositary units could result in a tax liability in excess of any cash received from such sale.

Prior distributions from us in excess of cumulative net taxable income for a depositary unit that decreased a unitholder’s tax basis in that depositary unit will, in effect, become taxable income if the depositary unit is sold at a price greater than the unitholder’s tax basis in that depositary unit, even if the price received is less than such unitholder’s original cost.

Gain or loss recognized by a unitholder, other than a “dealer” in depositary units, on the sale or exchange of a depositary unit will generally be a capital gain or loss. Capital gain recognized on the sale of depositary units held for more than one year will generally be taxed at a maximum rate of 20%. In addition, all or a portion of the gain realized by a unitholder on the sale or exchange of a unit, regardless of whether the unit was held for more than twelve months, will generally be subject to a 3.8% Medicare tax. Please read “— Tax Treatment of Holders of our Depositary Units — Tax Rates.” A portion of this gain or loss (which could be substantial), however, will be separately computed and will be classified as ordinary income or loss under Section 751 of the Internal Revenue Code to the extent attributable to assets giving rise to depreciation recapture or other unrealized receivables or to inventory items owned by us. Ordinary income attributable to unrealized receivables, inventory items and depreciation recapture may exceed net taxable gain realized upon the sale of the depositary units and will be recognized even if there is a net taxable loss realized on the sale of the depositary units. Thus, a unitholder may recognize both ordinary income and a capital loss upon a disposition of depositary units. Net capital loss may offset no more than $3,000 ($1,500 in the case of a married individual filing a separate return) of ordinary income in the case of individuals and may only be used to offset capital gain in the case of corporations.

The IRS has ruled that a partner who acquires interests in a partnership in separate transactions must combine those interests and maintain a single adjusted tax basis. Upon a sale or other disposition of less than all of such interests, a portion of that tax basis must be allocated to the interests sold based upon relative fair market values. If this ruling is applicable to the holders of depositary units, a unitholder will be unable to select high or low basis depositary units to sell as would be the case with corporate stock. Thus, the ruling may result in an acceleration of gain or a deferral of loss on a sale of a portion of a unitholder’s depositary units. It is not entirely clear that the ruling applies to us because, similar to corporate stock, our interests are evidenced by separate certificates. Accordingly, counsel is unable to opine as to the effect such ruling will have on the holders of our depositary units. On the other hand, a selling unitholder who can identify depositary units transferred with an ascertainable holding period may elect to use the actual holding period of the depositary units transferred. A unitholder electing to use the actual holding period of depositary units transferred must consistently use that identification method for all later sales or exchanges of depositary units.

Specific provisions of the Internal Revenue Code affect the taxation of some financial products and securities, including partner interests, by treating a taxpayer as having sold an “appreciated” partner interest, one in which gain would be recognized if it were sold, assigned or terminated at its fair market value, if the taxpayer or related persons enter(s) into:

■	a short sale;
■	an offsetting notional principal contract; or
■	a futures or forward contract with respect to the partner interest or substantially identical property.

Moreover, if a taxpayer has previously entered into a short sale, an offsetting notional principal contract, or a futures or forward contract with respect to the partner interest, the taxpayer will be treated as having sold that position if the taxpayer or a related person then acquires the partner interest or substantially identical property. The Secretary of the Treasury is also authorized to issue regulations that treat a taxpayer that enters into transactions or positions that have substantially the same effect as the preceding transactions as having constructively sold the financial position.

Allocations between Transferors and Transferees

In general, we prorate our items of income, gain, loss and deduction between transferors and transferees of our depositary units based upon the ownership of our depositary units at the close of business on the last day of each month, instead of on the basis of the date a particular unit is transferred. As a result, a unitholder transferring depositary units in the open market may not be allocated income, gain, loss and deduction even if it was accrued prior to the date of transfer.

The Department of the Treasury has issued proposed Treasury Regulations that provide a safe harbor pursuant to which a publicly traded partnership may use a similar monthly simplifying convention to allocate tax items among transferor and transferee holders of its depositary units, although such tax items must be prorated on a daily basis. Existing publicly traded partnerships are entitled to rely on these proposed Treasury Regulations; however, they are subject to change until final Treasury Regulations are issued. Accordingly, Proskauer Rose LLP is unable to opine on the validity of this method of allocating income and deductions between transferor and transferee holders of our depositary units. If this method is not allowed under the Treasury Regulations, or only applies to transfers of less than all of the unitholder’s interest, our taxable income or losses might be reallocated among the holders of our depositary units. We are authorized to revise our method of allocation between transferor and transferee holders of our depositary units, as well as holders of our depositary units whose interests vary during a taxable year, as we deem necessary, but only to the extent permitted under the Internal Revenue Code and the Treasury Regulations.

Notification Requirements

A unitholder who sells or exchanges depositary units is required to notify us in writing of that sale or exchange within 30 days after the sale or exchange and in any event by no later than January 15 of the year following the calendar year in which the sale or exchange occurred. We are required to notify the IRS of that transaction and to furnish certain information to the transferor and transferee. However, these reporting requirements do not apply with respect to a sale by an individual who is a citizen of the United States and who effects the sale or exchange through a broker. Additionally, a transferor and a transferee of a depositary unit will be required to furnish statements to the IRS, filed with their income tax returns for the taxable year in which the sale or exchange occurred, that set forth the amount of the consideration paid or received for the depositary unit. Failure to satisfy these reporting obligations may lead to the imposition of substantial penalties. Because we have made an election under Section 754 of the Internal Revenue Code, a purchaser of an interest in us, or its broker, is required to notify us of the transfer of such interest and we are required to include a statement with our partnership return for the taxable year in which we receive notice of the transfer, setting forth the name and taxpayer identification number of the transferee, the computation of any Section 743(b) basis adjustment and the allocation of such adjustment among the properties.

Constructive Termination

We will be considered terminated if there is a sale or exchange of 50% or more of the total interests in our capital and profits within a twelve-month period. Any such termination would, among other things, result in the closing of our taxable year for all holders of our depositary units. In the case of a unitholder reporting on a taxable year that does not end with our taxable year, the closing of our taxable year may result in more than 12 months of our taxable income or loss being includable in that unitholder’s taxable income for the year of termination. A constructive termination occurring on a date other than December 31 will result in us filing two tax returns for one fiscal year and the cost of preparing these returns will be borne by all holders of our depositary units. However, pursuant to an IRS relief procedure, the IRS may allow, among other things, a constructively terminated partnership to provide a single Schedule K-1 to each unitholder for the calendar year in which a termination occurs. New tax elections required to be made by us, including a new election under Section 754 of the Internal Revenue Code, must be made subsequent to a termination and a termination could result in a deferral of our deductions for depreciation. A termination could also result in penalties if we were unable to determine that the termination had occurred. Moreover, a termination might either accelerate the application of, or subject us to, any tax legislation enacted prior to the termination.

Uniformity of Depositary Units

Because we cannot match transferors and transferees of our depositary units, we must maintain uniformity of the economic and tax characteristics of our depositary units to a purchaser of these units. In the absence of uniformity, we may be unable to completely comply with a number of U.S. federal income tax requirements, both statutory and regulatory. For example, a lack of uniformity could result from a literal application of Treasury Regulations Section 1.167(c)-1(a)(6). Any non-uniformity could have a negative impact on the value of our depositary units.

Tax-Exempt Organizations and Certain Other Investors

Ownership of depositary units by employee benefit plans, other tax-exempt organizations, non-resident aliens, foreign corporations and other foreign persons raises issues unique to such persons and, as described below, may have substantially adverse tax consequences. Employee benefit plans and most other organizations exempt from U.S. federal income tax, including individual retirement accounts and other retirement plans, are subject to U.S. federal income tax on unrelated business taxable income (“UBTI”). Most types of passive investment income (such as dividends, interest, royalties, certain rents, and gains from the sale or other disposition of a capital asset) are excluded from UBTI. If, however, we invest in an entity that is tax-transparent for U.S. federal income tax purposes and such tax-transparent entity is engaged in a trade or business, our allocable share of any business income of that tax transparent entity will constitute UBTI. Tax-exempt organizations that own depositary units will be subject to tax on their allocable shares of our income that would be UBTI if realized directly by such tax-exempt organizations. Moreover, a tax-exempt owner of depositary units could be treated as earning UBTI to the extent that we derive income from “debt-financed property,” or if the ownership of depositary units itself is debt financed. Debt-financed property means property held to produce income with respect to which there is “acquisition indebtedness” (that is, indebtedness incurred in acquiring or holding property). It is likely that some portion of the taxable income derived by any tax-exempt organizations that own depositary units will be UBTI, and thus will be taxable to such unitholders.

Non-resident aliens and foreign corporations, foreign trusts or estates which hold depositary units will be considered to be engaged in business in the United States on account of ownership of depositary units. As a consequence they will be required to file U.S. federal income tax returns in respect of their share of our income, gain, loss or deduction and pay U.S. federal income tax at regular rates on any net income or gain. Generally, a partnership is required to pay a withholding tax on the portion of the partnership’s income which is effectively connected with the conduct of a United States trade or business and which is allocable to its foreign partners, regardless of whether any actual distributions have been made to such partners. However, under rules applicable to publicly traded partnerships, distributions to foreign unitholders are subject to withholding at the highest marginal effective tax rate. Each foreign unitholder must obtain a taxpayer identification number from the IRS and submit that number to the applicable withholding agent on the appropriate Form W-8 in order to obtain credit for or a refund of the taxes withheld. A change in applicable law may require us to change these procedures.

Because a foreign corporation that owns depositary units will be treated as engaged in a United States trade or business, such a corporation will also be subject to United States branch profits tax at a rate of 30% (or any applicable lower treaty rate) of the portion of any reduction in the foreign corporation’s “U.S. net equity,” which is the result of our activities. In addition, such a unitholder is subject to special information reporting requirements under Section 6038C of the Internal Revenue Code.

In a published ruling, the IRS has taken the position that gain realized by a foreign unitholder who sells or otherwise disposes of a limited partnership unit will be treated as effectively connected with a United States trade or business of the foreign unitholder, and thus subject to U.S. federal income tax, to the extent that such gain is attributable to appreciated personal property used by the limited partnership in a United States trade or business. Moreover, a foreign unitholder is subject to U.S. federal income tax on gain realized on the sale or disposition of a depositary unit to the extent that such gain is attributable to appreciated United States real property interests; however, a foreign unitholder will not be subject to U.S. federal income tax under this rule unless such foreign unitholder has owned more than 5% in value of our depositary units at any time during the five-year period ending on the date of the sale or disposition, provided the depositary units are regularly traded on an established securities market at the time of the sale or disposition. Our depositary units are currently treated as regularly traded on an established securities market for this purpose.

Administrative Matters

Information Returns and Audit Procedures

We intend to furnish to each unitholder, within 90 days after the close of each calendar year, certain tax information, including a Schedule K-1 that sets forth such unitholder’s share of our income, gain, loss and deduction for our preceding taxable year. In preparing this information, which will generally not be reviewed by counsel, we will use various accounting and reporting conventions. We cannot assure prospective holders of our depositary units that the IRS will not successfully contend in court that such accounting and reporting conventions are impermissible. Any such challenge by the IRS could negatively affect the value of the depositary units.

The IRS may audit our U.S. federal income tax information returns. Adjustments resulting from any such audit may require each unitholder to adjust a prior year’s tax liability, and possibly may result in an audit of the unitholder’s own return. Any audit of a unitholder’s return could result in adjustments not related to our returns as well as those related to our returns.

Partnerships generally are treated as separate entities for purposes of U.S. federal tax audits, judicial review of administrative adjustments by the IRS and tax settlement proceedings. The tax treatment of partnership items of income, gain, loss and deduction is determined in a partnership proceeding rather than in separate proceedings with the partners. The Internal Revenue Code provides for one partner to be designated as the “tax matters partner” for these purposes. Our partnership agreement appoints our general partner as our tax matters partner.

The tax matters partner will make certain elections on our behalf and on behalf of the holders of our depositary units and can extend the statute of limitations for assessment of tax deficiencies against holders of our depositary units with respect to items in our returns. The tax matters partner may bind a unitholder with less than a 1% profits interest in us to a settlement with the IRS unless that unitholder elects, by filing a statement with the IRS, not to give such authority to the tax matters partner. The tax matters partner may seek judicial review, by which all of the holders of our depositary units are bound, of a final partnership administrative adjustment and, if the tax matters partner fails to seek judicial review, such review may be sought by any unitholder having at least a 1% interest in our profits and by holders of our depositary units having in the aggregate at least a 5% interest in our profits. However, only one action for judicial review will go forward, and each unitholder with an interest in the outcome may participate.

A unitholder must file a statement with the IRS identifying the treatment of any item on such unitholder’s U.S. federal income tax return that is not consistent with the treatment of the item on our return. Intentional or negligent disregard of the consistency requirement may subject a unitholder to substantial penalties.

Nominee Reporting

Persons who hold an interest in us as a nominee for another person are required to furnish to us the following information: (a) the name, address and taxpayer identification number of the beneficial owner and the nominee; (b) whether the beneficial owner is (i) a person that is not a United States person, (ii) a foreign government, an international organization or any wholly-owned agency or instrumentality of either of the foregoing, or (iii) a tax-exempt entity; (c) the amount and description of depositary units held, acquired or transferred for the beneficial owner; and (d) certain information including the dates of acquisitions and transfers, means of acquisitions and transfers, and acquisition cost for purchases, as well as the amount of net proceeds from sales. Brokers and financial institutions are required to furnish additional information, including whether they are United States persons and certain information on depositary units that they acquire, hold or transfer for their own account. A penalty of $100 per failure, up to a maximum of $1,500,000 per calendar year, is imposed by the Internal Revenue Code for failure to report such information to us. The nominee is required to supply the beneficial owner of the depositary units with the information furnished to us.

Accuracy-Related Penalties

An additional tax equal to 20% of the amount of any portion of an underpayment of tax that is attributable to one or more specified causes, including negligence or disregard of rules or regulations, substantial understatements of income tax and substantial valuation misstatements, is imposed by the Internal Revenue Code. No penalty will be imposed, however, with respect to any portion of an underpayment if it is shown that there was a reasonable cause for that portion and that the taxpayer acted in good faith with respect to that portion.

A substantial understatement of income tax in any taxable year exists if the amount of the understatement exceeds the greater of 10% of the tax required to be shown on the return for the taxable year or $5,000 ($10,000 for most corporations). The amount of any understatement subject to penalty generally is reduced if any portion is attributable to a position adopted on the return (i) with respect to which there is, or was, “substantial authority” or (ii) as to which there is a reasonable basis and the pertinent facts of such position are disclosed on the return.

More stringent rules, which increase penalties and extend the statutes of limitations, apply to “tax shelters,” a term that in this context does not appear to include us, “listed transactions,” and “reportable transactions with a significant tax avoidance purpose.” We do not anticipate participating in “listed transactions” or “reportable transactions with a significant tax avoidance purpose.” However, if any item of our income, gain, loss or deduction included as a share of our income by a unitholder might result in such an “understatement” of income for which no “substantial authority” exists, we must disclose the pertinent facts on our return. In addition, we will make a reasonable effort to furnish sufficient information for holders of our depositary units to make adequate disclosure on their returns to avoid liability for this penalty.

A substantial valuation misstatement exists if the value of any property, or the adjusted basis of any property, claimed on a tax return is 150% or more of the amount determined to be the correct amount of such valuation or adjusted basis. No penalty is imposed unless the portion of the underpayment attributable to a substantial valuation misstatement exceeds $5,000 ($10,000 for most corporations). If the valuation claimed on a return is 200% or more than the correct valuation, the penalty imposed increases to 40%. Investors should consult their own tax advisors concerning any possible accuracy-related penalties with respect to their investment and should be aware that we and our material advisors intend to comply with the disclosure requirements.

In addition, the 20% accuracy-related penalty also applies to any portion of underpayment of tax that is attributable to transactions lacking economic substance. To the extent that such transactions are not disclosed, the penalty imposed is increased to 40%. Additionally, there is no reasonable cause defense to the imposition of this penalty to such transactions. Although we do not intend to engage in such transactions, it is possible that the IRS could assert that certain of transactions we engage in, either directly or through flow through entities treated as transparent for U.S. federal income tax purposes, lack economic substance.

Reportable Transactions

If we were to engage in a “reportable transaction,” we (and possibly our holders of our depositary units) would be required to make a detailed disclosure of the transaction to the IRS. A transaction may be a reportable transaction based upon any of several factors, including the fact that it is a type of tax avoidance transaction publicly identified by the IRS as a “listed transaction” or that it produces certain kinds of losses for partnerships, individuals, S corporations, and trusts of at least $2 million in any single year, or $4 million in any combination of 6 successive tax years. Our participation in a reportable transaction could increase the likelihood that our U.S. federal income tax information return (and possibly the tax returns of our holders of our depositary units) would be audited by the IRS. Please read “— Information Returns and Audit Procedures.”

Moreover, if we were to participate in a reportable transaction with a significant purpose to avoid or evade tax, or in any listed transaction, a unitholder may be subject to the following additional consequences:

■	accuracy-related penalties with a broader scope, significantly narrower exceptions, and potentially greater amounts than described above at “— Accuracy-Related Penalties”;
■	for those persons otherwise entitled to deduct interest on federal tax deficiencies, nondeductibility of interest on any resulting tax liability; and
■	in the case of a listed transaction, an extended statute of limitations.

We do not expect to engage in any “reportable transactions.”

Withholding on Payments to Certain Foreign Entities

Sections 1471 through 1474 of the Internal Revenue Code (referred to as “FATCA”) generally will impose a withholding tax of 30% on certain gross amounts of income not effectively connected with a U.S. trade or business paid to certain “foreign financial institutions” and certain other “non-financial foreign entities,” unless various information reporting requirements are satisfied. Amounts subject to withholding under these rules generally include gross U.S.-source dividend and interest income paid on or after July 1, 2014, gross proceeds from the sale of property that produces U.S.-source dividend or interest income paid on or after January 1, 2017, and certain other payments made by “participating” foreign financial institutions to “recalcitrant account holders” on or after January 1, 2017 (so-called “foreign pass thru payments”). Alternatively, certain foreign unitholders may be required to disclose information and meet other requirements imposed under the terms of an intergovernmental agreement (“IGA”). Certain foreign unitholders will be required to enter into an agreement with the IRS and disclose certain information regarding their beneficial owners to the IRS (unless such foreign unitholders establish that an exemption applies or are required to comply with FATCA under an applicable IGA). If such foreign unitholders fail to provide such information or to enter into such an agreement with the IRS as required under FATCA, it is possible that we could be required to impose a withholding tax of 30% on certain payments made to such foreign unitholders.

Although the application of these new rules to a sale or other disposal of a depositary unit is unclear, and strong arguments exist to the contrary, it is possible that the gross proceeds of the sale or other disposal of a depositary unit will be subject to tax under FATCA if such proceeds are treated as an indirect disposal of the foreign unitholder’s interest in assets that can produce U.S. source interest or dividends, unless the selling foreign unitholder provides appropriate reporting information. Investors are encouraged to consult their own tax advisors regarding the potential impact of FATCA on a foreign unitholder’s investment in our depositary units.

Legislative Developments

The present U.S. federal income tax treatment of publicly traded partnerships, including us, or an investment in our depositary units may be modified by legislative, judicial or administrative changes and differing interpretations thereof at any time. For example, the Obama Administration and members of Congress have considered substantive changes to the existing U.S. federal income tax laws that would affect the tax treatment of, or impose additional administrative requirements on, publicly traded partnerships. It is possible that these legislative efforts could result in changes to the existing U.S. federal income tax laws that affect publicly traded partnerships. We are unable to predict whether any of these changes, or other proposals, will ultimately be enacted. Any such changes could negatively impact the value of an investment in our units.

State, Local and Other Tax Considerations

In addition to U.S. federal income taxes, a unitholder will be subject to other taxes, such as state and local income taxes, unincorporated business taxes, and estate, inheritance or intangible taxes that may be imposed by the various jurisdictions in which such unitholder resides or in which we do business or own property. Although an analysis of those various taxes is not presented here, each prospective unitholder should consider their potential impact on such unitholder’s investment in us. We currently conduct business in multiple states. A unitholder will be required to file state income tax returns and to pay state income taxes in some or all of the states in which we do business or own property and may be subject to penalties for failure to comply with those requirements. In certain states, tax losses may not produce a tax benefit in the year incurred and also may not be available to offset income in subsequent taxable years. Some of the states may require that we, or we may elect to, withhold a percentage of income from amounts to be distributed to a unitholder who is not a resident of the state. Our withholding of an amount, which may be greater or less than a particular unitholder’s income tax liability to the state, generally does not relieve the non-resident unitholder from the obligation to file an income tax return. Any amount that is withheld will be treated as distributed to holders of our depositary units. See “— Tax Treatment of Holders of Our Depositary Units — Entity-Level Collections” above. Based on current law and our estimate of future operations, we anticipate that any amounts required to be withheld will not be material.

It is the responsibility of each unitholder to investigate the legal and tax consequences of such unitholder’s investment in us under the laws of pertinent states and localities. Accordingly, each prospective unitholder should consult, and must depend upon, its own tax counsel or other advisor with regard to those matters. Further, it is the responsibility of each unitholder to file all state and local, as well as U.S. federal, tax returns that may be required of such unitholder. Proskauer Rose LLP has not rendered an opinion on the state or local tax consequences of an investment in us.

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement dated December 9, 2013, we have agreed to sell to the underwriter named below, the following number of depositary units:

Underwriters	Number of Depositary Units
Morgan Stanley & Co. LLC	2,000,000
Total	2,000,000

The underwriting agreement provides that the underwriter is obligated to purchase all the depositary units in the offering if any are purchased, other than those depositary units covered by the option described below. The offering of the depositary units by the underwriter is subject to receipt and acceptance and subject to the underwriter’s right to reject any order in whole or in part.

All sales of the depositary units in the United States will be made by U.S. registered broker/dealers.

We have granted to the underwriter a 30-day option to purchase up to 300,000 additional depositary units from us at the price of $135.00 per depositary unit.

The underwriter will offer the depositary units for sale from time to time in one or more transactions on NASDAQ or in the over-the-counter market (which may include block transactions), in negotiated transactions or otherwise, or a combination of those methods of sale, at a fixed price or prices, which may be changed, or at market prices prevailing at the time of sale, at prices related to prevailing market prices or at negotiated prices. The underwriter may do so by selling the depositary units to or through broker/dealers, who may receive compensation in the form of underwriting discounts, concessions or commissions from the underwriter and/or the purchasers of the depositary units for whom they may act as agents. In connection with the sale of the depositary units, the underwriter may be deemed to have received compensation from us in the form of underwriting discounts, and the underwriter may also receive commissions from the purchasers of the depositary units for whom they may act as agents. The underwriter and any broker/dealers that participate with the underwriter in the distribution of the depositary units may be deemed to be underwriters, and any discounts or commissions received by them and any profit on the resale of the depositary units by them may be deemed to be underwriting discounts or commissions.

The underwriter is purchasing the depositary units from us at $135.00 per share (resulting in net proceeds to us, before deducting offering expenses, of $270,000,000 (or $310,500,000 if the underwriter’s option to purchase additional depositary units is exercised in full)).

We estimate that our out of pocket expenses for this offering will be approximately $1,000,000.

We, our executive officers, directors, our general partner and Mr. Icahn and his affiliates have agreed, subject to specified exceptions, not to directly or indirectly:

•	sell, offer, contract or grant any option to sell (including any short sale), pledge, transfer, establish an open “put equivalent position” within the meaning of Rule 16a-1(h) under the Securities Exchange Act of 1934, as amended, or
•	otherwise dispose of any depositary units, options or warrants to acquire depositary units, or securities exchangeable or exercisable for or convertible into depositary units currently or hereafter owned either of record or beneficially, or
•	publicly announce an intention to do any of the foregoing for a period of 30 days after the date of this prospectus supplement without the prior written consent of Morgan Stanley & Co. LLC.

This restriction terminates after the close of trading of the depositary units on and including the 65th day after the date of this prospectus supplement. However, subject to certain exceptions, in the event that either:

•	during the last 17 days of the 30-day restricted period, we issue an earnings release or material news or a material event relating to us occurs, or
•	prior to the expiration of the 30-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 30-day restricted period,

then in either case the expiration of the 30-day restricted period will be extended until the expiration of the 18-day period beginning on the date of the issuance of an earnings release or the occurrence of the material news or event, as applicable, unless Morgan Stanley & Co. LLC waives, in writing, such an extension.

Morgan Stanley & Co. LLC may, in its sole discretion and at any time or from time to time before the termination of the 45-day period release all or any portion of the securities subject to lock-up agreements. There are no existing agreements between the underwriter and any of our unit holders who will execute a lock-up agreement, providing consent to the sale of units prior to the expiration of the lock-up period.

We have agreed to indemnify the underwriter and certain of its controlling persons against liabilities under the Securities Act of 1933, as amended, or contribute to payments that the underwriter may be required to make in that respect.

Our depositary units have been approved for listing on NASDAQ under the symbol “IEP.”

If you purchase depositary units offered in this prospectus supplement, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus supplement.

In connection with the offering the underwriter may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions, penalty bids and passive market making in accordance with Regulation M under the Securities Exchange Act of 1934.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.
•	Over-allotment involves sales by the underwriters of depositary units in excess of the number of depositary units the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of depositary units over-allotted by the underwriters is not greater than the number of depositary units that they may purchase in the over-allotment option. In a naked short position, the number of depositary units involved is greater than the number of depositary units in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing depositary units in the open market.
•	Syndicate covering transactions involve purchases of the depositary units in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of depositary units to close out the short position, the underwriters will consider, among other things, the price of depositary units available for purchase in the open market as compared to the price at which they may purchase depositary units through the over-allotment option. If the underwriters sell more depositary units than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying depositary units in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the depositary units in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Penalty bids permit the representative to reclaim a selling concession from a syndicate member when the depositary units originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.
•	In passive market making, market makers in the depositary units who are underwriters or prospective underwriters may, subject to limitations, make bids for or purchases of our depositary units until the time, if any, at which a stabilizing bid is made.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our depositary units or preventing or retarding a decline in the market price of the depositary units. As a result the price of our depositary units may be higher than the price that might otherwise exist in the open market. These transactions may be effected on NASDAQ or otherwise and, if commenced, may be discontinued at any time.

A prospectus in electronic format may be made available on the web sites maintained by the underwriter, or selling group members, if any, participating in this offering and the underwriter participating in this offering may distribute prospectuses electronically. The underwriter may agree to allocate a number of depositary units for itself and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriter and selling group members that will make internet distributions on the same basis as other allocations.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”) an offer to the public of any depositary units which are the subject of the offering contemplated herein may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any depositary units may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

•	to legal entities which are qualified investors as defined under the Prospectus Directive;
•	by the underwriters to fewer than 100, or, if the Relevant Member State has implemented the relevant provisions of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representative of the underwriters for any such offer; or
•	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of depositary units shall result in a requirement for us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

Each person in a Relevant Member State who receives any communication in respect of, or who acquires any depositary units under, the offers contemplated here in this prospectus will be deemed to have represented, warranted and agreed to and with each underwriter and us that:

•	it is a qualified investor as defined under the Prospectus Directive; and
•	in the case of any depositary units acquired by it as a financial intermediary, as that term is used in Article 3(2) of the Prospectus Directive, (i) the depositary units acquired by it in the offering have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Relevant Member State other than qualified investors, as that term is defined in the Prospectus Directive, or in the circumstances in which the prior consent of the representative of the underwriters has been given to the offer or resale or (ii) where depositary units have been acquired by it on behalf of persons in any Relevant Member State other than qualified investors, the offer of such depositary units to it is not treated under the Prospectus Directive as having been made to such persons.

For the purposes of this representation and the provision above, the expression an “offer to the public” in relation to any depositary units in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any depositary units to be offered so as to enable an investor to decide to purchase or subscribe for the depositary units, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in each Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Notice to Investors in the United Kingdom

This prospectus supplement has only been communicated or caused to have been communicated and will only be communicated or caused to be communicated as an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act of 2000 (the “FSMA”)) as received in connection with the issue or sale of the depositary units in circumstances in which Section 21(1) of the FSMA does not apply to us. All applicable provisions of the FSMA will be complied with in respect to anything done in relation to the depositary units in, from or otherwise involving the United Kingdom.

Other Relationships

The underwriter and certain of its affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. The underwriter and certain of its affiliates have, from time to time, performed, and may in the future perform, various commercial and investment banking and financial advisory services for the issuer and its affiliates, for which they received or may in the future receive customary fees and expenses.

In the ordinary course of their various business activities, the underwriter and certain of its affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments of the issuer or its affiliates. If the underwriter or its affiliates have a lending relationship with us, they routinely hedge their credit exposure to us consistent with their customary risk management policies. The underwriter and its affiliates may hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities or the securities of our affiliates, including potentially the depositary units offered hereby. Any such short positions could adversely affect future trading prices of the depositary units offered hereby. The underwriter and certain of its affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

LEGAL MATTERS

The validity of the depositary units offered in this prospectus supplement will be passed upon for us by Proskauer Rose LLP, New York, New York. Certain legal matters in connection with the depositary units offered hereby will be passed upon for the underwriter by Latham & Watkins LLP, New York, New York.

EXPERTS

The consolidated balance sheets of Icahn Enterprises L.P. as of December 31, 2012 and 2011, and the related consolidated statements of operations, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2012 and the financial statement schedule, incorporated by reference in this prospectus supplement have been audited by Grant Thornton LLP, independent registered public accountants, as indicated in their report with respect thereto. The report of Grant Thornton LLP and the report of the other auditor, Ernst & Young LLP are incorporated by reference herein (and in the registration statement) and upon the authority of said firms as experts in accounting and auditing. The report of KPMG LLP, independent registered public accounting firm, is incorporated by reference herein (and in the registration statement) and upon the authority of said firm as experts in accounting and auditing.

With respect to the unaudited interim financial information of Icahn Enterprises L.P. as of September 30, 2013, June 30, 2013 and March 31, 2013 and the related consolidated statements of operations, comprehensive income and cash flows for the three-month and nine-month periods ended September 30, 2013 and 2012, the three-month and six-month periods ended June 30, 2013 and 2012, and the three-month periods ended March 31, 2013 and 2012, and the unaudited consolidated statements of changes in equity for the nine-month, six-month, and three-month periods ended September 30, 2013, June 30, 2013, and March 31, 2013, respectively, incorporated by reference in this prospectus and elsewhere in the registration statement, Grant Thornton LLP and the other auditor, KPMG LLP, have reported that they have applied limited procedures in accordance with professional standards for a review of such information. The respective reports of Grant Thornton LLP and the other auditor, KPMG LLP, state that they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their respective reports on such information should be restricted in light of the limited nature of the review procedures applied. In addition, Grant Thornton LLP and the other auditor, KPMG LLP, are not subject to the liability provisions of Section 11 of the Securities Act of 1933 for their respective reports on the unaudited interim financial information because those reports are not a “part” of the registration statement prepared or certified by the accountants within the meaning of Sections 7 and 11 of that Act.

The supplemental combined balance sheets of Icahn Enterprises L.P. as of December 31, 2012 and 2011, and the related supplemental combined statements of operations, comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2012, incorporated by reference in this prospectus and elsewhere in this registration statement have been audited by Grant Thornton LLP, independent registered public accountants, as indicated in their report with respect thereto. The report of Grant Thornton LLP and the report of the other auditor, Ernst & Young LLP, independent registered public accounting firms, are incorporated by reference herein (and in the registration statement) and upon the authority of said firms as experts in accounting and auditing. The report of KPMG, LLP, independent registered public accounting firm is incorporated by reference herein (and in the registration statement) and upon the authority of said firm as experts in accounting and auditing.

With respect to the unaudited interim supplemental combined financial information of Icahn Enterprises L.P. as of June 30, 2013 and the related supplemental combined statements of operations, comprehensive income (loss), for the three-month and six-month periods ended June 30, 2013 and 2012, cash flows for the six-month periods ended June 30, 2013 and 2012, and the unaudited supplemental combined statements of changes in equity for the six-month period ended June 30, 2013, incorporated by reference in this prospectus and elsewhere in the registration statement, Grant Thornton LLP and the other auditor, KPMG, LLP, have reported that they have applied limited procedures in accordance with professional standards for a review of such information. The respective reports of Grant Thornton LLP and the other auditor, KPMG, LLP, state that they did not audit and they do not express an opinion on that interim supplemental combined financial information. Accordingly, the degree of reliance on their respective reports on such information should be restricted in light of the limited nature of the review procedures applied. In addition, Grant Thornton LLP and the other auditor,

KPMG, LLP, are not subject to the liability provisions of Section 11 of the Securities Act of 1933 for their respective reports on the unaudited interim supplemental combined financial information because those reports are not a “part” of the registration statement prepared or certified by the accountants within the meaning of Sections 7 and 11 of that Act.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC under the Exchange Act. You may read and copy all or any portion of this information at the SEC’s principal office in Washington, D.C., and copies of all or any part thereof may be obtained from the Public Reference Section of the SEC, 100 F Street, N.E., Washington, D.C. 20549 after payment of fees prescribed by the SEC. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room.

The SEC also maintains an Internet website that contains reports, proxy statements and other information about issuers, like Icahn Enterprises, who file electronically with the SEC. The address of that site is www.sec.gov.

Our Internet website address is www.ielp.com. This reference to our website is intended to be an inactive textual reference only. Our website and the information contained therein or connected thereto are not incorporated by reference into the prospectus supplement.

Our depositary units are listed on NASDAQ under the symbol “IEP.”

We have filed with the SEC a registration statement on Form S-3 to register the depositary units to be sold in connection with this prospectus supplement. As permitted by the rules and regulations of the SEC, this prospectus supplement and the accompany prospectus, which forms a part of the registration statement, does not contain all of the information included in the registration statement. For further information pertaining to us and the securities offered under this prospectus supplement, reference is made to the registration statement and the attached exhibits and schedules. Although required material information has been presented in this prospectus supplement, statements contained in this prospectus supplement as to the contents or provisions of any contract or other document referred to in this prospectus supplement may be summary in nature and in each instance reference is made to the copy of this contract or other document filed as an exhibit to the registration statement and each statement is qualified in all respects by this reference, including the exhibits and schedules filed therewith. You should rely only on the information incorporated by reference or provided in this prospectus supplement and the accompanying prospectus. We have not authorized anyone else to provide you with different information. You should not assume that the information in this prospectus supplement and the accompanying prospectus is accurate as of any date other than the date on the cover page of this prospectus supplement or the accompanying prospectus. Our business, financial condition, results of operations and prospectus may have changed since that date.

INCORPORATION OF INFORMATION FILED WITH THE SEC

The SEC allows us to “incorporate by reference” information into this prospectus supplement, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus supplement from the date that we file that document, except for any information that is superseded by subsequent incorporated documents or by information that is contained directly in this prospectus supplement. This prospectus supplement incorporates by reference the documents set forth below that we have previously filed with the SEC and that are not delivered with this prospectus supplement. These documents contain important information about Icahn Enterprises and its financial condition.

■	Our Annual Report on Form 10-K for the fiscal year ended December 31, 2012, filed with the SEC on March 15, 2013 (SEC File No. 001-09516);
■	Our Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2013, June 30, 2013 and September 30, 2013, filed with the SEC on May 3, 2013, August 7, 2013 and November 4, 2013, respectively (SEC File No. 001-09516); and
■	Our Current Reports on Form 8-K or 8-K/A, filed with the SEC on January 29, 2013, February 6, 2013, February 11, 2013, February 21, 2013, March 1, 2013, March 25, 2013, May 2, 2013, May 20, 2013, May 28, 2013, May 29, 2013, June 14, 2013, June 17, 2013, June 20, 2013, June 26, 2013, July 12, 2013, July 22, 2013, August 1, 2013, August 12, 2013, August 23, 2013, August 29, 2013, September 25, 2013, October 22, 2013, October 23, 2013, October 24, 2013, November 1, 2013, November 15, 2013 and December 9, 2013 (SEC File No. 001-09516).

This prospectus is part of a registration statement we filed with the SEC. You should rely only on the information or representations provided in this prospectus. We have authorized no one to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted.

All documents filed by us pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act (excluding any information in those documents that is deemed by the rules of the SEC to be furnished and not filed) between the date of this prospectus supplement and the termination of the offering of securities under this prospectus supplement shall also be deemed to be incorporated herein by reference. Any statement contained in any document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus supplement to the extent that a statement contained in this prospectus supplement or in any other subsequently filed document which also is or is deemed to be incorporated by reference in this prospectus modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus supplement.

You may request a copy of these filings (not including the exhibits to such documents unless the exhibits are specifically incorporated by reference in the information contained in this prospectus), at no cost, by writing or telephoning us at the following address:

Icahn Enterprises L.P.
767 Fifth Avenue, Suite 4700
New York, New York 10153
Attn: Chief Financial Officer
Telephone requests may be directed to (212) 702-4300

PROSPECTUS

$1,000,000,000

ICAHN ENTERPRISES L.P.
ICAHN ENTERPRISES FINANCE CORP.

Depositary Units, Representing Limited Partner Interests
Preferred Units
Debt Securities (including Guarantees of Non-Convertible debt)
Warrants
Rights
Units

We may, from time to time, offer and sell depositary units or preferred units representing limited partner interests in Icahn Enterprises L.P., debt securities (which may be senior debt securities or subordinated debt securities), including guarantees of non-convertible debt, warrants or rights, either separately or in units, in one or more offerings. The debt securities, preferred units, warrants or rights may be convertible into or exercisable or exchangeable for depositary units, preferred units or debt securities.

We may offer and sell these securities to or through one or more underwriters, dealers and agents, or directly to purchasers, on a continuous or delayed basis. The aggregate initial offering price of all securities sold by us under this prospectus will not exceed $1,000,000,000, including the U.S. dollar equivalent if the public offering of any such securities is denominated in one or more foreign currencies, foreign currency units or composite currencies. This prospectus describes the general terms of these securities and the general manner in which we will offer the securities. The specific terms of any securities we offer will be included in a supplement to this prospectus. The prospectus supplement will also describe the specific manner in which we will offer the securities.

Our depositary units are listed on The NASDAQ Global Select Market under the symbol “IEP”.

This prospectus may not be used to complete sales of securities unless it is accompanied by a prospectus supplement.

Investing in our securities involves a high degree of risk. See “Risk Factors” on page 5.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is October 9, 2013.

ICAHN ENTERPRISES L.P.
ICAHN ENTERPRISES FINANCE CORP.

You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell securities. The information in this document may only be accurate on the date of this document.

i

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement on Form S-3 that we and Icahn Enterprises Finance Corp. have filed with the Securities and Exchange Commission, or SEC, using a “shelf” registration, or continuous offering, process. Under this shelf registration process, we may, from time to time, offer and sell depositary units or preferred units representing limited partner interests, debt securities (including guarantees of non-convertible debt), warrants or rights, either separately or in units, in one or more offerings with a maximum aggregate offering price of $1,000,000,000.

This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering and the offered securities. Any prospectus supplement may also add, update or change information contained in this prospectus. Any statement that we make in this prospectus will be modified or superseded by any inconsistent statement made by us in a prospectus supplement. The registration statement we filed with the SEC includes exhibits that provide more detail of the matters discussed in this prospectus. You should read this prospectus and the related exhibits filed with the SEC and any prospectus supplement, together with additional information described under the heading “Where You Can Find More Information,” before making your investment decision.

FORWARD-LOOKING INFORMATION

This prospectus, any prospectus supplement and the documents that we incorporate by reference may contain “forward-looking statements.” Forward-looking statements are those that do not relate solely to historical fact. They include, but are not limited to, any statement that may predict, forecast, indicate or imply future results, performance, achievements or events. Forward-looking statements can generally be identified by phrases such as “believes,” “expects,” “potential,” “continues,” “may,” “should,” “seeks,” “predicts,” “anticipates,” “intends,” “projects,” “estimates,” “plans,” “could,” “designed,” “should be” and other similar expressions that denote expectations of future or conditional events rather than statements of fact. Forward-looking statements also may relate to strategies, plans and objectives for, and potential results of, future operations, financial results, financial condition, business prospects, growth strategy and liquidity, and are based upon management’s current plans and beliefs or current estimates of future results or trends.

These forward-looking statements reflect our current views with respect to future events and are based on assumptions and subject to risks and uncertainties that may cause actual results to differ materially from trends, plans or expectations set forth in the forward-looking statements. These risks and uncertainties may include the factors and the risks and uncertainties described in our Annual Report on Form 10-K, our Quarterly Reports on Form 10-Q and our Current Reports on Form 8-K filed with the SEC. We may discuss additional risks and uncertainties in greater detail in any prospectus supplement under the heading “Risk Factors.”

All of the forward-looking statements made in this prospectus, any prospectus supplement and the documents that we incorporate by reference are qualified by these cautionary statements and we cannot assure you that the actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to or effects on our business or operations. In addition, these forward-looking statements present our estimates and assumptions only as of the date of this prospectus, any such prospectus supplement or any such document incorporated by reference. We do not intend to update you concerning any future revisions to any forward-looking statements to reflect events or circumstances occurring after the date of this prospectus, any such prospectus supplement or any such document incorporated by reference. However, you should carefully review the risk factors set forth in other reports or documents we file from time to time with the SEC.

OUR COMPANY

We are a diversified holding company owning subsidiaries engaged in the following operating businesses: Investment, Automotive, Energy, Gaming, Railcar, Food Packaging, Metals, Real Estate and Home Fashion.

Icahn Enterprises is a master limited partnership formed in Delaware on February 17, 1987. We own a 99% limited partner interest in Icahn Enterprises Holdings. Substantially all of our assets and liabilities are owned through Icahn Enterprises Holdings and substantially all of our operations are conducted through Icahn Enterprises Holdings and its subsidiaries. Icahn Enterprises G.P. Inc., or Icahn Enterprises GP, our sole general partner, owns a 1% general partner interest in both Icahn Enterprises Holdings and us, representing an aggregate 1.99% general partner interest in Icahn Enterprises Holdings and us. Icahn Enterprises GP is owned and controlled by Mr. Carl C. Icahn. As of March 31, 2013, affiliates of Mr. Icahn owned 97,764,251 of our depositary units that represented approximately 90.5% of our outstanding depositary units.

Mr. Icahn’s estate has been designed to assure the stability and continuation of Icahn Enterprises with no need to monetize his interests for estate tax or other purposes. In the event of Mr. Icahn’s death, control of Mr. Icahn’s interests in Icahn Enterprises and its general partner will be placed in charitable and other trusts under the control of senior Icahn executives and family members.

Our depositary units representing limited partner interests trade on The NASDAQ Global Select Market under the symbol “IEP.”

As used in this prospectus, “we,” “us,” “our,” “company” and Icahn Enterprises mean Icahn Enterprises L.P. and, unless the context indicates otherwise, include our subsidiaries.

Our principal executive offices are located at 767 Fifth Avenue, New York, New York 10153. Our phone number is (212) 702-4300.

Icahn Enterprises Finance Corp., or Icahn Enterprises Finance, a Delaware corporation, is our wholly owned subsidiary. Icahn Enterprises Finance was incorporated on April 19, 2004 and was formed solely for the purpose of serving as a co-issuer of non-convertible debt securities of Icahn Enterprises. Icahn Enterprises Finance does not and will not have any operations or assets and will not have any revenues. Icahn Enterprises Finance’s principal business address is 767 Fifth Avenue, New York, New York 10153 and its telephone number is (212) 702-4300.

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our ratio of earnings to fixed charges for the periods indicated. For purposes of computing the ratio of earnings to fixed charges, earnings represent earnings from continuing operations before income taxes, equity in earnings (loss) of investees and minority interest plus fixed charges. Fixed charges include (a) interest on indebtedness (whether expensed or capitalized), (b) amortization premiums, discounts and capitalized expenses related to indebtedness and (c) the portion of rent expense we believe to be representative of interest.

	Six Months Ended June 30, 2013	Year Ended December 31,
		2012	2011	2010	2009	2008
Ratio of earnings to fixed charges	4.5	2.2	4.8	2.9	4.4	N/A	(1)

(1)	Fixed charges exceeded earnings by approximately $3.1 billion for fiscal 2008.

RISK FACTORS

An investment in our securities involves a high degree of risk. Additionally, limited partner interests are inherently different from the capital stock of a corporation, although many of the business risks to which we are subject are similar to those that would be faced by a corporation engaged in similar businesses. Prior to making a decision about investing in our securities, you should carefully consider the risk factors and all of the other information included in, or incorporated by reference into, this prospectus or any prospectus supplement, including those included in our most recent Annual Report on Form 10-K and, if applicable, in our Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. The occurrence of any of these risks could materially adversely affect our business, operating results and financial condition.

The risks and uncertainties we describe are not the only ones facing us. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business or operations. Any adverse effect on our business, financial condition or operating results could result in a decline in the value of our securities and the loss of all or part of your investment.

USE OF PROCEEDS

Except as described in any prospectus supplement, the net proceeds from the sale of the securities will be added to our general funds and used for general partnership purposes, which may include investments in our operating subsidiaries and potential acquisitions in accordance with our investment strategy. We continually identify, evaluate and discuss with others acquisition and investment opportunities. We continually evaluate potential acquisition candidates and intend to continue to pursue transactions. However, we have not reached any agreements, commitments or understandings for any future acquisitions or investments other than those arrangements, if any, as described in documents incorporated by reference or in prospectus supplements.

When we offer a particular series of securities, the prospectus supplement relating to that offering will describe the intended use of the net proceeds received from that offering. We will retain broad discretion in the use of the net proceeds.

DESCRIPTION OF DEPOSITARY UNITS

The following description of our depositary units does not purport to be complete and is qualified in its entirety by reference to applicable Delaware law, and to provisions of our amended and restated agreement of limited partnership, dated as of May 12, 1987, as amended, which we refer to as our partnership agreement, and the depositary agreement, dated as of July 1, 1987, as amended by Amendment No. 1, dated February 22, 1995, and as amended and restated by the Amended and Restated Depositary Agreement, dated August 23, 2013, which we refer to as our depositary agreement, entered into among us, the Registrar and Transfer Company, as depositary, which we refer to as the depositary, and the unitholders.

General

The depositary units represent limited partner interests in Icahn Enterprises. The percentage interest in Icahn Enterprises represented by a depositary unit is equal to the ratio it bears at the time of such determination to the total number of depositary units in Icahn Enterprises (including any undeposited depositary units) outstanding, multiplied by 99%, which is the aggregate percentage interest in Icahn Enterprises of all holders of depositary units. Subject to the rights and preferences of any preferred units that may be issued, each depositary unit evidences entitlement to a portion of Icahn Enterprises’ distributions and an allocation of Icahn Enterprises’ net income and net loss, as determined in accordance with our partnership agreement. We are authorized to issue additional depositary units or other securities from time to time to unitholders or additional investors without the consent or approval of holders of depositary units, or unitholders. There is no limit to the number of depositary units or additional classes of units, including any preferred units, that may be issued. The board of directors of our general partner has the power, without any further action by the unitholders, to issue units with such designations, preferences and relative, participating or other special rights, powers and duties, including rights, powers and duties senior to existing classes of depositary units or preferred units. The depositary units have no preemptive rights.

All or a portion of the depositary receipts evidencing the depositary units may be held through the Depositary Trust Company’s (“DTC”) book-entry settlement system. All depositary receipts accepted for book-entry settlement with DTC are represented by a single receipt (the “DTC Receipt”), which shall be deposited with DTC (or its custodian) evidencing all such depositary units and registered in the name of the nominee of DTC (initially Cede & Co.). The depositary or such other entity as is agreed to by DTC may hold the DTC Receipt as custodian for DTC. Ownership of beneficial interests in the DTC Receipt will be shown on, and the transfer of such ownership will be effected through, records maintained by (i) DTC or its nominee for such DTC Receipt, or (ii) institutions that have accounts with DTC.

Deposit of Certificates of Limited Partner Interests

Subject to the terms and conditions of the Amended and Restated Depositary Agreement, on the date of any issuance of depositary units by the Icahn Enterprises, the general partner will either (i) deposit with the depositary a certificate or certificates or (ii) in the case of uncertificated depositary units, provide evidence of a credit to the book-entry account maintained by the Registrar, in either case evidencing the aggregate whole number of depositary units so issued. Such deposit or book-entry credit will be accompanied by (a) written instructions containing the name, address, social security or taxpayer identification number of and the number of depositary units to be issued to each investor in the Partnership, and (b) a written request that the depositary execute and deliver to each such investor depositary receipts evidencing the depositary units, registered in the name of such investor, or book-entry credit in the name of such investor, in accordance with such written instructions. Each investor will thereupon be recognized by Icahn Enterprises as a record holder as of the closing date of such issuance of depositary units.

Transfer of Depositary Units

Until a depositary unit has been transferred on the books of the depositary, we and the depositary will treat the record holder of the unit as the absolute owner for all purposes. A transfer of depositary units will not be recognized by the depositary or us unless and until the transferee of the depositary units, or a subsequent transferee, executes and delivers a transfer application to the depositary. Transfer applications appear on the back of each depositary receipt and also will be furnished at no charge by the depositary upon request. By executing and delivering a transfer application to the depositary, a subsequent transferee automatically requests admission as a substituted unitholder in the partnership, agrees to be bound by the terms and conditions of our partnership agreement and grants a power of attorney to our general partner.

On a monthly basis, the depositary will, on behalf of subsequent transferees who have submitted transfer applications, request the general partner to admit such subsequent transferees as substituted limited partners of Icahn Enterprises. If our general partner consents to such substitution, a subsequent transferee will be admitted to the partnership as a substituted limited partner upon the recordation of such subsequent transferee’s name in our books and records. Upon admission, which is in the sole discretion of our general partner, it will be entitled to all of the rights of a limited partner under the Delaware Revised Uniform Limited Partnership Act, or the Delaware Act, and pursuant to our partnership agreement.

A subsequent transferee will, after submitting a transfer application to the depositary but before being admitted to Icahn Enterprises as a substituted unitholder of record, have the rights of an assignee under the Delaware Act and our partnership agreement, including the right to receive its pro rata share of distributions. A subsequent transferee who does not execute and deliver a transfer application to the depositary will not be recognized as the record holder of depositary units and will only have the right to transfer or assign its depositary units to a purchaser or other transferee. Therefore, such subsequent transferee will neither receive distributions from the partnership nor be entitled to vote on partnership matters or any other rights to which record holders of depositary units are entitled under the Delaware Act or pursuant to our partnership agreement. Distributions made in respect of the depositary units held by such subsequent transferees will continue to be paid to the transferor of such depositary units.

A subsequent transferee will be deemed to be a party to the depositary agreement and to be bound by its terms and conditions whether or not such subsequent transferee executes and delivers a transfer application to the depositary. A transferor will have no duty to ensure the execution of a transfer application by a subsequent transferee and will have no liability or responsibility if such subsequent transferee neglects or chooses not to execute and deliver the transfer application to the depositary. Whenever depositary units are transferred, the transfer application requires that a subsequent transferee answer a series of questions. The required information is designed to provide us with the information necessary to prepare our tax information return.

Transfers of Depositary Units Held in Book-Entry Form.

Depositary units held in book-entry form shall be transferred through DTC’s book-entry settlement system.

Withdrawal of Depositary Units from Deposit

A unitholder may withdraw from the depositary the depositary units represented by its depositary receipts upon written request and surrender of the depositary receipts evidencing the depositary units in exchange for a certificate issued by us evidencing the same number of depositary units, or in the case of uncertificated depositary units, evidence of a book-entry credit.

A subsequent transferee is required to become a unitholder of record before being entitled to withdraw depositary units from the depositary. Depositary units that have been withdrawn from the depositary, and therefore are not evidenced by depositary receipts, are not transferable except upon death, by operation of law, by transfer to us or redeposit with the depositary. A holder of depositary units withdrawn from deposit will continue to receive its respective share of distributions and allocations of net income and losses pursuant to our partnership agreement. In order to transfer depositary units withdrawn from the depositary other than upon death, by operation of law or to the partnership, a unitholder must redeposit the certificate evidencing such withdrawn depositary units with the depositary and request issuance of depositary receipts representing such depositary units, which depositary receipts then may be transferred. Any redeposit of such withdrawn depositary units with the depositary requires 60 days’ advance written notice and payment to the depositary of a redeposit fee (initially $5.00 per 100 depositary units or portion thereof) and will be subject to the satisfaction of certain other procedural requirements under the depositary agreement.

Replacement of Lost Depositary Receipts and Certificates

A unitholder or subsequent transferee who loses or has its certificate for depositary units or depositary receipts stolen or destroyed may obtain a replacement certificate or depositary receipt by furnishing an indemnity bond and by satisfying certain other procedural requirements under the depositary agreement.

Amendment of Depositary Agreement

Subject to the restrictions described below, any provision of the depositary agreement, including the form of depositary receipt, may, at any time and from time to time, be amended by the mutual agreement of us and the depositary in any respect deemed necessary or appropriate by us and them, without the approval of the holders of depositary units. No amendment to the depositary agreement, however, may impair the right of a holder of depositary units to surrender a depositary receipt and to withdraw any or all of the deposited depositary units evidenced by a depositary receipt or to redeposit depositary units pursuant to the depositary agreement and receive a depositary receipt evidencing redeposited depositary units.

The depositary will furnish notice to each record holder of a depositary unit, and to each securities exchange on which depositary units are listed for trading, of any material amendment made to the depositary agreement. Each record holder of a depositary unit at the time any amendment of the depositary agreement becomes effective will be deemed, by continuing to hold the depositary unit, to consent and agree to the amendment and to be bound by the depositary agreement, as so amended.

The depositary will give notice of the imposition of any fee or charge, other than fees and charges provided for in the depositary agreement, or change to the fees and charges, upon record holders of depositary units to any securities exchange on which the depositary units are listed for trading and to all record holders of depositary units. The imposition of any fee or charge, or change to them, will not be effective until the expiration of 30 days after the date of such notice, unless it becomes effective in the form of an amendment to the depositary agreement effected by us and the depositary.

Termination of Depositary Agreement

We may not terminate the depositary agreement unless the termination (1) is in connection with us entering into a similar agreement with a new depositary selected by the general partner, (2) is as a result of our receipt of an opinion of counsel to the effect that the termination is necessary for us to avoid being treated as an “association” taxable as a corporation for federal income tax purposes or to avoid being in violation of any applicable federal or state securities laws or (3) is in connection with our dissolution.

The depositary will terminate the depositary agreement, when directed to do so by us, by mailing notice of termination to the record holders of depositary units then outstanding at least 60 days before the date fixed for the termination in such notice. Termination will be effective on the date fixed in such notice, which date must be at least 60 days after it is mailed. Upon termination of the depositary agreement, the depositary will discontinue the transfer of depositary units, suspend the distribution of reports, notices and disbursements and cease to perform any other acts under the depositary agreement, except in the event the depositary agreement is not being terminated in connection with us entering into a similar agreement with a new depositary, the depositary will assist in the facilitation of the withdrawal of depositary units by holders who desire to surrender their depositary receipts.

Resignation or Removal of Depositary

The depositary may resign as depositary and may be removed by us at any time upon 60 days’ written notice. The resignation or removal of the depositary becomes effective upon the appointment of a successor depositary by us and written acceptance by the successor depositary of its appointment. In the event a successor depositary is not appointed within 75 days of notification of such resignation or removal, the general partner will act as depositary until a successor depositary is appointed. Any corporation into or with which the depositary may be merged or consolidated will be the successor depositary without the execution or filing of any document or any further act.

DESCRIPTION OF PREFERRED UNITS

We are authorized to issue preferred units having rights senior to our depositary units. The board of directors of our general partner is authorized to establish the powers, rights, preferences, privileges and designations of one or more class of preferred units without further approval, including:

•	distribution rights;
•	conversion rights;
•	voting rights;
•	redemption rights and terms of redemption; and
•	liquidation preferences.

The rights, preferences, privileges and restrictions of the preferred units of each class will be fixed by a certificate of amendment to the partnership agreement relating to each class. The prospectus supplement relating to each class will specify the terms of the preferred units, including:

•	the maximum number of units in the class and the distinctive designation;
•	the rights to share in partnership distributions;
•	the terms on which the units may be redeemed, if at all;
•	the rights of the class upon dissolution and liquidation of the partnership;
•	the terms of any retirement or sinking fund for the purchase or redemption of the units of the class;
•	the terms and conditions, if any, on which the units of the class will be convertible into, or exchangeable for, units of any other class or classes of securities;
•	the voting rights, if any, on the units of the class; and
•	any or all other preferences and relative, participating, operational or other special rights or qualifications, limitations or restrictions of the units.

We will describe the specific terms of a particular class of preferred units in the prospectus supplement relating to that class. The description of preferred units above and the description of the terms of a particular series of preferred units in the prospectus supplement are not complete. You should refer to the applicable certificate of amendment to our partnership agreement for complete information. The prospectus supplement will contain a description of U.S. federal income tax consequences relating to the particular series of preferred units.

OUR PARTNERSHIP AGREEMENT AND CERTAIN
PROVISIONS OF DELAWARE LAW

The rights of a limited partner of the partnership are set forth in our partnership agreement. The following is a summary of certain provisions of our partnership agreement and the agreement of limited partnership of Icahn Enterprises Holdings, or the Icahn Enterprises Holdings partnership agreement, which is similar to our partnership agreement in all material respects (except for the preferred units). The following summary discusses certain provisions that relate to both, and is qualified in its entirety by reference to both our partnership agreement and the Icahn Enterprises Holdings partnership agreement. A reference to the “partnership agreement” in this prospectus refers to both of our partnership agreement and the Icahn Enterprises Holdings partnership agreement, unless otherwise indicated.

Removal of the General Partner

Subject to certain limitations on the exercise by unitholders of voting rights, the general partner may be removed by the written consent or affirmative vote of holders of depositary units owning more than 75% of the total number of all outstanding depositary units, voting as a class, then held by unitholders, including the general partner and its affiliates to the extent that they are holders of depositary units. Upon the removal of the general partner by holders of depositary units, the holders of depositary units will be obligated to elect a successor general partner and to continue the business of the partnership. At the election of the general partner, a successor general partner will be required, at the effective date of its admission as a general partner, to purchase Icahn Enterprises GP’s general partner interest directly from Icahn Enterprises GP for a price equal to its “fair market value,” as described below.

If Icahn Enterprises GP does not elect to sell its interest, the successor general partner will be required to contribute to the capital of Icahn Enterprises cash in an amount equal to  1/99th of the product of the number of depositary units outstanding immediately prior to the effective date of such successor general partner’s admission (but after giving effect to the conversion of Icahn Enterprises GP’s general partner interest into depositary units described below) and the average price at which the depositary units had been trading over the 20-day period immediately preceding the successor general partner’s admission. Thereafter, the successor general partner will be entitled to one percent (1%) of all partnership allocations and distributions.

If Icahn Enterprises GP chooses not to sell its percentage interest directly to a successor general partner, Icahn Enterprises GP’s general partner interest in Icahn Enterprises will be converted into depositary units, with the number of depositary units to be received to be based upon the “fair market value” of its general partner interest at the time of its removal and the average price at which the depositary units had been trading over the 20-day period preceding the effective date of Icahn Enterprises GP’s departure. In this regard, the “fair market value” of the departing general partner’s interest is the amount that would be distributable to Icahn Enterprises GP on account of the interest if Icahn Enterprises were to dispose of all of its assets in an orderly liquidation, commencing on the effective date of its removal at a price equal to the fair market value of those assets (discounted at the rate then payable on one-year U.S. Treasury obligations to the effective date of such removal to reflect the time reasonably anticipated to be necessary to consummate the sales), as agreed upon between Icahn Enterprises GP as the departing general partner and its successor, or, in the absence of an agreement, as determined by an independent appraiser.

Upon removal of Icahn Enterprises GP from the partnership, Icahn Enterprises GP also will be removed as general partner of Icahn Enterprises Holdings and its general partner interest in Icahn Enterprises Holdings will either be purchased by the successor general partner or converted into depositary units (in which case the successor shall also contribute to the capital of Icahn Enterprises Holdings) in the same manner as provided above with respect to the partnership.

The partnership agreement provides that, upon the departure of Icahn Enterprises GP and the conversion of its general partner interest in Icahn Enterprises to depositary units, Icahn Enterprises will, at the request of the departing general partner, file with the SEC up to three registration statements under the Securities Act of 1933, as amended (the “Securities Act”), registering the offer and sale of all or a portion of the depositary units owned by Icahn Enterprises GP, including those depositary units received upon conversion of its general partner interest in Icahn Enterprises and Icahn Enterprises Holdings. The cost of the first registration will be borne by Icahn Enterprises and the cost of any other such registration will be borne by Icahn Enterprises GP.

Withdrawal of the General Partner

The general partner may withdraw, but only if:

•	the withdrawal is with the consent of a majority interest;
•	Icahn Enterprises GP, with the consent of a majority interest, transfers all of its interest as general partner in the partnership;
•	the transferee consents to be bound by the partnership agreement and the transferee has the necessary legal authority to act as successor general partner of the partnership; and
•	Icahn Enterprises receives an opinion of counsel to the effect that a vote by the unitholders and the admission of a new general partner is in conformity with Delaware law, will not cause the loss of limited liability to the unitholders and will not cause Icahn Enterprises to be treated as an “association” taxable as a corporation for federal income tax purposes.

Notwithstanding the foregoing, Icahn Enterprises GP may, without the consent of the unitholders (to the extent permitted by law), transfer its interest as general partner in Icahn Enterprises to any person or entity that has, by merger, consolidation or otherwise, acquired all or substantially all of the assets or stock of Icahn Enterprises GP and continued its business, provided that such person or entity has a net worth no less than that of Icahn Enterprises GP and has accepted and agreed to be bound by the terms and conditions of the partnership agreement. The general partner also may mortgage, pledge, hypothecate or grant a security interest in its interest as general partner in Icahn Enterprises without the consent of unitholders.

Distributions

The general partner has the power and authority to retain or use partnership assets or revenues as, in the sole and absolute discretion of the general partner, may be required to satisfy the anticipated present and future cash needs of the partnership, whether for operations, expansion, investments, acquisitions or otherwise.

Subject to Section 17-607 of the Delaware Act and to the provision with respect to distributions upon liquidation or dissolution of the partnership, the general partner, in its sole and absolute discretion, may make such distribution from partnership assets or otherwise as it deems appropriate in its sole discretion, quarterly, annually or at any other time. Any distributions will be distributed to the general partner and the record holders in accordance with their respective percentage interests.

Distribution of proceeds on liquidation or dissolution of the partnership will be made: first to the payment of any debts and liabilities of the partnership that are then due and payable; next to the establishment of such reserves as the general partner deems reasonably necessary to provide for any future, contingent or unforeseen liabilities or obligations of the partnership; and next pro rata in accordance with and to the extent of the positive balances in the general partner’s and record holders’ respective capital accounts.

Allocations of Income and Loss

The Icahn Enterprises partnership agreement provides, in general, that all items of income, gain, loss and deduction are allocated to Icahn Enterprises GP and to the holders of depositary units in accordance with their respective percentage ownership in the partnership. Items allocated to the holders of depositary units are further allocated among them pro rata in accordance with the respective number of depositary units owned by each of them. The partnership’s income and gain, and loss and deduction, for federal income tax purposes will be computed on an annual basis and apportioned equally among the calendar months among the general partner and record holders of depositary units in accordance with their percentage interests as of the close of business on the last day of the month in which taxable income or losses are apportioned. The partnership’s gains and losses from capital transactions generally will be allocated among the general partner and record holders of depositary units in proportion to their percentage interests as of the close of business on the last day of the month in which such gains and losses occurred. However, if gain from a capital transaction is recognized by the partnership over more than one calendar year, gain recognized by the partnership in years subsequent to the year in which the capital transaction occurred shall be allocated in the same manner as income of the partnership is allocated.

Amendment of the Partnership Agreement
General

Amendments to the partnership agreement may be proposed either by the general partner or by unitholders owning at least 10% of the units outstanding. In order to adopt a proposed amendment, other than certain amendments discussed below, the general partner is required to seek written consent of the unitholders or call a meeting to consider and vote upon the proposed amendment. The general partner is not required to take further action with respect to any proposed amendment that, in the opinion of counsel, would be illegal under Delaware law if adopted. A proposed amendment will become effective only if approved by the general partner in writing and approved by a majority interest of unitholders, unless a greater percentage is required by law or the partnership agreement.

Amendments Adopted Solely by Icahn Enterprises GP

The general partner may amend the partnership agreement without the approval or consent of the limited partners to reflect:

•	any changes in our name or the location of our principal place of our business;
•	the admission, substitution, withdrawal or removal of partners in accordance with the partnership agreement;
•	an election to be bound by any successor statute to the Delaware Act;
•	any change that is necessary to qualify as a limited partnership or a partnership in which the limited partners have limited liability under the laws of any state or to ensure that we will not be treated as an association taxable as a corporation or otherwise taxed as an entity for federal income tax purposes;
•	any change that is necessary to qualify as a “real estate investment trust”;
•	any change (i) that is inconsequential and does not materially adversely affect unitholders; (ii) to cure any ambiguity or to correct any provision; (iii) to satisfy any federal or state agency or contained in any federal or state statute; (iv) to facilitate the trading of the depositary units or comply with any requirements of any securities exchange on which the depositary units are listed for trading; (v) in connection with any action permitted to be taken by Icahn Enterprises GP in the case of the loss of partnership status; or (vi) required or contemplated by the partnership agreement;
•	any change in any provision of the partnership agreement that requires any action to be taken by or on behalf of the general partner pursuant to the requirements of applicable Delaware law if the provisions of applicable Delaware law are revised so that the taking of such action is no longer required; or
•	any other amendments similar to the foregoing.
Prohibited Amendments

Notwithstanding the foregoing, unless approved by Icahn Enterprises GP in writing and, subject to limitations on the exercise by unitholders of voting rights, by all of the holders of depositary units, no amendment may be made to the partnership agreement if the amendment, in the opinion of counsel would result in the loss of the limited liability of unitholders or Icahn Enterprises as the sole limited partner of Icahn Enterprises Holdings or would cause Icahn Enterprises or Icahn Enterprises Holdings to be treated as an association taxable as a corporation for federal income tax purposes. In addition, no amendment to the partnership agreement may be made that would:

•	enlarge the obligations of the general partner or any unitholder or convert the interest of any unitholder into the interest of a general partner;
•	modify the expense reimbursement payable to the general partner and its affiliates pursuant to the partnership agreement or the fees and compensation payable to the general partner and its affiliates pursuant to the Icahn Enterprises Holdings partnership agreement;

•	modify the order and method for allocations of net income and net loss or distributions of net cash flow from operations without the consent of the general partner or the unitholders adversely affected; or
•	amend sections of the partnership agreement concerning amendments of the agreement without the consent of unitholders owning more than 95% of the total number of depositary units outstanding then held by all unitholders.
Issuance of Additional Securities

The partnership is authorized to issue additional depositary units or other securities from time to time to unitholders or additional investors without the consent or approval of unitholders. There is no limit to the number of depositary units or additional classes that may be issued. The board of directors of the general partner has the power, without any further action by the unitholders, to issue securities with such designations, preferences and relative, participating or other special rights, powers and duties, including rights, powers and duties senior to existing classes of depositary units or preferred units, if any.

Meetings; Voting Rights of Unitholders

Any action that is required or permitted to be taken by unitholders may be taken either at a meeting of the holders of depositary units or without a meeting if consents in writing setting forth the action so taken are signed by holders of depositary units owning not less than the minimum number of depositary units, or preferred units, if any, that would be necessary to authorize or take such action at a meeting. Meetings of the holders of depositary units may be called by the general partner or by unitholders owning at least 10% of the total depositary units outstanding then owned by all such unitholders. Holders of depositary units may vote either in person or by proxy at meetings.

The general partner manages and operates Icahn Enterprises. Unlike the holders of common stock in a corporation, holders of our outstanding depositary units have only limited voting rights on matters affecting our business. Holders of depositary units have no right to elect the general partner on an annual or other continuing basis, and the general partner generally may not be removed except pursuant to the vote of the holders of not less than 75% of the outstanding depositary units. In addition, removal of the general partner may result in a change of control under our existing debt securities. As a result, holders of depositary units have limited say in matters affecting our operations and others may find it difficult to attempt to gain control or influence our activities.

Each unitholder will have one vote for each depositary unit as to which the unitholder has been admitted as a unitholder. A subsequent transferee of depositary units who has not been admitted as a unitholder of record with respect to the depositary units will have no voting rights with respect to the depositary units, even if such subsequent transferee holds other depositary units as to which it has been admitted as a unitholder. The voting rights of a unitholder who transfers a depositary unit will terminate with respect to that depositary unit upon its transfer, whether or not the subsequent transferee is admitted as a unitholder of record with respect thereto. The partnership agreement does not provide for annual meetings of the unitholders.

Unitholders have the right to vote on the following matters and the actions specified therein may be taken by the general partner only with the affirmative vote, in person or by proxy, of a majority interest (except that a higher vote is required for (i) certain amendments to the partnership agreement discussed above, (ii) the removal of the general partner and (iii) the continuation of Icahn Enterprises after certain events that would otherwise cause dissolution) and with a separate concurrence of Icahn Enterprises GP;

•	the amendment of the partnership agreement, except for those amendments that may be made without unitholder approval as discussed above;
•	the dissolution of Icahn Enterprises;
•	the election of a liquidating trustee;

•	the approval or disapproval of any merger or consolidation of Icahn Enterprises; provided, however that no approval is required with respect to any such transaction which, in the sole and absolute discretion of the general partner, (A) is primarily for the purpose of acquiring properties or assets, (B) combines the ongoing business operations of the entities with Icahn Enterprises as the surviving entity, or (C) is between Icahn Enterprises and Icahn Enterprises Holdings;
•	the approval or disapproval of a sale or other disposition (except upon dissolution and liquidation) of all or substantially all of our assets;
•	the transfer of the general partner’s partner interest;
•	the withdrawal of Icahn Enterprises GP as the general partner;
•	the election of a successor general partner;
•	the removal of the general partner;
•	the election to reconstitute and continue the business rather than dissolve; and
•	to consent to certain proposals submitted for the approval of the limited partners of Icahn Enterprises Holdings.

As of April 18, 2013, affiliates of Mr. Icahn owned 99,213,831 of our depositary units that represented approximately 90.6% of our outstanding depositary units. As a result of these holdings, Mr. Icahn can exercise effective control over substantially all matters subject to unitholder consent or approval. Mr. Icahn’s interests may differ from the interests of other unitholders.

Restriction on Short-Form Mergers

Neither the general partner nor its affiliates will cause the partnership (in the event that the Delaware Act is amended to permit partnerships to engage in short-form merger transactions), or any successor entity of the partnership, whether in its current form as a limited partnership or as converted to or succeeded by a corporation or other form of business association, to effect a merger or other business combination (in the event that such short-form merger statute applies to other business combinations) of the partnership or such successor, in each case pursuant to Section 253 of the General Corporation Law of Delaware, or any successor statute, or any similar short-form merger statute under the laws of Delaware or any other jurisdiction. This provision does not apply to any other merger or business combination transaction. In addition, no amendment to this provision is permitted without a unanimous vote of the record holders, unless the amendment has been approved by the audit committee, in which event only a majority interest, as defined, is required for approval of the amendment.

Liability of General Partner and Unitholders

The general partner will be liable for all general obligations of the partnership to the extent not paid by the partnership. The general partner will not, however, be liable for the nonrecourse obligations of the partnership. Assuming that a unitholder does not take part in the control of the business of Icahn Enterprises and otherwise acts in conformity with the provisions of the partnership agreement, the liability of the unitholder will, under the Delaware Act, be limited, subject to certain possible exceptions, generally to the amount contributed by the unitholder or the unitholder’s predecessor in interest to the capital of the partnership, plus the unitholder’s share of any undistributed partnership income, profits or property. However, under the Delaware Act, a unitholder who receives a distribution from Icahn Enterprises that is made in violation of the Delaware Act and who knew at the time of the distribution that the distribution was improper, is liable to Icahn Enterprises for the amount of the distribution. Such liability or liability under other applicable Delaware law (such as the law of fraudulent conveyances) ceases after expiration of three years from the date of the applicable distribution.

Under the Delaware Act, a partnership is prohibited from making a distribution to a partner to the extent that at the time of the distribution, after giving effect to the distribution, all liabilities of the partnership, other than liabilities to partners on account of their partner interests and liabilities for which the recourse of creditors is limited to specified property of the partnership, exceed the fair value of the assets of the partnership (except that fair value of property that is subject to a liability for which the recourse of creditors is limited is included in the assets of the partnership only to the extent that the fair value of the property exceeds that liability). An assignee of a limited partner who becomes a substituted limited partner does not, under the Delaware Act, become liable for any obligation of the assignor to restore prior distributions.

Reimbursement of Expenses

The partnership agreement requires us to reimburse the general partner for expenses it reasonably incurs or payments it makes on our behalf and all other expenses allocable to us or otherwise incurred by the general partner in connection with conducting our business, including without limitation, salaries and rent. Such allocations are subject to periodic review by our audit committee.

Books and Reports

The general partner is required to keep complete and accurate books with respect to the partnership’s business at the principal office of the partnership. The books are maintained for financial accounting purposes on the accrual basis, in accordance with generally accepted accounting principles. The fiscal year of Icahn Enterprises is the calendar year.

Unitholders will be entitled to have access to Icahn Enterprises books and certain other records at reasonable times upon reasonable notice to the general partner, subject to certain limitations including those intended to protect confidential business information.

The general partner will furnish to each unitholder, within 120 days after the close of each fiscal year, reports containing certain financial statements of Icahn Enterprises for the fiscal year, including a balance sheet and statements of income, unitholders’ equity and changes in financial position, which will be audited by a nationally recognized firm of independent certified public accountants. Within 90 days after the close of each taxable year, Icahn Enterprises will use its best efforts to furnish to each unitholder as of the last day of any month during such taxable year such information as may be required by the unitholders for the preparation of their individual federal, state and local tax returns. This information will be furnished in summary form so that certain complex calculations normally required can be avoided. The partnership’s ability to furnish such summary information may depend on the cooperation of unitholders in supplying certain information to the partnership.

Power of Attorney

Pursuant to the Icahn Enterprises’ partnership agreement, each unitholder of record appoints Icahn Enterprises GP and each of Icahn Enterprises GP’s authorized officers as the unitholder’s or substituted unitholder’s attorney-in-fact:

•	to enter into the depositary agreement and deposit the depositary units of the unitholder or substituted unitholder in the deposit account established by the depositary and admit the holders of depositary units and preferred units as limited partners in Icahn Enterprises, and
•	to make, execute, file and/or record:
•	instruments with respect to any amendment of the partnership agreement;
•	conveyances and other instruments and documents with respect to the dissolution, termination and liquidation of Icahn Enterprises pursuant to the terms of the partnership agreement;
•	financing statements or other documents necessary to grant or perfect a security interest, mortgage, pledge or lien on all or any of the assets of the partnership;
•	instruments or papers required to continue the business of Icahn Enterprises pursuant to the partnership agreement;
•	instruments relating to the admission of substituted limited partners in the partnership; and
•	all other instruments deemed necessary or appropriate to carry out the provisions of the partnership agreement.

The power of attorney is irrevocable, will survive the subsequent death, incompetency, dissolution, disability, incapacity, bankruptcy or termination of the granting unitholder, and will extend to such unitholder’s heirs, successors and assigns.

Death, Bankruptcy or Incompetency of a Unitholder

The death, bankruptcy or adjudication of incompetency of a unitholder will not dissolve the partnership. In such event, the legal representatives of the unitholder will have all the rights of a unitholder for the purpose of settling or managing the estate and such power as the deceased, bankruptcy or incompetent unitholder possessed to assess, sell or transfer any part of his interest. The transfer of depositary units and preferred units by the legal representative to any person or entity is subject to all of the restrictions to which such transfer would have been subject if it had been made by the deceased, bankrupt or incompetent unitholder.

Termination, Dissolution and Liquidation

The partnership will continue until December 31, 2085, unless sooner dissolved or terminated and its assets liquidated upon the occurrence of the earliest of:

•	the withdrawal, removal or bankruptcy of the general partner (subject to the right of the unitholders to reconstitute and continue the business of Icahn Enterprises by written agreement of a majority interest and designation by them of a successor general partner within 90 days);
•	the written consent or affirmative vote of a majority interest, with the approval of the general partner, to dissolve and terminate the partnership;
•	the sale or other disposition of all or substantially all of the assets of the partnership;
•	the partnership’s insolvency or bankruptcy; or
•	any other event causing or requiring a dissolution under the Delaware Act.

The unitholders’ right to continue Icahn Enterprises described above is subject to the receipt of an opinion of counsel to the effect that the continuation and the selection of a successor general partner will not result in the loss of limited liability of the unitholders and will not cause Icahn Enterprises to be treated as an association taxable as a corporation for federal income tax purposes. Upon dissolution, the general partner or other entity or person authorized to wind up the affairs of Icahn Enterprises will proceed to liquidate the assets of Icahn Enterprises and apply the proceeds of liquidation in the order of priority set forth in the partnership agreement.

Business Opportunities

The partnership agreement provides that the general partner and its affiliates are permitted to have other business interests and may engage in other business ventures of any nature whatsoever, and may compete directly or indirectly with our business. Mr. Icahn and his affiliates currently invest in assets that may be similar to those in which we may invest and Mr. Icahn and his affiliates intend to continue to do so. We do not have any right to participate therein or receive or share in any income or profits derived therefrom.

DESCRIPTION OF DEBT SECURITIES

We may issue senior debt securities or subordinated debt securities under one or more separate indentures between us and Wilmington Trust, National Association, as trustee, or as otherwise named in an applicable supplement to this prospectus. Following the execution of any indenture, the indenture will be filed with the SEC and incorporated by reference in the registration statement of which this prospectus is a part. Any series of non-convertible debt securities issued by Icahn Enterprises Finance (either as a co-issuer with Icahn Enterprises or as sole issuer) will be guaranteed by its parent, Icahn Enterprises, and such guarantees will be full and unconditional, as defined in Rule 3-10 of Regulation S-X, of the payment obligations on the securities being registered.

The following summary describes certain material terms and provisions of our debt securities. When we offer to sell a particular series of debt securities, we will describe the specific terms of the series in the applicable supplement to this prospectus. You should read the applicable indenture for more details regarding the provisions of particular debt securities.

General

The debt securities will be our direct obligations, which may be either senior debt securities or subordinated debt securities. The debt securities will be issued under one or more indentures. Senior securities and subordinated securities may be issued pursuant to separate indentures, in each case between us and a trustee, which may be the same indenture trustee, subject to such amendments or supplements as may be adopted from time to time. The senior indenture and the subordinated indenture, as amended or supplemented from time to time, are sometimes hereinafter referred to collectively as the “indentures.” The indentures will be subject to and governed by the Trust Indenture Act of 1939, as amended. The statements made under this heading relating to the debt securities and the indentures are summaries of their provisions, do not purport to be complete and are qualified in their entirety by reference to the indentures and the debt securities.

Terms

The indebtedness represented by the senior securities will rank equally with all our other unsecured and unsubordinated indebtedness. The indebtedness represented by subordinated securities will be subordinated in right of payment to the prior payment in full of our senior securities. The particular terms of the debt securities offered by us will be described in one or more supplements to this prospectus, along with any applicable federal income tax considerations unique to such debt securities. Accordingly, for a description of the terms of any series of debt securities, reference must be made to both the prospectus supplement relating to that series and the description of the debt securities set forth in this prospectus.

Except as set forth in any prospectus supplement, our debt securities may be issued without limits as to aggregate principal amount, in one or more series, in each case as established from time to time by us or as set forth in the applicable indenture or in one or more supplemental indentures. All debt securities of one series need not be issued at the same time and, unless otherwise provided, a series may be reopened, without the consent of the holders of the debt securities of that series, for issuance of additional debt securities of that series.

Any indenture trustee under an indenture may resign or be removed with respect to one or more series of debt securities and a successor indenture trustee may be appointed to act with respect to such series.

The following sets forth certain general terms and provisions of the indentures and the debt securities. The prospectus supplement relating to the series of debt securities being offered will contain further terms of those debt securities, including the following specific terms:

•	the title of the debt securities and whether the debt securities are secured, unsecured, senior securities or subordinated securities;
•	the aggregate principal amount of the debt securities and any limit on such aggregate principal amount;

•	the price (expressed as a percentage of the principal amount of the series) at which the debt securities will be issued and, if other than the principal amount of the debt securities, the portion of the principal amount of the debt securities payable upon declaration of the maturity of the debt securities, or (if applicable) the portion of the principal amount of the debt securities that is convertible into depositary units or preferred units, or the method by which any such portion shall be determined;
•	if convertible, the terms on which such debt securities are convertible, including the initial conversion price or rate and the conversion period and any applicable limitations on the ownership or transferability of the common units or preferred units receivable on conversion;
•	the date or dates, or the method for determining the date or dates, on which the principal of the debt securities will be payable;
•	the rate or rates (which may be fixed or variable), or the method by which the rate or rates shall be determined, at which the debt securities will bear interest, if any;
•	the date or dates, or the method for determining the date or dates, from which any interest will accrue, the dates on which any interest will be payable, the record dates for interest payment dates, or the method by which the record dates shall be determined, the persons to whom interest shall be payable, and the basis upon which interest shall be calculated if other than that of a 360-day year of twelve 30-day months;
•	the place or places where the principal of (and premium, if any) and interest, if any, on the debt securities will be payable, where the debt securities may be surrendered for conversion or registration of transfer or exchange and where notices or demands to or upon us with respect to the debt securities and the applicable indenture may be served;
•	the period or periods, if any, within which, the price or prices at which and the other terms and conditions upon which the debt securities may, pursuant to any optional or mandatory redemption provisions, be redeemed, as a whole or in part, at our option;
•	our obligation, if any, to redeem, repay or purchase the debt securities pursuant to any sinking fund or analogous provision or at the option of a holder of the debt securities, and the period or periods within which, the price or prices at which and the other terms and conditions upon which the debt securities will be redeemed, repaid or purchased, as a whole or in part, pursuant to such obligation;
•	if other than U.S. dollars, the currency or currencies in which such debt securities are denominated and payable, which may be a foreign currency or units of two or more foreign currencies or a composite currency or currencies, and the terms and conditions relating thereto;
•	whether the amount of payments of principal of (and premium, if any) or interest, if any, on such debt securities may be determined with reference to an index, formula or other method (which index, formula or method may, but need not, be based on a currency, currencies, currency unit or units, or composite currency or currencies) and the manner in which such amounts shall be determined;
•	whether the debt securities will be issued in certificated or book-entry form and, if so, the identity of the depositary for such securities;
•	whether such debt securities will be in registered or bearer form or both and, if in registered form, the denominations thereof if other than $1,000 and any integral multiple thereof and, if in bearer form, the denominations thereof and terms and conditions relating thereto;
•	the applicability, if any, of the defeasance and covenant defeasance provisions described in this prospectus or set forth in the applicable prospectus supplement and indenture, or any modification thereof;

•	whether and under what circumstances we will pay any additional amounts on the debt securities in respect of any tax, assessment or governmental charge and, if so, whether we will have the option to redeem the debt securities in lieu of making such payment;
•	any deletions from, modifications of or additions to the events of default or our covenants, to the extent different from those described in this prospectus, and any change in the right of any trustee or any of the holders to declare the principal amount of any debt securities due and payable;
•	the provisions, if any, relating to the security provided for the debt securities; and
•	any other terms of the debt securities not inconsistent with the provisions of the applicable indenture.

If so provided in the applicable prospectus supplement, our debt securities may be issued at a discount below their principal amount and provide for less than their entire principal amount to be payable upon declaration of acceleration of the maturity of the debt securities original issue discount securities. In such cases, any special U.S. federal income tax, accounting and other considerations applicable securities will be described in the applicable prospectus supplement.

Except as may be set forth in any prospectus supplement, neither our debt securities nor the applicable indenture will contain any provisions that would limit our ability to incur indebtedness or that would afford holders of our debt securities protection in the event of a highly leveraged or similar transaction involving us or in the event of a change of control, regardless of whether the indebtedness, transaction or change of control is initiated or supported by us, any of our affiliates or any other party.

Reference is made to the applicable prospectus supplement for information with respect to any deletions from, modifications of, or additions to, the events of default or covenants that are described below, including any addition of a covenant or other provision providing event risk or similar protection.

Denomination, Interest, Registration and Transfer

Unless otherwise described in the applicable prospectus supplement, our debt securities of any series will be issuable in denominations of $1,000 and integral multiples thereof.

Unless otherwise specified in the applicable prospectus supplement, the principal of (and applicable premium, if any) and interest on any series of debt securities will be payable at the corporate trust office of the applicable indenture trustee, except, that, at our option, payment of interest may be made by check mailed to the address of the person entitled to payment of interest as it appears in the applicable register for the debt securities.

Our debt securities of any series will be exchangeable for any authorized denomination of other debt securities of the same series and of a like aggregate principal amount and tenor upon surrender of the debt securities at the corporate trust office of the applicable indenture trustee or at the office of any registrar designated by us for such purpose. In addition, subject to certain limitations imposed upon debt securities issued in book-entry form, our debt securities of any series may be surrendered for conversion or registration of transfer or exchange thereof at the corporate trust office of the applicable indenture trustee or at the office of any registrar designated by us for such purpose. Every debt security surrendered for conversion, registration of transfer or exchange must be duly endorsed or accompanied by a written instrument of transfer, and the person requesting such action must provide evidence of title and identity satisfactory to the applicable indenture trustee or registrar. Except as may be set forth in any prospectus supplement, no service charge will be made for any registration of transfer or exchange of any debt securities, but we may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection with the registration of any transfer or exchange. If the applicable prospectus supplement refers to any registrar (in addition to the applicable indenture trustee) initially designated by us with respect to any series of debt securities, we may at any time rescind the designation of any such registrar or approve a change in the location through which any registrar acts, except that we will be required to maintain a transfer agent in each place of payment for such series.

We may at any time designate additional registrars with respect to any series of debt securities.

Neither we nor any indenture trustee shall be required (1) to issue, register the transfer of or exchange debt securities of any series during a period beginning at the opening of business 15 days before the day of the delivery of a notice of redemption of any debt securities that may be selected for redemption and ending at the close of business on the day of the delivery or (2) to register the transfer of or exchange any debt security, or portion of the debt security, selected for redemption, in whole or in part, except the unredeemed portion of any debt security being redeemed in part.

Merger, Consolidation or Sale of Assets

The applicable indenture will provide that we may, without the consent of the holders of any outstanding debt securities, consolidate with, or sell, lease or convey all or substantially all of our or its assets to, or merge with or into, any other entity provided that (a) either we shall be the continuing entity, or the successor entity (if other than our company) formed by or resulting from any such consolidation or merger or which shall have received the transfer of such assets, is organized under the laws of any domestic jurisdiction and assumes our obligations to pay principal of (and premium, if any) and interest on all of the debt securities and the due and punctual performance and observance of all of the covenants and conditions contained in the indenture; (b) immediately after the transaction, no event of default under the applicable indenture, and no event which, after notice or the lapse of time, or both, would become an event of default, exists; and (c) an officers’ certificate and legal opinion covering these conditions shall be delivered to the applicable indenture trustee.

Unless otherwise provided in the applicable indenture and set forth in the applicable prospectus supplement, the applicable indenture will provide that will not apply or be required to be complied with in connection with any merger or consolidation or sale, assignment, transfer, conveyance of all or substantially all of our assets to a wholly owned subsidiary, provided that if we are not the surviving entity of the transaction, the surviving entity complies with clause (a).

Covenants

Covenants with respect to any series of debt securities will be set forth in the applicable prospectus supplement.

Subordination of Subordinated Debt Securities

Unless the prospectus supplement indicates otherwise, the following provisions will apply to the subordinated debt securities. To the extent we issue subordinated debt securities, they will also be contractually subordinated to any senior debt securities or other senior indebtedness that we may issue. The indebtedness underlying the subordinated debt securities will be payable only if all payments due under our senior indebtedness, including any outstanding senior debt securities, have been made. If we distribute our assets to creditors upon any dissolution, winding-up, liquidation or reorganization or in bankruptcy, insolvency, receivership or similar proceedings, we must first pay all amounts due or to become due on all senior indebtedness before we pay the principal of, or any premium or interest on, the subordinated debt securities. In the event the subordinated debt securities are accelerated because of any event of default, we may not make any payment on the subordinated debt securities until either we have paid all senior indebtedness or the acceleration is rescinded.

If we experience a bankruptcy, dissolution or reorganization, holders of senior indebtedness may receive more, ratably, and holders of subordinated debt securities may receive less, ratably, than our other creditors.

Events of Default, Notice and Waiver

Unless otherwise set forth in the applicable prospectus supplement, each indenture will provide that the following events are “Events of Default” with respect to any series of debt securities:

(1)	default for 30 days in the payment of any installment of interest on any debt security of that series;
(2)	default in the payment of principal of (or premium, if any, on) any debt security of the series at its maturity upon redemption or otherwise;
(3)	default in the performance or breach of any other covenant contained in the indenture (other than a covenant added to the indenture solely for the benefit of a series of debt securities issued under the indenture other than such series), continued for 60 days after written notice as provided in the applicable Indenture has been given;

(4)	certain events of bankruptcy, insolvency or reorganization, or court appointment of a receiver, liquidator or trustee of our company or any guarantor that is a significant subsidiary, as defined; and
(5)	any other event of default provided with respect to a particular series of debt securities.

If an event of default under any indenture with respect to debt securities of any series at the time outstanding occurs and is continuing, then in every such case the applicable indenture trustee or the holders of not less than 25% in principal amount of the debt securities of that series will have the right to declare the principal amount (or, if the debt securities of that series are original issue discount securities or indexed securities, such portion of the principal amount as may be specified in the terms of those debt securities) of all the debt securities of that series to be due and payable immediately by written notice thereof to us (and to the applicable indenture trustee if given by the holders). However, at any time after such a declaration of acceleration with respect to debt securities of any series (or of all debt securities then outstanding under any indenture, as the case may be) has been made, but before a judgment or decree for payment of the money due has been obtained by the applicable indenture trustee, the holders of not less than a majority in principal amount of outstanding debt securities of that series (or of all debt securities then outstanding under the applicable indenture, as the case may be) may rescind and annul the declaration and its consequences. The indentures also will provide that the holders of not less than a majority in principal amount of the outstanding debt securities of any series (or of all debt securities then outstanding under the applicable indenture, as the case may be) may waive any past default with respect to that series and its consequences, except a default in the payment of the principal of (or premium, if any) or interest on any debt security of that series.

The indentures will require each indenture trustee to give notice to the holders of debt securities within 90 days of a default under the applicable indenture unless the default shall have been cured or waived; provided, however, that the indenture trustee may withhold notice to the holders of any series of debt securities of any default with respect to the series if specified responsible officers of such indenture trustee consider withholding of notice to be in the interest of the holders.

Except as may be set forth in any prospectus supplement, each indenture will provide that no holder of debt securities of any series may institute any proceeding, judicial or otherwise, with respect to such indenture or for any remedy under it, except in the case of failure of the applicable indenture trustee, for 60 days, to act after it has received a written request to institute proceedings in respect of an event of default from the holders of not less than 25% in principal amount of the outstanding debt securities of that series, as well as an offer of indemnity reasonably satisfactory to it. This provision will not prevent, however, any holder of debt securities from instituting suit for the enforcement of payment of the principal of (and premium, if any) and interest on the debt securities at the respective due dates thereof.

The indentures will provide that, subject to provisions in each indenture relating to its duties in case of default, an indenture trustee will be under no obligation to exercise any of its rights or powers under an indenture at the request or direction of any holders of any series of debt securities then outstanding under that indenture, unless the holders shall have offered to the indenture trustee under that indenture reasonable security or indemnity. The holders of not less than a majority in principal amount of the outstanding debt securities of any series (or of all debt securities then outstanding under an indenture, as the case may be) shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the applicable indenture trustee, or of exercising any trust or power conferred upon the indenture trustee. However, an indenture trustee may refuse to follow any direction which is in conflict with any law or the applicable indenture, which may involve the indenture trustee in personal liability or which may be unduly prejudicial to the holders of debt securities of such series not joining therein.

Within 90 days after the close of each fiscal year, we will be required to deliver to each indenture trustee a certificate, signed by one of several of our specified officers, stating whether or not the officer has knowledge of any default under the applicable indenture and, if so, specifying each default and the nature and status of the default.

Modification of the Indentures

Except as may be set forth in any prospectus supplement, modifications and amendments of an indenture will be permitted to be made only with the consent of the holders of not less than a majority in principal amount of all outstanding debt securities issued under the indenture affected by the modification or amendment; provided, however, that no modification or amendment may, without the consent of the holder of each debt security affected thereby,

(1)	change the stated maturity of the principal of, or any installment of interest (or premium, if any) on, any the debt security;
(2)	reduce the principal amount of, or the rate or amount of interest on, or any premium payable on redemption of, any such debt security, or reduce the amount of principal of an original issue discount security that would be due and payable upon declaration of acceleration of its maturity or would be provable in bankruptcy, or adversely affect any right of repayment of the holder of any such debt security;
(3)	change the coin or currency for payment of principal of, premium, if any, or interest on any the debt security; or
(4)	modify any of the foregoing provisions or any of the provisions relating to the waiver of certain past defaults or certain covenants.

The holders of a majority in aggregate principal amount of the outstanding debt securities of each series may, on behalf of all holders of debt securities of that series, waive, insofar as that series is concerned, compliance by us with certain restrictive covenants of the applicable indenture.

Modifications and amendments of an indenture will be permitted to be made by us and the respective indenture trustee without the consent of any holder of debt securities for any of the following purposes:

(1)	to evidence the succession of another person to our company as obligor under the indenture;
(2)	to add to the covenants of our company for the benefit of the holders of all or any series of debt securities or to surrender any right or power conferred upon us in such indenture;
(3)	to add or change any provisions of an indenture to facilitate the issuance of, or to liberalize certain terms of, debt securities in bearer form, or to permit or facilitate the issuance of debt securities in uncertificated form; provided that the action shall not adversely affect the interest of the holders of the debt securities of any series in any material respect;
(4)	to change or eliminate any provisions of an indenture; provided that any such change or elimination shall be effective only when there are no debt securities outstanding of any series created prior thereto which are entitled to the benefit of such provision;
(5)	to provide for the acceptance of appointment by a successor indenture trustee or facilitate the administration of the trusts under an indenture by more than one indenture trustee;
(6)	to cure any ambiguity, defect or inconsistency in an indenture; or
(7)	to supplement any of the provisions of an indenture;

The indentures will provide that, in determining whether the holders of the requisite principal amount of outstanding debt securities of a series have given any request, demand, authorization, direction, notice, consent or waiver under the applicable indenture or whether a quorum is present at a meeting of holders of debt securities, the principal amount of an original issue discount security that shall be deemed to be outstanding shall be the amount of principal that would be due and payable as of the date of the determination upon declaration of acceleration of the maturity of the original discount issue security pursuant to the indenture.

Unless otherwise set forth in the applicable prospectus supplement, we will be permitted, at our option, to discharge certain obligations to holders of any series of debt securities issued under any indenture that have not already been delivered to the applicable indenture trustee for cancellation and that either have become due and payable or will become due and payable within one year (or scheduled for redemption within one year) by irrevocably depositing with the applicable indenture trustee, in trust, funds in the currency or currencies, currency unit or units or composite currency or currencies in which the debt securities are payable in an amount sufficient to pay the entire indebtedness on the debt securities with respect to principal (and premium, if any) and interest to the date of the deposit (if such debt securities have become due and payable) or to the stated maturity or redemption date, as the case may be.

Unless otherwise indicated in the applicable prospectus supplement, the indentures will provide that we may elect either

(1)	to defease and be discharged from any and all obligations with respect to such debt securities, or
(2)	to be released from our obligations with respect to covenants under the applicable indenture.

In either case upon the irrevocable deposit by us with the applicable indenture trustee, in trust, of an amount sufficient to pay the principal of (and premium, if any) and interest on the debt securities on the stated maturity or on the applicable redemption date.

Such a trust will only be permitted to be established if, among other things, we have delivered to the applicable indenture trustee an opinion of counsel (as specified in the applicable indenture) and to the effect that the holders of the outstanding debt securities will not recognize income, gain or loss for federal income tax purposes as a result of such defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance had not occurred. In the event of defeasance, the holders of debt securities would thereafter be able to look only to the trust fund for payment of principal (and premium, if any) and interest.

The applicable prospectus supplement may further describe the provisions, if any, permitting such defeasance or covenant defeasance, including any modifications to the provisions described above, with respect to the debt securities of or within a particular series.

Conversion Rights

The terms and conditions, if any, upon which the debt securities are convertible into depositary units or preferred units will be set forth in the applicable prospectus supplement relating thereto. Such terms will include whether such debt securities are convertible into depositary units or preferred units, the conversion price (or manner of calculation thereof), the conversion period, provisions as to whether conversion will be at our option or the option of the holders, the events requiring an adjustment of the conversion price and provisions affecting conversion in the event of the redemption of such debt securities and any restrictions on conversion. Any convertible debt securities that may be offered shall be issued solely by Icahn Enterprises and not by Icahn Enterprises Finance, and the prospectus supplement relating to the series of such convertible debt securities will contain such provision.

Payment

Unless otherwise set forth in the applicable prospectus supplement, the principal of (and applicable premium, if any) and interest on any series of debt securities will be payable at the corporate trust office of the indenture trustee, the address of which will be stated in the applicable prospectus supplement; provided that, at our option payment of interest may be made by check mailed to the address of the person entitled thereto as it appears in the applicable register for such debt securities or by wire transfer of funds to such person at an account maintained within the United States.

All moneys paid by us to a paying agent or an indenture trustee for the payment of the principal of or any premium or interest on any debt security which remain unclaimed at the end of one year after such principal, premium or interest has become due and payable will be repaid to us, and the holder of such debt security thereafter may look only to us for payment thereof.

Global Securities

The debt securities of a series may be issued in whole or in part in the form of one or more global securities that will be deposited with, or on behalf of, a depositary identified in the applicable prospectus supplement relating to such series. Global securities may be issued in either registered or bearer form and in either temporary or permanent form. The specific terms of the depositary arrangement with respect to a series of debt securities will be described in the applicable prospectus supplement relating to such series.

DESCRIPTION OF WARRANTS

General Description of Warrants

We may issue warrants for the purchase of depositary units, preferred units or debt securities. Warrants may be issued independently or together with other securities and may be attached to or separate from any offered securities. Each series of warrants will be issued under a separate warrant agreement to be entered into between us and a bank or trust company, as warrant agent. The warrant agent will act solely as our agent in connection with the warrants and will not have any obligation or relationship of agency or trust for or with any holders or beneficial owners of warrants. A copy of the warrant agreement will be filed with the SEC in connection with the offering of warrants.

Depositary Unit Warrants and Preferred Unit Warrants

The prospectus supplement relating to a particular issue of warrants to purchase depositary units or preferred units will describe the terms of the depositary unit or preferred unit warrants, including, among other things, the following:

•	the title of the warrants;
•	the offering price for the warrants, if any;
•	the aggregate number of the warrants;
•	the designation and terms of the depositary units or preferred units that maybe purchased upon exercise of the warrants;
•	if applicable, the designation and terms of the securities that the warrants are issued with and the number of warrants issued with each security;
•	if applicable, the date from and after which the warrants and any securities issued with the warrants will be separately transferable;
•	the number of depositary units or preferred units that may be purchased upon exercise of a warrant and the price at which such securities may be purchased upon exercise;
•	the dates on which the right to exercise the warrants commence and expire;
•	if applicable, the minimum or maximum amount of the warrants that may be exercised at any one time;
•	whether the warrants will be certificated and whether the warrants represented by warrant certificates or the depositary units or preferred units that may be issued upon exercise of the warrants will be issued in registered or bearer form;
•	information relating to book-entry procedures, if any;
•	the currency or currency units in which the offering price, if any, and the exercise price are payable;
•	if applicable, a discussion of material United States federal income tax considerations;
•	anti-dilution provisions of the warrants, if any;
•	redemption or call provisions, if any, applicable to the warrants;
•	any additional terms of the warrants, including terms, procedures, and limitations relating to the exchange and exercise of the warrants; and
•	any other information we think is important about the warrants.
Debt Warrants

The prospectus supplement relating to a particular issue of warrants to purchase debt securities will describe the terms of those warrants, including, among other things, the following:

•	the title of the warrants;
•	the offering price for the warrants, if any;

•	the aggregate number of the warrants;
•	the designation and terms of the debt securities that may be purchased upon exercise of the warrant;
•	if applicable, the designation and terms of the debt securities that the warrants are issued with and the number of warrants issued with each debt security;
•	if applicable, the date from and after which the warrants and any debt securities issued with them will be separately transferable;
•	the principal amount of debt securities that may be purchased upon exercise of a warrant and the price at which the debt securities may be purchased upon exercise;
•	the dates on which the right to exercise the warrants will commence and expire;
•	if applicable, the minimum or maximum amount of the warrants that may be exercised at any one time;
•	whether the warrants will be certificated and whether the warrants represented by warrant certificates or the debt securities that may be issued upon exercise of the warrants will be issued in registered or bearer form;
•	information relating to book-entry procedures, if any;
•	the currency or currency units in which the offering price, if any, and the exercise price are payable;
•	if applicable, a discussion of material United States federal income tax considerations;
•	anti-dilution provisions of the warrants, if any;
•	redemption or call provisions, if any, applicable to the warrants;
•	any additional terms of the warrants, including terms, procedures and limitations relating to the exchange and exercise of the warrants; and
•	any other information we think is important about the warrants.
Exercise of Warrants

Each warrant will entitle the holder of the warrant to purchase at the exercise price set forth in the applicable prospectus supplement the number of depositary units or preferred units or principal amount of debt securities being offered. Holders may exercise warrants at any time up to the close of business on the expiration date set forth in the applicable prospectus supplement. After the close of business on the expiration date, unexercised warrants are void. Holders may exercise warrants as set forth in the prospectus supplement relating to the warrants being offered.

Until you exercise your warrants to purchase our depositary units, preferred units or debt securities, you will not have any rights as a holder of depositary units, preferred units or debt securities, as the case may be, by virtue of your ownership of warrants.

DESCRIPTION OF RIGHTS

We may issue rights to purchase depositary units, preferred units or debt securites. These rights may be issued independently or together with any other security offered hereby and may or may not be transferable by the unitholder receiving the rights in such offering. In connection with any offering of such rights, we may enter into a standby arrangement with one or more underwriters or other purchasers pursuant to which the underwriters or other purchasers may be required to purchase any securities remaining unsubscribed for after such offering.

We will describe in the applicable prospectus supplement the terms and conditions of the issue of rights being offered, the rights agreement relating to the rights and the rights certificates representing the rights, including, as applicable:

•	the title of the rights;
•	the date of determining the unitholders entitled to the rights distribution;
•	the title, aggregate number of depositary units or preferred units purchasable upon exercise of the rights;
•	the exercise price;
•	the aggregate number of rights issued;
•	the date, if any, on and after which the rights will be separately transferable;
•	the date on which the right to exercise the rights will commence and the date on which the right will expire; and
•	any other terms of the rights, including terms, procedures and limitations relating to the distribution, exchange and exercise of the rights.

Each right will entitle the holder of rights to purchase for cash the principal amount of depositary units or preferred units at the exercise price provided in the applicable prospectus supplement. Rights may be exercised at any time up to the close of business on the expiration date for the rights provided in the applicable prospectus supplement. After the close of business on the expiration date, all unexercised rights will be void.

Holders may exercise rights as described in the applicable prospectus supplement. Upon receipt of payment and the rights certificate properly completed and duly executed at the corporate trust office of the rights agent or any other office indicated in the prospectus supplement, we will, as soon as practicable, forward the depositary units or preferred units purchasable upon exercise of the rights. If less than all of the rights issued in any rights offering are exercised, we may offer any unsubscribed securities directly to persons other than stockholders, to or through agents, underwriters or dealers or through a combination of such methods, including pursuant to standby underwriting arrangements, as described in the applicable prospectus supplement.

DESCRIPTION OF UNITS

As specified in the applicable prospectus supplement, we may issue units consisting of one or more depositary units, preferred units, debt securities, warrants or rights or any combination of such securities. The prospectus supplement will describe:

•	the terms of the units and of the depositary units, preferred units, debt securities, warrants or rights comprising the units, including whether and under what circumstances the securities comprising the units may be traded separately;
•	a description of the terms of any unit agreement governing the units; and
•	a description of the provisions for the payment, settlement, transfer or exchange or the units.

This summary of certain general terms of units and any summary description of units in the applicable prospectus supplement do not purport to be complete and are qualified in their entirety by reference to all provisions of the applicable unit agreement, if any, and, if applicable, collateral arrangements and depositary arrangements relating to such units. The forms of the unit agreement, if any, and other documents relating to a particular issue of units will be filed with the SEC each time we issue units, and you should read those documents for provisions that may be important to you.

PLAN OF DISTRIBUTION

We may sell our securities in or outside the United States to or through underwriters or dealers, through agents or directly to one or more investors. The applicable supplement to this prospectus with respect to our securities, will set forth the terms of the offering of our securities, including the name or names of any underwriters, dealers or agents, the public offering price, any underwriting discounts and other items constituting underwriter compensation, any discounts or concessions allowed or reallowed or paid to dealers, and any securities exchanges on which the securities may be listed.

Our securities may be sold directly by us or through agents designated by us from time to time at fixed prices, which may be changed, or at varying prices determined at the time of a sale of our securities. Any agent involved in the offer or sale of our securities will be named, and any commissions payable by us to such agent will be set forth, in the supplement to this prospectus relating thereto.

In connection with the sale of our securities, underwriters or agents may receive compensation from us or from purchasers of our securities, for whom they may act as agents, in the form of discounts, concessions or commissions.

Underwriters may sell our securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents. Underwriters, dealers and agents that participate in the distribution of our securities may be deemed to be underwriters under the Securities Act, and any discounts or commissions they receive from us and any profit on the resale of our securities they realize may be deemed to be underwriting discounts and commissions under the Securities Act. Any such underwriter or agent will be identified, and any such compensation received from us will be described, in the applicable supplement to this prospectus. Unless otherwise set forth in the supplement to this prospectus relating thereto, the obligations of the underwriters or agents to purchase our securities will be subject to conditions precedent and the underwriters will be obligated to purchase all our securities if any are purchased. The public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

Offers to purchase securities may be solicited directly by us and the sale thereof may be made by us directly to institutional investors or others, who may be deemed to be underwriters within the meaning of the Securities Act of 1933 with respect to any resale thereof. The terms of any such sales will be described in the prospectus supplement relating thereto. We may use electronic media, including the internet, to sell offered securities directly.

We may elect to list any series of securities on an exchange, but, unless otherwise specified in the applicable prospectus supplement and/or other offering material, we shall not be obligated to do so. No assurance can be given as to the liquidity of the trading market for any of the securities.

We may agree to indemnify underwriters, dealers, and agents who participate in the distribution of securities against certain liabilities to which they may become subject in connection with the sale of the securities, including liabilities arising under the Securities Act of 1933.

Certain of the underwriters and their affiliates may be customers of, may engage in transactions with and may perform services for us or our affiliates in the ordinary course of business.

A prospectus and accompanying prospectus supplement in electronic form may be made available on the websites maintained by the underwriters. The underwriters may agree to allocate a number of securities for sale to their online brokerage account holders. Such allocations of securities for internet distributions will be made on the same basis as other allocations. In addition, securities may be sold by the underwriters to securities dealers who resell securities to online brokerage account holders.

To the extent required, this prospectus may be amended or supplemented from time to time to describe a specific plan of distribution. The place and time of delivery for the securities in respect of which this prospectus is delivered will be set forth in the accompanying prospectus supplement.

In connection with offerings of securities under the registration statement of which this prospectus forms a part and in compliance with applicable law, underwriters, brokers, or dealers may engage in transactions that stabilize or maintain the market price of the securities at levels above those that might otherwise prevail in the open market. Specifically, underwriters, brokers, or dealers may over-allot in connection with offerings, creating a short position in the securities for their own accounts. For the purpose of covering a syndicate short position or stabilizing the price of the securities, the underwriters, brokers, or dealers may place bids for the securities or effect purchases of the securities in the open market.

Finally, the underwriters may impose a penalty whereby selling concessions allowed to syndicate members or other brokers or dealers for distribution of the securities in offerings may be reclaimed by the syndicate if the syndicate repurchases previously distributed securities in transactions to cover short positions, in stabilization transactions or otherwise. These activities may stabilize, maintain, or otherwise affect the market price of the securities, which may be higher than the price that might otherwise prevail in the open market, and, if commenced, may be discontinued at any time.

LEGAL MATTERS

Proskauer Rose LLP, New York, New York, will provide us with an opinion as to certain legal matters in connection with the securities we are offering.

EXPERTS

The consolidated balance sheets of Icahn Enterprises L.P. as of December 31, 2012 and 2011, and the related consolidated statements of operations, changes in equity and comprehensive income and cash flows for each of the three years in the period ended December 31, 2012 and the financial statement schedule, incorporated by reference in this prospectus and elsewhere in this registration statement have been audited by Grant Thornton LLP, independent registered public accountants, as indicated in their report with respect thereto. The report of Grant Thornton LLP and the report of the other auditor, Ernst & Young LLP, independent registered public accounting firm, are incorporated by reference herein (and in the registration statement) and upon the authority of said firms as experts in accounting and auditing. The report of KPMG, LLP, independent registered public accounting firm, is incorporated by reference herein (and in the registration statement) and upon the authority of said firm as experts in accounting and auditing.

With respect to the unaudited interim financial information of Icahn Enterprises L.P. as of June 30, 2013 and March 31, 2013 and the related consolidated statements of operations, comprehensive income and cash flows for the three-month and six-month periods ended June 30, 2013 and 2012 and the three-month periods ended March 31, 2013 and 2012, and the unaudited consolidated statements of changes in equity for the three-month and six-month periods ended June 30, 2013 and March 31, 2013, respectively, incorporated by reference in this prospectus and elsewhere in the registration statement, Grant Thornton LLP and the other auditor, KPMG LLP, have reported that they have applied limited procedures in accordance with professional standards for a review of such information. The respective reports of Grant Thornton LLP and the other auditor, KPMG LLP, state that they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their respective reports on such information should be restricted in light of the limited nature of the review procedures applied. In addition, Grant Thornton LLP and the other auditor, KPMG LLP, are not subject to the liability provisions of Section 11 of the Securities Act of 1933 for their respective reports on the unaudited interim financial information because those reports are not a “part” of the registration statement prepared or certified by the accountants within the meaning of Sections 7 and 11 of that Act.

The supplemental combined balance sheets of Icahn Enterprises L.P. as of December 31, 2012 and 2011, and the related supplemental combined statements of operations, comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2012, incorporated by reference in this prospectus and elsewhere in this registration statement have been audited by Grant Thornton LLP, independent registered public accountants, as indicated in their report with respect thereto. The report of Grant Thornton LLP and the report of the other auditor, Ernst & Young LLP, independent registered public accounting firms, are incorporated by reference herein (and in the registration statement) and upon the authority of said firms as experts in accounting and auditing. The report of KPMG, LLP, independent registered public accounting firm, is incorporated by reference herein (and in the registration statement) and upon the authority of said firm as experts in accounting and auditing.

With respect to the unaudited interim supplemental combined financial information of Icahn Enterprises L.P. as of June 30, 2013 and the related supplemental combined statements of operations, comprehensive income (loss), for the three-month and six-month periods ended June 30, 2013 and 2012, and the unaudited supplemental combined statements of changes in equity for the six-month period ended June 30, 2013 and cash flows for the six-month periods ended June 30, 2013 and 2012, incorporated by reference in this prospectus and elsewhere in the registration statement, Grant Thornton LLP and the other auditor, KPMG, LLP, have reported that they have applied limited procedures in accordance with professional standards for a review of such information. The respective reports of Grant Thornton LLP and the other auditor, KPMG, LLP, state that they did not audit and they do not express an opinion on that interim supplemental combined financial information. Accordingly, the degree of reliance on their respective reports on such information should be restricted in light of the limited nature of the review procedures applied. In addition, Grant Thornton LLP and the other auditor, KPMG, LLP, are not subject to the liability provisions of

Section 11 of the Securities Act of 1933 for their respective reports on the unaudited interim supplemental combined financial information because those reports are not a “part” of the registration statement prepared or certified by the accountants within the meaning of Sections 7 and 11 of that Act.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-3 under the Securities Act to register the units and debt securities offered by this prospectus. This prospectus is part of the registration statement. This prospectus does not contain all the information contained in the registration statement because we have omitted certain parts of the registration statement in accordance with the rules and regulations of the SEC. For further information, we refer you to the registration statement, which you may read and copy at the public reference facilities maintained by the SEC at 100 F Street, N. E. Room 1580, Washington, D.C. 20549. You may obtain copies at the prescribed rates from the Public Reference Section of the SEC at its principal office in Washington, D.C. You may call the SEC at 1-800-SEC-0330 for further information about the public reference rooms. The SEC maintains a website that contains reports and information statements and other information regarding us. You may access the SEC’s website at http://www.sec.gov.

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended. As a result, we are required to file reports and other information with the SEC. These materials can be copied and inspected at the locations described above. Copies of these materials can be obtained from the Public Reference Section of the SEC at 100 F Street, N. E. Room 1580, Washington, D.C. 20549, at prescribed rates. Our depositary units are listed on The NASDAQ Global Select Market under the symbol “IEP.”

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below, all filings made pursuant to the Securities and Exchange Act of 1934 after the date of the initial registration statement and prior to effectiveness of the registration statement and any other future filings we will make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act (other than Current Reports on Form 8-K containing disclosure furnished under Items 2.02, 7.01 or 8.01 of Form 8-K, unless otherwise indicated therein):

•	Our Annual Report on Form 10-K for the fiscal year ended December 31, 2012, filed with the SEC on March 15, 2013 (SEC File No. 001-09516);
•	Our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2013 and June 30, 2013, filed with the SEC on May 3, 2013 and August 7, 2013, respectively (SEC File No. 001-09516);
•	Our Current Reports on Form 8-K, or 8-K/A, filed with the SEC on January 29, 2013, February 6, 2013, February 11, 2013, February 21, 2013, March 1, 2013, March 6, 2013, March 11, 2013, March 25, 2013, April 24, 2013, May 2, 2013, May 20, 2013, May 28, 2013, May 29, 2013, June 14, 2013, June 17, 2013, June 20, 2013, June 26, 2013, July 9, 2013, July 22, 2013, August 1, 2013, August 12, 2013, August 23, 2013, and August 29, 2013 and September 25, 2013 (SEC File No. 001-09516).

You may request a copy of these filings (not including the exhibits to such documents unless the exhibits are specifically incorporated by reference in the information contained in this prospectus), at no cost, by writing or telephoning us at the following address:

Icahn Enterprises L.P.
767 Fifth Avenue, Suite 4700
New York, New York 10153
Attn: Chief Financial Officer
Telephone requests may be directed to (212) 702-4300

This prospectus is part of a registration statement we filed with the SEC. You should rely only on the information or representations provided in this prospectus. We have authorized no one to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted.

You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of the document.

Statements contained in this prospectus as to the contents of any contract or document are not necessarily complete and in each instance reference is made to the copy of that contract or document filed as an exhibit to the registration statement or as an exhibit to another filing, each such statement being qualified in all respects by such reference and the exhibits and schedules thereto.